Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2019 RESULTS — RECORD ANNUAL AND QUARTERLY GOLD PRODUCTION; PRODUCTION GUIDANCE OUTLINES 18% GROWTH THROUGH 2022 WITH DECLINING UNIT COSTS IN 2021 AND 2022; PIPELINE PROJECTS CONTINUE TO ADVANCE; QUARTERLY DIVIDEND INCREASED

Toronto (February 13, 2020) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $331.7 million, or net income of $1.39 per share, for the fourth quarter of 2019.  This result includes an impairment reversal (net of tax) relating to the Meliadine mine of $223.4 million ($0.93 per share), non-cash foreign currency translation gains on deferred tax liabilities and non-recurring tax adjustments of $10.6 million ($0.05 per share), mark-to-market gains and other adjustments of $7.2 million ($0.03 per share) and derivative gains on financial instruments of $3.1 million ($0.01 per share).  Excluding these items would result in adjusted net income1 of $87.4 million or $0.37 per share for the fourth quarter of 2019.  For the fourth quarter of 2018, the Company reported a net loss of $393.7 million or a loss of $1.68 per share.

Included in the fourth quarter of 2019 net income, and not adjusted above, is a non-cash stock option expense of $3.2 million ($0.01 per share).

For the full year 2019, the Company reported net income of $473.2 million, or $2.00 per share.  This compares with the full year 2018, when the company reported a net loss of $326.7 million, or loss of $1.40 per share.

In the fourth quarter of 2019, cash provided by operating activities was $257.5 million ($263.8 million before changes in non-cash components of working capital), as compared with the fourth quarter of 2018 when cash provided by operating activities was $140.3 million ($150.4 million before changes in non-cash components of working capital).

1 Adjusted net income is a non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

For the full year 2019, cash provided by operating activities was a record $881.7 million ($867.3 million before changes in non-cash components of working capital), as compared with the full year 2018 when cash provided by operating activities was $605.7 million ($645.5 million before changes in non-cash components of working capital).

The increase in net income and cash provided by operating activities during the fourth quarter of 2019 and for the full year 2019, compared to the prior year periods, was mainly due to higher gold sales volumes and higher realized gold prices, partially offset by higher costs relating to the slower than expected ramp up at the Amaruq satellite deposit and the Meliadine mine.  Higher gold sales volumes were largely a result of the increased production due to the completion of the Meliadine project in 2019.

“With two new mines coming into production in Nunavut, 2019 was a pivotal year for the Company.  We set new records for both annual gold production and cash provided by operating activities.  Despite setting these production and cash flow records, the production ramp up in Nunavut has been slower than expected, which has resulted in higher than anticipated costs in the fourth quarter of 2019 and slight revisions to our 2020 production guidance,” said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “In 2020, we have put plans in place to improve productivity and optimize the operations as they continue to ramp up and we expect quarterly production growth and lower costs as we move through the year.  We remain confident in our business with 18% production growth forecast through 2022 and our confidence is demonstrated with a further 14% increase in our quarterly dividend,” added Mr. Boyd.

Fourth quarter of 2019 and full year 2019 highlights include:

•                  Record quarterly and annual gold production — Payable gold production2 in the fourth quarter of 2019 was 494,678 ounces (including pre-commercial production ounces of 3,137 (50% basis) at Canadian Malartic from the Barnat deposit) at production costs per ounce of $763, total cash costs per ounce3 of $745 and all-in sustaining costs per ounce4 (“AISC”) of $1,039.  Payable gold production for the full year 2019 was 1,782,147 ounces (including pre-commercial production ounces of 47,281 at Meliadine, 35,281 at Amaruq and 3,137 at Canadian Malartic from the Barnat deposit), at production costs per ounce of $735 and total cash costs per ounce of $673, compared to the most recent guidance of 1.77 to 1.78 million ounces of gold

2 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

3 Total cash costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

4 All-in-sustaining costs per ounce is a non-GAAP measure and, unless otherwise specified, is reported on a by-product basis.  For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

at total cash costs per ounce of $620 to $670.  AISC for the full year 2019 were $938, compared to the most recent guidance of $875 to $925 per ounce

•                  Gold production is forecast to increase by 18% from 2019 to 2022 — The gold production forecast for 2020 is now 1.875 million ounces, compared to the most recent guidance of 1.9 to 2.0 million ounces.  The gold production guidance for 2020 was reduced largely due to revisions to the mine plans at the Nunavut operations and LaRonde.  The mid-point of gold production guidance for 2021 is essentially unchanged at 2.05 million ounces and the mid-point of gold production guidance for 2022 is 2.10 million ounces

•                  Unit costs expected to decline from 2020 to 2022 — In 2020, total cash costs per ounce are forecast to be between $725 and $775 and AISC are forecast to be between $975 and $1,025 per ounce.  Costs in 2020 are forecast to increase over 2019 largely due to the ongoing ramp up of the Nunavut operations and a more conservative mining plan at LaRonde.  The Company expects production to increase and costs to be reduced after the first quarter of the year as plans are in place to resolve the key outstanding ramp up issues in Nunavut and LaRonde infrastructure upgrades are completed.  Total cash costs per ounce and AISC are expected to continue to decline from 2020 through 2022

•                  2019 gold mineral reserves declined slightly while gold grades increased 5%; Measured and indicated mineral resources increased by 4% and inferred mineral resources increased by 19% — The increase in inferred mineral resources was largely due to additions at East Gouldie and East Malartic.  The average gold mineral reserve grade in 2019 increased from 2.7 grams per tonne (“g/t”) to 2.83 g/t, which is the fourth consecutive year of improvement.  Average mineral resource grades for the year-ended 2019 were essentially unchanged from the previous year

•                  Dividend increased by 14% — A quarterly dividend of $0.20 per share has been declared.  The previous quarterly dividend was $0.175 per share

•                  Project pipeline shows potential to support future production growth

•                  Meliadine Phase 2 expansion approved — The current Meliadine mill has shown that it can operate well in excess of its nameplate 3,750 tonnes per day (“tpd”) capacity.  As a result, the Company has decided to accelerate the Phase 2 expansion to utilize this extra mill capacity.  The initial source of open pit ore will be from two pits developed on the Tiriganiaq deposit, which contain probable mineral reserves of 590,412 ounces of gold (3.8 million tonnes grading 4.89 g/t gold).  Approximately 16,500 pre-commercial gold ounces are expected to be produced from Tiriganiaq pits in 2020

•                  Amaruq underground project continues to advance — Amaruq mineral reserves increased 15% year-over-year to 3.3 million ounces of gold (26 million tonnes grading 3.96 g/t gold), with the addition of initial underground probable mineral reserves in the Whale Tail deposit of 577,000 ounces of gold (3.3 million tonnes grading 5.43 g/t gold).  The Company believes that there is good potential for the Amaruq underground to contribute to its production profile starting in 2022

•                  Underground mineral resources expanded at Canadian Malartic — An initial inferred mineral resource of 1.4 million ounces of gold (12.8 million tonnes grading 3.34 g/t gold) (50% basis), has been declared at the East Gouldie Zone, which was discovered in late 2018.  Drilling highlights from 2019 include 8.6 g/t gold over 25.8 metres at 1,071 metres depth.  At East Malartic, inferred mineral resources of 1.2 million ounces of gold (50% basis) were added with the inclusion of deeper portions of the deposit between 1,000 metres to 1,800 metres depth, increasing total inferred mineral resources at East Malartic to 2.6 million ounces of gold (39.4 million tonnes grading 2.05 g/t gold) (50%)

•                  Drilling at Santa Gertrudis extends high-grade mineral resources — The Amelia deposit continues to grow with an updated inferred mineral resource of 70,000 ounces of gold (1.6 million tonnes grading 1.38 g/t gold) at open pit depth, as well as an initial underground inferred mineral resource of 451,000 ounces of gold (3.1 million tonnes grading 4.58 g/t gold) in higher-grade sulphide material

Fourth Quarter and Full Year 2019 Financial and Production Highlights

In the fourth quarter of 2019, strong operational performance continued at the Company’s mines, which led to record quarterly payable gold production of 494,678 ounces, which includes the pre-commercial production from the Barnat deposit at Canadian Malartic.  Excluding the pre-commercial production ounces at Barnat, payable gold production was 491,541 ounces, compared to 410,712 ounces in the fourth quarter of 2018.

For the full year 2019, payable gold production was a record 1,782,147 ounces, which includes the pre-commercial production ounces at the Meliadine mine, the Amaruq satellite deposit and the Barnat deposit.  Excluding the pre-commercial production ounces, payable gold production was 1,696,443 ounces, compared to 1,626,669 ounces in 2018.

The higher level of gold production in the fourth quarter of 2019 and the full year 2019, when compared with the prior-year periods, was primarily due to the start of production at the Meliadine mine in 2019.  A detailed description of the production at each mine is set out below.

Production costs per ounce in the fourth quarter of 2019 were $763, compared to $693 in the prior-year period.  Total cash costs per ounce in the fourth quarter of 2019 were $745, compared to $608 in the prior-year period.

Production costs per ounce for the full year 2019 were $735, compared to $713 in the prior-year period.  Total cash costs per ounce for the full year 2019 were $673, compared to $637 in the prior-year period.

Production costs per ounce and total cash costs per ounce in the fourth quarter of 2019 and the full year 2019 increased when compared to the prior-year periods primarily due to higher costs relating to the slower than expected ramp up at the Amaruq satellite deposit and the Meliadine mine, partially offset by higher gold production.

AISC in the fourth quarter of 2019 was $1,039 per ounce, compared to $852 in the prior-year period.  AISC for the full year 2019 was $938 per ounce, compared to $877 in the prior-year period.

AISC in the fourth quarter of 2019 and for the full year 2019 increased when compared to the prior-year periods primarily due to higher total cash costs per ounce and higher sustaining capital costs, partially offset by expected higher gold production.  A detailed description of the cost performance of each mine is set out below.

In the fourth quarter of 2019, an impairment reversal, net of tax, of $223.4 million relating to the Meliadine mine was recorded in connection with an impairment review performed under International Financial Reporting Standards.  The impairment reversal was recognized as a result of various factors including the decrease in project risk.

Cash Position Continues to Grow, Resulting in Increasing Financial Flexibility

Cash and cash equivalents and short-term investments increased to $327.9 million at December 31, 2019, from the September 30, 2019 balance of $265.2 million.

The outstanding balance on the Company’s credit facility remained nil at December 31, 2019.  This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

With the upcoming debt maturity of $360 million of notes due in April 2020, the Company is evaluating various options to maintain financial flexibility.  The Company remains committed to maintaining an investment grade balance sheet and expects to reduce gross debt in 2020 while maintaining strong liquidity.

Approximately 16% of the Company’s 2020 Canadian dollar exposure is hedged at an average floor price of approximately 1.30 C$/US$.  Approximately 8% of the Company’s 2020 Mexican peso exposure is hedged at an average floor price of approximately 19.40 MXP/US$.  The Company’s 2020 Euro exposure is currently unhedged.  The Company’s full year 2020 cost guidance is based on assumed exchange rates of 1.30 C$/US$, 18.00 MXP/US$ and 1.15 US$/EUR.  The Company anticipates adding to its operating currency hedges, subject to market conditions.

Approximately 77% of the Company’s diesel exposure relating to its Nunavut operations for 2020 is hedged at prices better than the 2020 cost guidance assumption of C$0.85 per litre (excluding transportation costs).  The Company anticipates adding to its diesel hedges, subject to market conditions.

Capital Expenditures

Total capital expenditures (including sustaining capital) for the full year 2019 were $824.8 million, compared to guidance of $790 million.  The increase in capital expenditures compared to the previous guidance primarily related to additional spending at Kittila and the Amaruq satellite deposit.  Approximately $16 million of additional capital expenditures at Kittila was due to the acceleration of costs in connection with tailings storage and the expansion project.  At Amaruq, additional capital costs totaling $13 million were incurred in the fourth quarter of 2019, primarily related to additional mobile equipment and increased stripping costs.

The following table sets out capital expenditures (including sustaining capital) in the fourth quarter and the full year 2019.

Capital Expenditures

(In thousands of US dollars)

	Three Months Ended	Twelve Months Ended
	December 31, 2019	December 31, 2019
Sustaining Capital
LaRonde mine	$18,794	$72,165
LaRonde Zone 5	2,140	6,207
Canadian Malartic mine	13,960	45,880
Meadowbank Complex	18,801	18,801
Meliadine mine	12,554	30,937
Kittila mine	17,490	78,182
Goldex mine	7,795	22,711
Pinos Altos mine	9,511	28,098
Creston Mascota mine	—	—
La India mine	3,479	10,851
Total Sustaining Capital	$104,524	$313,832

Development Capital
LaRonde mine	$10,481	$20,011
LaRonde Zone 5	—	2,770
Canadian Malartic mine	9,554	37,171
Meadowbank Complex	17,556	174,866
Amaruq underground project	8,300	38,400
Meliadine mine	6,015	91,554
Kittila mine	37,023	101,597
Goldex mine	4,056	21,223
Pinos Altos mine	2,645	13,861
Creston Mascota mine	—	—
La India mine	931	4,516
Other	2,984	5,027
Total Development Capital	$99,545	$510,996
Total Capital Expenditures	$204,069	$824,828

Senior Management Changes

As we continue to position Agnico Eagle for the future, some changes to our senior management team were made at the end of 2019.  These changes are part of our leadership development and succession plan, which is designed to ensure we have the right leaders in the right roles to build on our long-term success.

Don Allan retired as Senior Vice-President, Corporate Development and his responsibilities were transferred to Jean Robitaille, who was appointed Senior Vice-President — Corporate Development, Business Strategy and Technical Services.  Jean’s mandate will be to increase alignment between these functions as we continue to advance and build our pipeline of sustainable, high quality projects.

Transitioning to her retirement at the end of 2020, Louise Grondin’s responsibilities for Environment and Sustainable Development were transferred to Carol Plummer, who was appointed Senior Vice-President, Sustainability.  For 2020, Louise will remain as Senior Vice-President, People and Culture.

Quarterly Dividend Increased by 14%

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.20 per common share, payable on March 16, 2020 to shareholders of record as of February 28, 2020.  Agnico Eagle has now declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for 2020

Record Date	Payment Date
February 28*	March 16*
June 1	June 15
August 31	September 15
November 25	December 15

*Declared

Dividend Reinvestment Plan

Please see the following link for information on the Company’s dividend reinvestment plan: Dividend Reinvestment Plan

Fourth Quarter 2019 Results Conference Call and Webcast Tomorrow

Agnico Eagle’s senior management will host a conference call on Friday, February 14, 2020 at 11:00 AM (E.S.T.) to discuss the Company’s fourth quarter and full year financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 7265864.  The conference call replay will expire on Friday, March 14, 2020.

The webcast along with presentation slides will be archived for 180 days on the Company’s website.

New Three-Year Guidance — Forecast Shows Continued Production Growth

The Company is announcing its detailed production and cost guidance for 2020, and mine by mine production forecasts for 2020 through 2022.  Gold production in 2020 is now forecast to be 1.875 million ounces.  This compares to previous guidance of 1.9 to 2.0 million ounces.  Gold production in 2021 is now forecast to be between 2.01 million and 2.09 million ounces (mid-point of 2.05 million ounces), which is the same as previous guidance.  Gold production in 2022 is forecast to be between 2.07 million and 2.14 million ounces (mid-point of 2.1 million ounces).

The new guidance in 2020 largely reflects a slower than previously expected ramp up of production at the new Nunavut operations and a more conservative mining plan in the West mine area at LaRonde.  Further details on this guidance are provided below.

In 2020, gold production is expected to ramp up sequentially on a quarter-over-quarter basis. The first quarter of 2020 is expected to be the weakest quarter for gold production and the Company expects production over the remaining quarters to average approximately 470,000 to 490,000 ounces of gold per quarter.

Total cash costs per ounce in 2020 are expected to be between $725 and $775 using a C$/US$ foreign exchange rate assumption of 1.30.  The higher costs in 2020, when compared to 2019, are largely a result of higher costs in Nunavut due to the slower than expected production ramp up, and general industry cost pressures (3% to 5% increase primarily on consumables and labour).  The Company remains focused on reducing costs through productivity improvements (primarily in Nunavut) and innovation initiatives at all of its operations.  As a result, in 2021, using a C$/US$ foreign exchange rate assumption of 1.30, total cash costs per ounce are forecast to decline to between $675 and $725.  Costs are then forecast to then remain stable through 2022.

AISC for 2020 are expected to be between $975 and $1,025 per ounce.  The higher AISC in 2020, when compared to 2019, is largely due to higher total cash costs.  In 2021, using a C$/US$ foreign exchange rate assumption of 1.30, AISC are forecast to decline to between $900 and $950 per ounce, largely due to higher gold production and lower total cash costs.  The Company expects AISC to be steady to declining in 2022 and beyond (based on the same foreign exchange rate assumption).

With the start-up of operations at Meliadine and Amaruq in 2019, the Company now has four cornerstone production assets (the LaRonde Complex, Canadian Malartic, Meliadine and the Meadowbank Complex) each with annual production rates of approximately 250,000 to 400,000 ounces of gold.  In addition, with the expected completion of the shaft and mill expansion at Kittila in late 2021, annual production in 2022 and beyond is expected to increase by approximately 25-30% over current levels, to more than 250,000 ounces at Kittila as new sources of ore are developed underground.

With gold production expected to increase, and total cash costs forecast to decline on a quarter-over-quarter basis in 2020, the Company expects to see a significant improvement in cash flow generation through year-end.

Three-Year Guidance Shows 18% Growth Over 2019 Production Level; Costs Forecast to Decline as Gold Production Increases Through 2022

Mine by mine production and cost guidance for 2020, and mine by mine production forecasts for 2021 and 2022 are set out below.  Opportunities to further optimize and improve production and unit cost forecasts from 2020 through 2022 are being evaluated.

Estimated Payable Gold Production

	2019*	2020**	2021 Forecast			2022 Forecast
	Actual	Forecast	Range		Mid-Point	Range		Mid-Point
Northern Business
LaRonde Complex	402,984	342,500	342,500	357,500	350,000	352,500	367,500	360,000
Canadian Malartic (50%)	334,596	330,000	345,000	355,000	350,000	325,000	335,000	330,000
Goldex mine	140,884	137,500	130,000	140,000	135,000	127,500	132,500	130,000
Kittila mine	186,101	195,000	230,000	240,000	235,000	257,500	267,500	262,500
Meadowbank Complex	193,489	245,000	367,500	377,500	372,500	412,500	417,500	415,000
Meliadine mine	238,394	350,000	380,000	390,000	385,000	392,500	402,500	397,500
	1,496,448	1,600,000	1,795,000	1,860,000	1,827,500	1,867,500	1,922,500	1,895,000
Southern Business
Pinos Altos mine	155,124	150,000	125,000	135,000	130,000	132,500	142,500	137,500
Creston Mascota mine	48,380	35,000	—	—	—	—	—	—
La India mine	82,190	90,000	85,000	95,000	90,000	65,000	70,000	67,500
	285,694	275,000	210,000	230,000	220,000	197,500	212,500	205,000
Total Gold Production	1,782,142	1,875,000	2,005,000	2,090,000	2,047,500	2,065,000	2,135,000	2,100,000

* Includes pre-commercial gold production of 35,281 ounces at Amaruq and 47,281 ounces at Meliadine

** Includes estimated pre-commercial gold production of 15,500 ounces at Canadian Malartic relating to the Barnat pit and 16,500 ounces at Meliadine relating to phase 2 expansion

In 2021, the estimated mid-point production level is currently forecast to be approximately 2.05 million ounces of gold, which is essentially unchanged from the February 2019 forecast.  In 2022, the estimated mid-point production level is currently forecast to be approximately 2.10 million ounces of gold.

Total cash costs per ounce on a by-product basis of gold produced ($ per ounce):

	2019 Actual	2020
		Forecast (mid-point)
Northern Business
LaRonde Complex	$502	$620
Canadian Malartic mine (50%)	606	624
Goldex mine	584	650
Kittila mine	736	745
Meadowbank Complex	1,152	1,282
Meliadine mine	748	670
	$672	$753
Southern Business
Pinos Altos mine	639	707
Creston Mascota mine	554	452
La India mine	823	803
	$678	$706
Total	$673	$746

Currency and commodity price assumptions used for 2020 cost estimates and sensitivities are set out in the table below:

2020 commodity and currency price assumptions		Approximate impact on total cash costs per ounce basis
Silver ($/oz)	17.50	$1 / oz change in silver price	$2
Copper ($/lb)	2.75	10% change in copper price	$1
Zinc ($/lb)	1.10	10% change in zinc price	$1
Diesel (C$/ltr)	0.85	10% change in diesel price	$3
C$/US$	1.30	1.0% change in C$/US$	$6
US$/EUR	1.15	1.0% change in US$/EUR	$1
MXP/US$	18.00	10% change in MXP/US$	$4

Depreciation Guidance

Agnico Eagle expects its 2020 depreciation and amortization expense to be between $625 and $675 million.

General & Administrative Cost Guidance

Agnico Eagle expects 2020 general and administration expenses to be between $85 and $95 million, excluding share-based compensation.  In 2020, share based compensation expense is expected to be between $25 and $35 million (including non-cash stock option expense of between $10 and $15 million).

Please see the supplemental financial data section of the Financial and Operating Database on the Company’s website for additional historical financial data.

Tax Guidance

For 2020, the Company expects its effective tax rates to be:

Canada - 40% to 50%

Mexico - 35% to 40%

Finland - 20%

The Company’s overall tax rate is expected to be between 40% and 45% for the full year 2020.

Updated Three Year Guidance Plan

Since the prior three-year gold production guidance of February 14, 2019 (“Previous Guidance”), there have been several operating developments resulting in changes to the overall three-year production profile.  Descriptions of these changes are set out below.

Northern Business

ABITIBI REGION, QUEBEC

LaRonde Complex Forecast	2019	2020	2021	2022
Previous Guidance (oz)	380,000	390,000	385,000	n.a.
Current Guidance (oz)	402,984(actual)	342,500	350,000	360,000

LaRonde Complex Forecast 2020	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Silver (g/t)	Silver Mill Recovery (%)	Zinc (%)	Zinc Mill Recovery (%)	Copper (%)	Copper Mill Recovery (%)	Minesite Costs per Tonne (C$)[5]
	2,866	3.93	94.6%	9.7	76.6%	0.29%	69.5%	0.15%	80.6%	$108

In 2019, the Company was granted a revision to the Certificate of Authorization at the LaRonde Complex, which allowed for the processing of ore from LaRonde Zone 5 (“LZ5”) through the LaRonde mill circuit.  As a result, the Company will report the operational parameters from both LZ5 and LaRonde on a combined basis starting in 2020.

At the LaRonde Complex, the lower production guidance for 2020 and 2021 (as compared to Previous Guidance) is related to lowered anticipated production rates at the LaRonde mine, partially offset by increased mining rates at LZ5, which is lower grade.

5 Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance” below.

The lower gold production at the LaRonde mine in 2020 is primarily due to strengthening ground support and more conservative seismic protocols in the West mine area.  This impact (lower production and higher total cash costs per ounce) will be concentrated in the first quarter of the year as ground support infrastructure work is completed.  Changes in the mining sequence related to the merging of the mining pyramids in the East and West mine areas is also expected to impact production in 2020 and into 2021.  Production is expected to increase (and costs decrease) in 2022 and beyond.

Canadian Malartic Forecast	2019*	2020	2021	2022
Previous Guidance (oz)	330,000	350,000	350,000	n.a.
Current Guidance (oz)	334,596(actual)	330,000	350,000	330,000

Canadian Malartic Forecast 2020**	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (C$)
	9,710	1.15	87.9%	$27

*Includes 2019 pre-commercial gold production of 3,137 ounces at the Barnat pit

**2020 Canadian Malartic guidance in the table above excludes estimated pre-commercial production tonnes from the Barnat pit.  Estimated pre-commercial production is expected to be approximately 15,500 ounces of gold

At Canadian Malartic (in which Agnico Eagle has 50% ownership), the lower production guidance for 2020 (as compared to Previous Guidance) is primarily due to the processing of lower-grade ore.  A reduced mining footprint and a higher density of underground openings in the Canadian Malartic pit has limited the access to higher-grade tonnes, which will be supplemented by lower-grade stockpiles in 2020.

Goldex Forecast	2019	2020	2021	2022
Previous Guidance (oz)	115,000	120,000	117,500	n.a.
Current Guidance (oz)	140,884(actual)	137,500	135,000	130,000

Goldex Forecast 2020	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (C$)
	2,765	1.70	91%	$42

At Goldex, the higher production guidance for 2020 and 2021 (as compared to Previous Guidance) is largely due to the acceleration of mining rates from the Deep 1 area as well as the South Zone.  The increased mining rates have been supported by strong performance of the Rail-Veyor haulage system, which is now at design rates.  A new maintenance bay is expected to be completed later this year, which could result in additional Rail-Veyor capacity.

NUNAVUT REGION

Meadowbank Complex Forecast	2019*	2020	2021	2022
Previous Guidance (oz)	200,000	272,500	351,000	n.a.
Current Guidance (oz)	193,489(actual)	245,000	372,500	415,000

*Includes 2019 pre-commercial gold production of 35,281 ounces at Amaruq (previous guidance of 40,000 ounces)

Meadowbank Complex Forecast 2020	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
	2,826	2.90	93%	$145

At the Meadowbank Complex, the lower production guidance for 2020 (as compared to Previous Guidance) is due to a slower than expected ramp up of mining activities in the Amaruq Whale Tail pit, which will primarily impact the first quarter of 2020.  Efforts are underway to optimize operations, both increasing production and reducing costs.

The higher production guidance for 2021 (as compared to Previous Guidance) is due to a slight increase in expected grade and improved productivity expected to result from initiatives being put in place in 2020.  Costs in 2021 are expected to improve significantly over 2020.

The Company is taking a phased approach to development at the Amaruq underground project.  Additional capital is being spent in 2020 to further extend underground development at the Whale Tail deposit.  At year-end 2019, the Company declared an initial underground probable mineral reserve of 577,000 ounces of gold (3.3 million tonnes grading 5.43 g/t gold).  The Company believes that there is good potential to further increase the mineral reserves.  The Company’s current evaluations forecast approximately 50,000 to 60,000 ounces gold being produced from underground operations beginning in 2022.

Meliadine Forecast	2019*	2020	2021	2022
Previous Guidance (oz)	230,000	385,000	365,000	375,000
Current Guidance (oz)	238,394(actual)	350,000	385,000	397,500

*Includes pre-commercial gold production of 47,281 ounces at Meliadine (previous guidance of 60,000 ounces)

Meliadine Forecast 2020**	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (C$)
	1,345	8.00	96.4%	$216

**2020 Meliadine guidance in the table above excludes estimated pre-commercial production tonnes relating to the Meliadine Phase 2 expansion.  Estimated pre-commercial production is expected to be approximately 16,500 ounces of gold

At Meliadine, the lower production guidance for 2020 (as compared to Previous Guidance) is primarily due to a more conservative ramp up in the mining plan, which will result in lower grade and tonnage processed in 2020, primarily in the first half of the year.  The lower grades are primarily related to changes in the mining sequence, while the lower tonnage is largely due to modifications to the front end of the crushing circuit.

The higher production guidance for 2021 and 2022 (as compared to Previous Guidance) is primarily due to the advancement of the Phase 2 expansion, which results in increased tonnage processed, albeit at lower grades (from the Tiriganiaq open pits).  Additional details on the Phase 2 expansion are provided in the Meliadine operating section below.

Minesite costs per tonne at Meliadine are expected to decline as production levels increase.

FINLAND

Kittila Forecast	2019	2020	2021	2022
Previous Guidance (oz)	175,000	215,000	245,000	n.a.
Current Guidance (oz)	186,101 (actual)	195,000	235,000	262,500

Kittila Forecast 2020	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne (EUR)
	1,640	4.30	86%	77

At Kittila, the lower production guidance for 2020 and 2021 (as compared to Previous Guidance) is primarily due to a slight decrease in the reserve grade due to minor revisions to the reserve methodology, and mining sequence changes related to the underground expansion project, which is expected to be completed in 2022.

Southern Business

Pinos Altos Forecast	2019	2020	2021	2022
Previous Guidance (oz)	165,000	150,000	146,500	n.a.
Current Guidance (oz)	155,124 (actual)	150,000	130,000	137,500

Pinos Altos Forecast 2020	Total Ore (‘000 tonnes)	Gold (g/t)	Gold Recovery (%)	Silver (g/t)	Silver Mill Recovery (%)	Minesite Costs per Tonne
	2,260	2.2	93.9%	55.50	48.2%	$62

At Pinos Altos, the lower production guidance for 2021 (as compared to Previous Guidance) is largely due to a reduction in grade related to the mining sequence at Pinos Altos and a higher proportion of lower-grade ore being sourced from the Sinter deposit.  The Company is evaluating the potential to develop the Reyna de Plata deposits and the Cubiro satellite zone, which could extend the mine life at Pinos Altos.

Creston Mascota Forecast	2019	2020	2021	2022
Previous Guidance (oz)	35,000	22,500	—	n.a.
Current Guidance (oz)	48,380 (actual)	35,000	—	—

Creston Mascota Forecast 2020	Total Ore (‘000 tonnes)	Gold (g/t)	Gold Recovery (%)	Silver (g/t)	Silver Recovery (%)	Minesite Costs per Tonne
	420	2.77	93.8%	143.36	36.4%	$67

At Creston Mascota, the significantly higher production guidance for 2020 (as compared to Previous Guidance) is largely due to higher grade ore.  Additional higher-grade ore was identified in the fourth quarter of 2019, but access was limited due to higher than expected rainfall.  Mining activities are now forecast to continue through the first half of 2020, with leaching activities expected to continue through year-end 2020.  Costs are expected to decline once mining activities have ceased.

La India Forecast	2019	2020	2021	2022
Previous Guidance (oz)	90,000	95,000	90,000	n.a.
Current Guidance (oz)	82,190 (actual)	90,000	90,000	67,500

La India Forecast 2020	Total Ore (‘000 tonnes)	Gold (g/t)	Gold Recovery (%)	Silver (g/t)	Silver Recovery (%)	Minesite Costs per Tonne
	6,118	0.69	66.3%	1.98	16.1%	$12

At La India, current guidance is essentially in line with the Previous Guidance.  The Company continues to evaluate the potential to develop other satellite zones such as El Realito and Chipriona.

Total Capital Expenditures Expected to Decline in 2021; Sustaining Capital Costs Expected to Remain Stable through 2022

The estimated capital expenditures for 2020 total approximately $740 million, which includes approximately $332 million of sustaining capital at the Company’s operating mines and $382 million on growth projects, as set out in the table below.  Additionally, approximately $26 million is estimated to be spent on capitalized exploration, approximately $90 million on expensed exploration and approximately $40 million on corporate development, project evaluations and technical services.

Estimated 2020 Capital Expenditures

(In thousands of US dollars)

			Capitalized Exploration
	Sustaining Capital	Development Capital	Sustaining	Non- sustaining

LaRonde Complex	$87,900	$37,100	$2,000	—
Canadian Malartic mine (50%)*	52,600	22,400	—	—
Meadowbank Complex	46,600	47,200	—	—
Amaruq Underground project	—	29,000	—	—
Meliadine mine*	37,800	64,500	2,900	4,000
Kittila mine	38,600	134,100	9,000	—
Goldex mine	25,500	14,700	4,300	2,100
Pinos Altos mine	29,100	8,200	500	—
Creston Mascota mine	—	—	—	—
La India mine	12,200	24,900	700	—
Other	2,000	—	100	—
Total Capital Expenditures	$332,300	$382,100	$19,500	$6,100

*2020 forecast capital expenditures relating to Canadian Malartic and Meliadine incorporate anticipated pre-production gold ounces of 15,500 and 16,500, respectively.

Using the Company’s 2020 budget assumptions, total capital expenditures are forecast to be approximately $650 to $700 million in 2021.  Annual sustaining capital expenditures (included in the above) for 2021 and beyond are expected to remain stable at approximately $325 to $375 million.  Based on the extensive list of high-quality development growth opportunities, which are set out below, and depending on prevailing gold prices and the timing of project approvals, the Company expects that total future growth and sustaining capital expenditures in future years could be at similar levels to 2021.

2020 Exploration Program and Budget — Key Programs at Kittila, Goldex, Kirkland Lake, Canadian Malartic, Santa Gertrudis and Satellite Targets at Pinos Altos

A large component of the 2020 exploration program will be focused on the Canadian Malartic and Goldex mines in the Abitibi region of northwest Quebec, the Sisar-Rimpi zones at the Kittila mine in Finland, the Kirkland Lake project in northeastern Ontario, the Santa Gertrudis project in Sonora State, Mexico and satellite targets at the Pinos Altos mine in Mexico.  The goal of these exploration programs is to delineate mineral reserves and mineral resources that can help supplement the Company’s existing production profile.

At the Kittila mine, the Company expects to spend $11.8 million for work that will include 58,000 metres of drilling focused on the Main Zone in the Roura and Rimpi areas as well as the Sisar Zone.  The goal of this program is to further explore the Kittila mineral reserve and mineral resource potential and demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila.

The drilling includes 46,000 metres of capitalized conversion drilling at the mine as described above and 12,000 metres of expensed regional exploration drilling on targets beyond the current mineral resource area.

At the Goldex mine, the Company expects to spend $6.9 million for 79,000 metres of exploration and conversion drilling focused on the M Zone, Deep 1, Deep 2 and South zones.

At the Kirkland Lake project in Ontario, the Company expects to spend $10.3 million for  48,000 metres of exploration drilling focused on converting and expanding mineral resources at the Upper Beaver and Upper Canada deposits, which is expected to lead to an updated mineral resource estimate for the Upper Beaver deposit at year-end 2020.

At the Amaruq deposit at the Meadowbank Complex, the Company expects to spend $2.9 million for 8,400 metres of exploration drilling to test regional targets with a focus on deposits with open-pit potential.  Drilling will also test the vertical extensions of near surface mineral occurrences at Mammoth Lake.

Another $2.0 million is budgeted for 5,500 metres of exploration drilling on other properties around Amaruq to test near surface open-pit targets close to existing road infrastructure between Amaruq and Baker Lake.

At the Canadian Malartic mine, the Company expects to spend $7.5 million (50% basis) for 90,000 metres (100% basis) of exploration and conversion drilling primarily focused on declaring new inferred mineral resources at the East Gouldie Zone and infilling the current inferred mineral resources in the zone to convert them into indicated mineral resources by year-end 2020.  In addition to the drilling at East Gouldie, the Company is planning to spend another $5.0 million (50% basis) on 22,000 metres (100% basis) of exploration drilling to test other regional targets at Canadian Malartic and on studies.

At the Santa Gertrudis project in Sonora, Mexico, the Company expects to spend $10.4 million for approximately 25,000 metres of drilling that will be focused on expanding the mineral resource, testing the extensions of high-grade structures such as the Amelia deposit and exploring new targets.

At the Pinos Altos mine, the Company expects to spend $7.8 million for 42,000 metres of drilling, in work that will include 5,000 metres of drilling to extend the new Reyna East Zone along strike and at depth and 10,000 metres to infill and expand the mineral resource at Cubiro and Cubiro North.

2020 Global Exploration Program and Corporate Development Budget

	Expensed Exploration		Capitalized Exploration
	US$ millions	000 metres	US$ millions	000 metres
Nunavut
Amaruq	$2.9	8.4
Meliadine	1.7	4.9	6.9	30.0
Other	2.5	6.3
Nunavut subtotal	7.1	19.6	6.9	30.0
Quebec
LaRonde and LZ5	1.5	9.5	2.0	20.6
Goldex	0.5	3.0	6.4	76.0
Other	2.7	14.2
Quebec subtotal	4.7	26.7	8.4	96.6
Canadian Malartic projects*
Canadian Malartic mine*	7.5	90.0
Regional exploration and studies	5.0	22.0
Canadian Malartic subtotal	12.5	112.0	—	—
Ontario
Kirkland Lake projects	10.3	48.0
Hammond Reef	1.1	5.0
Ontario subtotal	11.4	53.0
Europe
Kittila	2.8	12.0	9.0	46.0
Barsele	1.9	8.3
Other	1.1	—
Europe subtotal	5.8	20.3	9.0	46.0
Mexico
Pinos Altos, Creston Mascota	7.3	39.0	0.5	3.0
La India	6.6	22.0	0.7	5.0
El Barqueno	2.3	—
Santa Gertrudis	10.4	25.0
Other	7.3	13.0	0.1
Mexico subtotal	33.9	99.0	1.3	8.0
USA	7.8	12.0
G&A, land fees, etc.	6.4
Total Exploration	$89.6	342.6	$25.6	180.6

Total Corporate Development, Project Evaluations and Technical Services	$40.3

Total Exploration and Corporate Development	$129.9

*For the Canadian Malartic Mine operations and projects, in which Agnico Eagle holds a 50% indirect interest, the expenses in this table represent 50% of the total expenses, but the metres represent 100% of the metres of drilling.

Pipeline Projects Continue to Advance — Opportunities to Enhance Short-Term and Longer-Term Production

The Company has an extensive pipeline of development and advanced exploration projects, several of which are located near its existing mining operations.  These projects have the potential to add further value and enhance the current gold production profile in the short-term (2022-2023) and longer-term (2023 and beyond).  Updates on the various projects are set out below.

Near-Term Opportunities to Enhance Production Starting in 2022

The Company is evaluating several potential opportunities (none of which has yet been approved for construction, with the exception of the Meliadine Phase 2 expansion) at a number of existing operations to build further value and enhance the gold production profile starting in 2022.  These opportunities are set out in the table below with certain projects discussed in more detail below.

Minesite/ Region	Opportunity	Gold Mineral Resources/Mineral Reserves*
LaRonde Complex

Drilling continues to encounter high-grade mineralization in the West mine at depth. Exploration strategy is being reviewed to evaluate extensions of previously mined zones and areas that have seen limited exploration activity (portions of the Bousquet property). At LZ5, drilling will be carried out to expand mineral reserves and mineral resources at depth and test other nearby satellite zones (Ellison)

Ellison has indicated mineral resources of 71koz and inferred mineral resources of 461koz

Goldex	Potential for increased throughput from Deep 1 and potential for additional development of Deep 2. Also potential for increased gold production from the South Zone

Deep 2 has mineral reserves of 179koz, indicated mineral resources of 177koz and inferred mineral resources of 381koz. The South Zone has mineral reserves of 107koz, indicated mineral resources of 43koz and inferred mineral resources of 228koz

Meadowbank Complex	Ongoing evaluation of the potential to develop portions of the higher grade underground deposits at Amaruq in permafrost only	The Amaruq underground has mineral reserves of 577koz in permafrost only

Meliadine

Staged implementation of the Phase 2 expansion. Initial work will focus on open pit development at the Tiriganiaq Zone. Additional drilling is planned to expand and upgrade the existing mineral resource base in the immediate mine area

Tiriganiaq has open pit mineral reserves of 590koz

Minesite/ Region	Opportunity	Gold Mineral Resources/Mineral Reserves*
Canadian Malartic (50%)

Continued evaluation of potential production scenarios from the Odyssey and East Malartic underground zones to a depth of 1,000 metres. Drilling in 2020 will be largely focused on the newly discovered East Gouldie Zone

Pinos Altos/Creston Mascota	Ongoing exploration and evaluation of potential development scenarios for the Cubiro and Reyna de Plata satellite zones

Cubiro has underground indicated mineral resources of 212koz gold and 1,403koz silver and inferred mineral resources of 136koz gold and 912koz silver. Reyna de Plata has probable mineral reserves of 64koz gold and 2,007koz silver, indicated mineral resources of 159koz gold and 4,307koz silver and inferred mineral resources of 121koz gold and 2,970koz silver

La India	Continued exploration and evaluation of the El Realito and Chipriona zones

Chipriona has indicated mineral resources of 45koz gold, 2.1Moz silver, 359 tonnes of copper and 17,000 tonnes of zinc and inferred mineral resources of 238koz gold, 29.5Moz silver, 15,400 tonnes of copper and 86,900 tonnes of zinc El Realito has mineral reserves of 106koz gold and 485koz silver, measured and indicated mineral resources of 38koz gold and 232koz silver and inferred mineral resources of 4koz gold

*For a detailed discussion of mineral reserves and mineral resources see “Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2019)”.

The original Meliadine mine plan envisioned a 3,750 tpd mill with ore being sourced entirely from underground in years one to four.  The mill capacity for Phase 2 was expected to increase to approximately 6,000 tpd, with ore being sourced from both underground and open pits starting in year five.  The increased tonnage from the Phase 2 expansion was forecast to offset an expected decline in ore grade and keep production stable at approximately 400,000 ounces of gold per year.

The current Meliadine mill facility has demonstrated the ability to operate well in excess of the initial 3,750 tpd capacity (maximum daily rate in 2019 reached of 4,950 tpd).  As a result, the Company has decided to accelerate the start of the Phase 2 expansion by approximately two years to utilize this extra mill capacity.  The mill expansion will be undertaken in stages with processing expected to increase from current levels to 4,600 tpd in the fourth quarter of 2020 and ultimately reaching 6,000 tpd in 2024.  The initial source of open pit ore will be from pits developed on the Tiriganiaq deposit.  Development of the open pits is expected to provide additional mining flexibility.

The Tiriganiaq open pits contain probable gold mineral reserves of 590,412 ounces (3.8 million tonnes grading 4.89 g/t gold).  These pits are expected to be mined in 2020 through 2027, with production gradually ramping up over the eight-year reserve life.  The acceleration of the Phase 2 expansion is expected to result in slightly higher gold production (compared to Previous Guidance) in 2021 and 2022.  Production from the Tiriganiaq pit in 2020 is forecast to be approximately 16,500 ounces, all of which is considered pre-commercial.

At Amaruq, conversion drilling of underground mineral resources was successful in 2019 beneath the planned Whale Tail pit bottom and in the V Zone at depth.  Amaruq’s mineral reserves increased 15% year-over-year to approximately 3.3 million ounces of gold, divided between open-pit proven and probable mineral reserves of approximately 2.7 million ounces of gold (22.8 million tonnes grading 3.74 g/t gold) in the Whale Tail deposit and V Zone, and initial underground probable mineral reserves in the Whale Tail deposit of approximately 577,000 ounces of gold (3.3 million tonnes grading 5.43 g/t gold).

Aided by an exploration ramp that is currently 255 metres below surface and continues to be extended, exploration drilling has confirmed grades and widths of the Whale Tail and V Zone high-grade ore shoots at depth.  Recent highlight intercepts include 16.8 g/t gold over 9.2 metres at 354 metres depth in the Whale Tail ore shoot and 12.3 g/t gold over 8.2 metres at 607 metres depth in the V Zone ore shoot.  See the Meadowbank Complex section later in this news release for details.

The plan for 2020 is to spend $2.9 million for 8,400 metres of exploration drilling to test new exploration targets outside of the mineral resources area in the eastern extension of the V Zone and in Mammoth Lake.

Work is continuing at Amaruq to evaluate the potential for an underground operation, which could run concurrent with the open pit deposits.  Exploration continues to focus on finding additional sources of open pit ore.  Preliminary work suggests that there is an opportunity to selectively mine portions of the higher-grade underground deposits at Amaruq in permafrost only.  This approach is expected to reduce operating and capital costs (limited heating requirements), while preserving the option to mine additional underground mineral reserves and/or mineral resources.

The Company believes it is possible that underground production could begin in 2022 and run through 2026.  Initial annual gold production from underground could be at a rate of approximately 50,000 to 60,000 ounces, and average approximately 110,000 ounces per year over the life of mine.  Additional work is being carried out to evaluate the potential to increase mineral reserves and exploit a portion of the underground mineral resources.  A more detailed project evaluation is expected to be released before year-end.  The Company will continue to use a phased approach to the underground development program at Amaruq in 2020.

At Canadian Malartic (50% owned), most of the exploration in 2019 was focused on the East Gouldie Zone, which was discovered in late 2018.  East Gouldie is located south of the

East Malartic and Odyssey zones starting at a depth of approximately 700 metres below surface.

The Canadian Malartic General Partnership (the “Partnership”) completed approximately 82,000 metres (100% basis) of exploration drilling in 2019, culminating in an initial inferred mineral resource in the central portion of the East Gouldie Zone of 1.4 million ounces of gold (12.8 million tonnes grading 3.34 g/t gold) (reflecting Agnico Eagle’s 50% interest), as of December 31, 2019.

Infill drilling highlights from the fourth quarter include 8.6 g/t gold over 25.8 metres at 1,071 metres depth and 4.2 g/t gold over 39.3 metres at 1,631 metres depth.  In 2020 at East Gouldie, the aim of the drill program is to declare new inferred mineral resources at the zone and infill the current inferred mineral resources in the zone to convert them into indicated mineral resources by year-end 2020.

At East Malartic, 1.2 million ounces of gold (50% basis) have been added to inferred mineral resources with the inclusion of a deeper portion of the deposit between 1,000 metres to 1,800 metres depth.  Indicated mineral resources are 347,000 ounces of gold (5.0 million tonnes grading 2.18 g/t gold).  Total inferred mineral resources at East Malartic have grown 85% year-over-year to 2.6 million ounces of gold (39 million tonnes grading 2.05 g/t gold) (50% basis), as of December 31, 2019.

Additional details are available in the Mineral Reserves and Mineral Resources sections of this news release.

The substantial increases in mineral resources, particularly at the East Gouldie and East Malartic zones, are anticipated to eventually replace mineral reserves currently being mined at the adjacent Canadian Malartic pit.  The Partnership continues to evaluate the Odyssey project with consideration being given to potential new development synergies between the various zones at East Gouldie, Odyssey, East Malartic and Canadian Malartic.  Subject to a positive development decision, initial production could potentially start in 2023.  The Partnership is evaluating scenarios to optimize the project, which include discussions with royalty holders and other stakeholders to enhance the economics of the project.  Given the Company’s robust pipeline of development projects, the Company does not currently anticipate approving the project for development unless these discussions are successful and the project economics are significantly improved.

At Goldex, the Company continues to evaluate the potential to accelerate mining rates in the Deep 1 and Deep 2 zones as well as the South Zone.  Mineralization at Deep 2 remains open laterally and at depth, while the South Zone is open in all directions.  Future exploration is expected to focus on the conversion of portions of the mineral resources into mineral reserves in each of these zones.

Development of the Akasaba West open pit has been postponed indefinitely based on the prioritization of development capital spending.  Akasaba West contains mineral reserves of

147,000 ounces of gold and 25,900 tonnes of copper (5.4 million tonnes grading 0.85 g/t gold and 0.48% copper) and has the potential to contribute approximately 20,000 ounces of gold per year to the Goldex production profile if developed into production.

Longer-Term Opportunities to Provide Production Growth Beyond 2023

Agnico Eagle has a strong pipeline of development projects that could provide further gold production growth beyond 2023.  These opportunities are typically at an earlier stage than those outlined above.  A summary of the longer-term opportunities is set out in the following table with certain projects discussed in further detail below.

Minesite/Region	Opportunity	Gold Mineral Resources/Mineral Reserves*
Goldex	Evaluation of the Deep 2 Zone (below 1,500 metres)

Kittila

Drilling continues to extend the mineralization at depth and there is good potential to further optimize the development of the lower mine with shaft access (shaft construction is expected to be completed in the second quarter of 2021)

Meadowbank Complex	Continued evaluation of the regional potential at Amaruq. A new surface discovery could potentially extend the underground mine life

Meliadine	Further drill-testing of known zones and gold occurrences on the 80-kilometre long greenstone belt	Approximately 50 gold showings have been documented at the Meliadine property

Canadian Malartic (50%)	Evaluation of the potential for production from deeper portions (below 1,000 metres) of the Odyssey and East Malartic underground zones and development of the higher-grade East Gouldie Zone

Barsele (55%)	Testing additional mineralized zones, with a focus on volcanogenic massive sulphide (“VMS”) targets	Barsele has 176koz of indicated mineral resources and 1.0Moz of inferred mineral resources

Santa Gertrudis

Evaluation of known mineralized trends with a view to potentially restart operations at this past-producing heap leach mine. The recent discovery of high-grade mineralization at Amelia opens up the potential to add a mill circuit to process higher grade sulphide ore from underground

Santa Gertrudis mineral resources at open pit depths (including Amelia): 104koz of indicated mineral resources and 717koz of inferred mineral resources. The Amelia underground deposit has 451koz of inferred mineral resources in sulphides

Minesite/Region	Opportunity	Gold Mineral Resources/Mineral Reserves*
Kirkland Lake

Continued evaluation of potential production scenarios at Upper Beaver. Recent drilling and reinterpretation has led to a significant increase in mineral resources at the past producing Upper Canada mine that could have synergies with the potential development of a mine at the adjacent Upper Beaver project

Upper Beaver has 1.4Moz of mineral reserves, 403koz of indicated mineral resources and 1.4Moz of inferred mineral resources. Upper Canada has 693koz of indicated mineral resources and 1.8Moz of inferred mineral resources

Hammond Reef	A re-interpretation of the deposit model is under way to evaluate potential production scenarios in a higher gold price environment	Hammond Reef has 4.5Moz of measured and indicated mineral resources

*For a detailed discussion of mineral reserves and mineral resources see “Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2019)”.

At the Kirkland Lake project in Ontario, the Company is evaluating potential development strategies at the Upper Beaver and Upper Canada deposits.  Solid drill results from the 2019 exploration program, including 12.8 g/t gold over 3.3 metres at 409 metres depth in the MQ Zone, have helped to increase the mineral resources at the Upper Canada deposit.  (See the Kirkland Lake section later in this news release for details).  The validation of historic data has led to a reinterpretation of the entire Upper Canada deposit that resulted in initial indicated mineral resources of 693,000 ounces of gold (9.7 million tonnes grading 2.23 g/t gold) as of December 31, 2019, divided between 592,000 ounces of gold at underground depth and 102,000 ounces of gold at open-pit depth.  The inferred mineral resources for Upper Canada have been maintained at 1.8 million ounces of gold (17 million tonnes grading 3.22 g/t gold) at open pit and underground depths.  Further details are available in the Mineral Resources section later in this news release.

The Company expects to publish an updated mineral resource estimate for the Upper Beaver deposit at year-end 2020.  An increase in the mineral resources in the shallow basalts would have a significant positive impact on project economics, and could provide added flexibility for a future underground operation.

At the Hammond Reef project in Ontario, agreements with local First Nations are in place and the project has received environmental approval from both Federal and Provincial agencies.  In 2020, the Company will continue to evaluate optimization of the deposit and potential mining scenarios to improve project economics.  The Company will also be carrying out ore-sorting studies and evaluating other regional opportunities.  Hammond Reef contains measured and indicated mineral resources of 4.5 million ounces of gold (208 million tonnes grading 0.67 g/t gold).  Initial optimization studies suggest that there could be potential for slightly higher grades.

In January 2020, the Company exercised its right of first refusal to repurchase a 2% net smelter return royalty on the Hammond Reef project from Kinross Gold Corporation for $12 million.

At the Santa Gertrudis project in Sonora State, Mexico, the high-grade Amelia deposit continues to grow.  Exploration has extended the Amelia ore shoot to 677 metres below surface, where drilling has intersected 13.4 g/t gold and 436 g/t silver over 3.8 metres.  (See the Santa Gertrudis section later in this news release for details.)  The updated inferred mineral resource at Amelia is 70,000 ounces of gold (1.6 million tonnes grading 1.38 g/t gold) in oxides at open pit depth, as well as an initial underground inferred mineral resource of 451,000 ounces of gold (3.1 million tonnes grading 4.58 g/t gold) in the high-grade sulphide material.

The Amelia mineral resources are part of the Santa Gertrudis project mineral resource estimate.  Extensive drilling and studies in 2019 on the whole Santa Gertrudis property have led to initial indicated mineral resources of 104,000 ounces of gold (5.1 million tonnes grading 0.64 g/t gold) at open pit depth and an increased inferred mineral resource of 1.2 million ounces of gold (22.1 million tonnes grading 1.64 g/t gold) mainly at open pit depth, as of December 31, 2019.  Further details are available in the Mineral Resources section later in this news release.

The 2019 Espiritu Santo discovery, 500 metres east-southeast of Amelia, includes high-grade shallow mineralized structures yielding intersections such as 5.9 g/t gold and 159 g/t silver over 6.5 metres at 90 metres depth.  More drilling is planned this year to test the extension of the new discovery in Espiritu Santo.

The Company is currently evaluating a potential production scenario that utilizes a heap leach for lower grade mineralization and a small mill facility to process higher-grade ore.  The Company believes that the Santa Gertrudis project has the potential to be a similar size operation to La India.

Mineral Reserve Gold Grade Improves by 5% and Ounces Decrease Slightly in 2019, Driven by Record Gold Production, Depletion at Low-Grade Mines and Conversion Drilling Success at Amaruq, Meliadine and Goldex

At December 31, 2019, the Company’s proven and probable mineral reserves (net of 2019 gold production) totaled 237 million tonnes of ore grading 2.83 g/t gold, containing approximately 21.6 million ounces of gold.  This is a decrease of approximately 454,000 ounces of gold (2%) compared with the prior year.  The ore extracted from mines in 2019 contained 2.0 million ounces of gold in-situ (30.1 million tonnes grading 2.04 g/t gold).

The Company’s overall mineral reserve gold grade improved 5% to 2.83 g/t from 2.70 g/t, largely due to depletion of lower-grade Canadian Malartic ore as well as inclusion of initial, high-grade underground mineral reserves at the Amaruq deposit and an increase in mineral reserves at the Meliadine mine from four open pits.  Agnico Eagle continues to have one of the highest mineral reserve grades among its North American peers.

Highlights from the December 31, 2019 Mineral Reserve statement include:

•                  At the Amaruq deposit at the Meadowbank Complex, initial underground probable mineral reserves of 0.6 million ounces of gold (3.3 million tonnes grading 5.43 g/t gold).  Amaruq’s combined open-pit and underground mineral reserves saw a net increase of 0.4 million ounces gold at year-end 2019

•                  At the Meliadine mine, increase of 0.3 million ounces of gold in mineral reserves due to conversion to initial mineral reserves at the new F Zone, Wesmeg, Normeg and Pump open pits, as well as underground conversion

•                  At the Goldex mine, addition of 0.1 million ounces of gold in mineral reserves (net of 2019 gold production) due to conversion drilling in the Deep 1, Deep 2 and South zones

The Company’s December 31, 2019 gold mineral reserves are set out below, compared with the gold mineral reserves a year earlier:

	Proven & Probable Mineral Reserve (000s gold ounces)			Average Mineral Reserve Gold Grade (g/t)
Gold Mineral Reserves By Mine or Deposit	2019	2018	Change (000s oz gold)	2019	2018	Change (g/t gold)
Northern Business
LaRonde	2,888	3,081	(193)	6.02	5.85	0.17
LaRonde Zone 5	686	681	5	2.30	2.25	0.05
Canadian Malartic (50%)	2,389	2,780	(391)	1.11	1.10	0.01
Goldex	1,088	962	125	1.61	1.58	0.03
Akasaba West	147	147	0	0.85	0.84	0.01
Meadowbank mine	3	98	(95)	2.24	1.89	0.35
Amaruq	3,318	2,882	436	3.96	3.59	0.37
Meadowbank (incl. Amaruq)	3,320	2,979	341	3.96	3.49	0.47
Meliadine	4,067	3,753	314	6.10	6.97	(0.87)
Upper Beaver	1,395	1,395	0	5.43	5.43	0
Kittila	4,096	4,414	(318)	4.40	4.50	(0.10)
Subtotal	20,077	20,192	(116)	3.10	2.98	0.12
Southern Business
Pinos Altos	957	1,184	(227)	2.06	2.15	(0.09)
Creston Mascota	61	82	(21)	2.49	1.77	0.72
La India	490	581	(90)	0.75	0.74	0.01
Subtotal	1,508	1,847	(338)	1.32	1.34	(0.02)
Total Mineral Reserves	21,585	22,039	(454)	2.83	2.70	0.13

Data set out in the table above and certain other data in this news release have been rounded to the nearest thousand.  See “Detailed Mineral Reserves and Mineral Resources Data (as of December 31, 2019)” at the end of this news release for more details.  Mineral reserves are in-situ, taking into account all mining recoveries and dilutions, before mill or heap-leach recoveries.

The economic parameters used to estimate mineral reserves and mineral resources for all properties are set out in the table below.  In prior years, the Company’s economic parameters were determined using historic three-year average metals prices and foreign exchange rates in accordance with the U.S. Securities and Exchange Commission (the “SEC”) guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve estimation, which the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

Assumptions used for the December 31, 2019 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00		US$ per €1.00
Long-life operations and projects					$1.25	MXP	17.00	$1.15
Short-life operations — Creston Mascota (Bravo) and Sinter satellite operations at Pinos Altos	$1,200	$15.50	$2.50	$1.00	$1.30	MXP	18.00	Not applicable
Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable		Not applicable

*The Upper Beaver project has a net smelter return (NSR) cut-off value of C$125/tonne

**The Canadian Malartic mine uses a cut-off grade between 0.40 g/t and 0.43 g/t gold (depending on the deposit)

The above metal price assumptions are below the three-year historic gold and silver price averages (from January 1, 2017 to December 31, 2019) of approximately $1,302 per ounce and $16.57 per ounce, respectively.  The mineral resources at all properties (except Canadian Malartic) are estimated using 75% of the cut-off grades used to estimate the mineral reserves.  At the Canadian Malartic mine, the mineral resources are estimated using 80% of the cut-off grades used to estimate the mineral reserves.

At the Amaruq deposit at the Meadowbank Complex, the Company estimated initial underground probable mineral reserves of 577,000 ounces of gold (3.3 million tonnes grading 5.43 g/t gold).  Delineation and conversion drilling added another 44,000 ounces of gold, offset by the initiation of commercial mining from the open pit at Amaruq in 2019.  Amaruq’s combined open-pit and underground mineral reserves saw a net increase of approximately 436,000 ounces of gold at year-end 2019.  As mining came to an end at Meadowbank in 2019, Meadowbank recorded a net decrease of 95,000 ounces of gold in mineral reserves to almost nil at year end.  During the 2019 transition year at the Meadowbank Complex, as mining commenced at Amaruq and ceased at Meadowbank, approximately 208,000 in-situ ounces of gold were mined in total at the Meadowbank Complex.

At the Meliadine mine, the conversion from indicated mineral resources to mineral reserves of the F Zone, Wesmeg, Normeg and Pump open pits added 364,000 ounces of gold in mineral reserves (2.4 million tonnes grading 4.73 g/t gold).  Delineation drilling and the reinterpretation of mineralization added another approximately 36,000 ounces of gold to mineral reserves while approximately 98,000 ounces of gold was gained in mineral reserves by using a lower cut-off grade.  Offset by the mining of approximately 253,000 in-situ ounces of gold in 2019, overall there was a net increase of approximately 314,000 ounces of gold in mineral reserves at Meliadine.

At the Goldex mine, approximately 264,000 ounces of gold were added to mineral reserves due to conversion drilling in the Deep 1, Deep 2 and South zones.  This was partially offset by the mining of approximately 153,000 in-situ ounces of gold in 2019, resulting in a net increase of approximately 125,000 ounces of gold in mineral reserves at Goldex.

At the Canadian Malartic mine, the net decrease of approximately 391,000 ounces of gold in mineral reserves (reflecting Agnico Eagle’s 50% interest) is largely due to the mining of approximately 376,000 in-situ ounces of gold (50%) in 2019.  Some of the increasing mineral resources at the Odyssey, East Gouldie and East Malartic deposits may be converted into mineral reserves in the future, to replace the ore currently being mined at the adjacent Canadian Malartic pit.

At the Kittila mine, conversion and exploration drilling, as well as a revision of reserve-estimation parameters, resulted in a decrease of approximately 86,000 ounces of gold in mineral reserves.  With the mining of 212,000 ounces of in-situ gold in 2019, the result was an overall decrease in mineral reserves of 318,000 ounces of gold at Kittila.

At Pinos Altos, a review of mining parameters reduced mineral reserves by approximately 41,000 ounces of gold while a new cut-off grade reduced mineral reserves further by approximately 24,000 ounces of gold.  With the mining of approximately 164,000 in-situ ounces of gold in 2019, there was a net decrease of approximately 227,000 ounces of gold in mineral reserves at Pinos Altos.  There were smaller net decreases of gold in mineral reserves at the nearby Creston Mascota mine and the La India mine.

At the LaRonde mine, delineation and conversion drilling programs added approximately 160,000 ounces of gold to mineral reserves.  This was more than offset by approximately 361,000 ounces of in-situ gold mined in 2019, resulting in a net decrease of approximately 193,000 ounces of gold in mineral reserves at LaRonde.

It is the Company’s goal to maintain its global mineral reserves at approximately 10 times its annual gold production rate.  The current mineral reserves remain within this range when compared to the Company’s projected annual 2020 gold production guidance.

In addition to gold, Agnico Eagle’s proven and probable mineral reserves include by-product metals of approximately 37 million ounces of silver at the Pinos Altos, LaRonde, La India and Creston Mascota mines (50.6 million tonnes grading an average of 22.46  g/t silver), plus 120,000 tonnes of zinc and 39,000 tonnes of copper at the LaRonde mine (14.9 million tonnes grading 0.80% zinc and 0.26% copper); 26,000 tonnes of copper at the Akasaba West project (5.4 million tonnes grading 0.48% copper) and 20,000 tonnes of copper at the Upper Beaver project (8.0 million tonnes grading 0.25% copper).

At an assumed gold price of $1,325 per ounce (leaving other assumptions unchanged), the Company estimates there would be an approximate 5.2% increase in the gold contained in proven and probable mineral reserves.  Conversely, using a gold price of $1,075 (leaving other assumptions unchanged), the Company estimates there would be an approximate 6.6% decrease in the gold contained in proven and probable mineral reserves.

Measured and Indicated Mineral Resources Increase by 4% to 18.1 Million Ounces of Gold Due to Initial Indicated Mineral Resources at Upper Canada, Optimization of Estimation Method at Goldex and Conversion Drilling at Multiple Projects

Highlights from the December 31, 2019 Measured and Indicated Mineral Resource statement include:

•                  At the Upper Canada deposit at the Kirkland Lake project, initial indicated mineral resources of 0.7 million ounces of gold (9.7 million tonnes grading 2.23 g/t gold)

•                  At Goldex, indicated mineral resources increased by 328,000 ounces of gold mainly due to optimizing the estimation method

The Company’s measured and indicated mineral resources now total 425 million tonnes grading 1.32 g/t gold, or 18.1 million ounces of gold.  This represents a 4% (665,000-ounce) increase in ounces of gold, but a small decrease in grade from 1.36 g/t gold a year earlier (see the Company’s news release dated February 14, 2019 for details of previous mineral resource estimate).

The increase in the Company’s measured and indicated mineral resources is mainly due to the inclusion of an initial indicated mineral resources of 693,000 ounces of gold (9.7 million tonnes grading 2.23 g/t gold) at the Upper Canada deposit at the Kirkland Lake project, where the mineral resource confidence level was increased based on the validation of historic data.  These mineral resources are divided between 592,000 ounces of gold (7.8 million tonnes grading 2.36 g/t gold) in underground indicated mineral resources and 102,000 ounces of gold (1.8 million tonnes grading 1.72 g/t gold) of open-pit indicated mineral resources.

Indicated mineral resources at Goldex have increased 19% (328,000 ounces of gold) as the confidence level increased with conversion drilling and improved resource estimation and categorization method added approximately 586,000 ounces of gold.  This was partially offset by the re-categorization to mineral reserves of several zones that reduced measured and indicated mineral resources by approximately 257,000 ounces of gold.

Conversion drilling at the Goldex, Pinos Altos, Amaruq, Kittila and Chipriona properties resulted in gains of approximately 249,000 ounces of gold to measured and indicated mineral resources.  Studies at LZ5 resulted in the addition of approximately 196,000 ounces of gold (3 million tonnes grading 2.00 g/t gold) in measured and indicated mineral resources on levels 54 to 65.  Offsetting these gains was the conversion of approximately 844,000 ounces of gold to mineral reserves at Amaruq and Meliadine.

Initial Inferred Mineral Resources at East Gouldie Discovery and Additional Inferred Mineral Resources Below 1,000 Metres at East Malartic Increase Inferred Mineral Resources by 19% to 21.5 Million Ounces

Highlights from the December 31, 2019 Inferred Mineral Resource statement include:

•                  At the East Gouldie discovery at the Canadian Malartic mine property, initial inferred mineral resources of 1.4 million ounces of gold (12.8 million tonnes grading 3.34 g/t gold) (reflecting Agnico Eagle’s 50% interest)

•                  At East Malartic, the revision of the cut-off grade and mining assumptions resulted in the inclusion of new mineral resources below 1,000 metres depth and have increased inferred mineral resources by 1.2 million ounces of gold (reflecting Agnico Eagle’s 50% interest)

•                  At Kittila, inferred mineral resources have increased 70% (716,000 ounces of gold) due to exploration at Roura and Rimpi, new estimation parameters and changing the bottom limit for resources reporting from 1,400 metres to 1,540 metres below surface

•                  At the Amelia deposit at Santa Gertrudis, initial underground inferred mineral resources have added 0.5 million ounces of gold (3.1 million tonnes grading 4.58 g/t gold)

The Company’s inferred mineral resources now total 250 million tonnes grading 2.67 g/t gold, or approximately 21.5 million ounces of gold.  This represents an approximate 19% (3.36 million ounce) increase in ounces of gold, at a slight decrease in grade from 2.69 g/t gold in the December 2018 inferred mineral resources (see the Company’s news release dated February 14, 2019 for details regarding the Company’s December 2018 inferred mineral resources).

The increase to inferred mineral resources was mainly due to substantial new inferred mineral resources being estimated at underground depths on the Canadian Malartic mine property in the East Gouldie and East Malartic deposits east of the open pits, partially offset by the conversion of inferred mineral resources to indicated mineral resources at Goldex, Upper Canada, Amaruq and Santa Gertrudis.

At East Gouldie, continued exploration and infill drilling (announced in the Company’s news release dated October 23, 2019) has resulted in the estimation of an initial inferred mineral resource of 1.4 million ounces of gold (12.8 million tonnes grading 3.34 g/t gold) (reflecting Agnico Eagle’s 50% interest).  At East Malartic, the revision of the cut-off grade and mining assumptions resulted in the inclusion of new mineral resources below 1,000 metres depth and have increased inferred mineral resources by 1.2 million ounces of gold (reflecting Agnico Eagle’s 50% interest), bringing total inferred mineral resources at East Malartic to 2.6 million ounces of gold (39 million tonnes grading 2.05 g/t gold) (50% basis).

At Kittila, inferred mineral resources have increased by 70% (716,000 ounces gold) due to several factors.  Approximately 327,000 ounces of gold was added due to exploration drilling at Roura and Rimpi; approximately 243,000 ounces of gold was added from the adoption of new estimation parameters for the mineral resources estimate; and approximately 146,000 ounces of gold was added by lowering the bottom limit for estimating mineral resources from 1,400 metres to 1,540 metres depth below surface.  At Kittila, inferred mineral resources now total 1.7 million ounces of gold (13.8 million tonnes grading 3.90 g/t gold).

At Santa Gertrudis, the Company has estimated an initial underground inferred mineral resource in the Amelia deposit of approximately 451,000 ounces of gold (3.1 million tonnes grading 4.58 g/t gold).  This more than offset the conversion of 104,000 ounces of gold from inferred mineral resources at open pit depth to indicated mineral resources.  Santa Gertrudis now has a total inferred mineral resource of 1.2 million ounces of gold (22 million tonnes grading 1.64 g/t gold).

The distribution of mineral resources by property is set out in the following table.  For full details including tonnage and grade, see the “Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2019)” later in this news release.

December 31, 2019 Mineral Resources*

	Measured & Indicated Mineral Resources	Inferred Mineral Resources
	(000 oz gold)	(000 oz gold)
Northern Business
LaRonde	488	854
LaRonde Zone 5	624	611
Ellison	71	461
Canadian Malartic (50%)	431	92
Odyssey (50%)	68	833
East Malartic (50%)	347	2,596
East Gouldie (50%)	0	1,369
Goldex	2,011	1,212
Akasaba West	98	0
Zulapa	0	39
Meadowbank	90	0
Amaruq	1,070	1,520
Meadowbank Complex (incl. Amaruq)	1,160	1,520
Meliadine	2,799	2,631
Hammond Reef	4,501	12
Upper Beaver (Kirkland Lake)	403	1,416
Amalgamated Kirkland (Kirkland Lake)	265	406
Anoki/McBean (Kirkland Lake)	320	382
Upper Canada (Kirkland Lake)	693	1,768
Kittila	1,520	1,735
Kuotko	0	29
Kylmäkangas	0	250
Barsele (55%)	176	1,005
Subtotal Northern Business	15,976	19,221

Southern Business
Pinos Altos	1,057	435
Creston Mascota	24	10
La India	238	15
Tarachi	294	68
Chipriona	45	238
El Barqueno Gold	318	325
Santa Gertrudis	104	1,168
Subtotal Southern Business	2,079	2,259
Total Mineral Resources	18,055	21,480

*Ownership of mines and projects is 100% unless otherwise indicated. Where Agnico Eagle’s interest is less than 100%, the stated mineral resources reflect the Company’s interest.

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LaRonde Zone 5 mines), Goldex and a 50% interest in the Canadian Malartic mines.  These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Record Gold Grade in November 2019 Drives Strong Quarterly Production; West Mine Drilling Continues to Encounter High Grade Mineralization

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

LaRonde Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2019	December 31, 2018
Tonnes of ore milled (thousands of tonnes)	505	515
Tonnes of ore milled per day	5,489	5,598
Gold grade (g/t)	6.35	5.14
Gold production (ounces)	97,470	81,022
Production costs per tonne (C$)	$131	$136
Minesite costs per tonne (C$)	$128	$117
Production costs per ounce of gold produced ($ per ounce):	$513	$666
Total cash costs per ounce of gold produced ($ per ounce):	$422	$441

Production costs per tonne in the fourth quarter of 2019 decreased when compared to the prior-year period primarily due to the timing of unsold concentrate inventory, partially offset by higher underground mining and development costs and lower throughput levels.  Production costs per ounce in the fourth quarter of 2019 decreased when compared to the prior-year period due to the reasons described above and higher gold production.

Minesite costs per tonne in the fourth quarter of 2019 increased when compared to the prior-year period due to higher underground mining and development costs and lower throughput levels.  Total cash costs per ounce in the fourth quarter of 2019 decreased when compared to the prior-year period due to higher gold production, partially offset by higher underground mining and development costs.

Gold production in the fourth quarter of 2019 increased when compared to the prior-year period due to higher grades and better localized block model reconciliation from the West mine area.  In November, 2019, the mine achieved record gold grades of 7.1 g/t.

LaRonde Mine — Operating Statistics
	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
Tonnes of ore milled (thousands of tonnes)	2,057	2,108
Tonnes of ore milled per day	5,636	5,775
Gold grade (g/t)	5.46	5.32
Gold production (ounces)	343,154	343,686
Production costs per tonne (C$)	$139	$139
Minesite costs per tonne (C$)	$125	$119
Production costs per ounce of gold produced ($ per ounce):	$627	$664
Total cash costs per ounce of gold produced ($ per ounce):	$464	$445

Production costs per tonne for the full year 2019 were the same when compared to the prior-year period.  Production costs per ounce for the full year 2019 decreased when compared to the prior-year period mainly due to the timing of unsold concentrate inventory.

Minesite costs per tonne for the full year 2019 increased when compared to the prior-year period due to higher underground mining and development costs and slightly lower throughput levels.  Total cash costs per ounce for the full year 2019 increased when compared to the prior-year period due to the reasons described above.

Gold production for the full year 2019 was essentially the same when compared to the prior year period.

As discussed in previous news releases, the risks of more frequent and larger seismic events increase as the Company mines deeper at LaRonde.  Over the years, the Company has continued to adapt and manage this risk.  In early December 2019, the Company saw an increase in seismicity in the West mine area outside of normal protocols.  In addition, as development has progressed in the West mine area, additional geological structures (faulting and fracturing) have been recognized.  This information has now been incorporated into a revised ground support plan for the West mine area.

This revised plan has been developed to ensure the safety of the Company’s employees, secure the higher-grade orebody to the west and preserve existing mine infrastructure in the area.  To implement this plan, mining activity in the West mine was temporarily suspended in mid-December 2019 and refocused in the East mine area.

In the West mine area, the Company is currently reinforcing ground support including installing additional support (shotcrete, bolts and cables) in the main ramp and access points on various levels.  Seismicity is expected to continue but ground support will be better adapted to manage stress levels.

In 2020, approximately 12% of the tonnage mined at LaRonde is expected to be from the West mine area.  This tonnage is expected to increase to approximately 29% in 2021.  The capital cost for additional ground support in the West mine area in 2020 is approximately

$1.5 million.  The increase in operating costs related to the additional ground support in 2020 is still being evaluated, but is expected to be less than C$1.00 per tonne.

Normal mining activities in the West mine area are expected to restart in late March or early April 2020.  This delay is expected to result in lower gold production in the first quarter of 2020 (approximately 70,000 ounces of expected gold production for the quarter) as gold grades are lower in the East mine area.  Production and unit costs are expected to return to more normalized levels in the second quarter through the fourth quarter of 2020 (approximately 90,000 ounces per quarter) as higher grade ore is extracted from the West mine area.

Infrastructure continues to be developed to provide further access to mine LaRonde 3 and construction of the level 308 East mine cooling plant is ongoing.  Development continues on the access ramp to LaRonde 11-3.  Production activities are expected to begin at this zone in 2022.

Drilling continues to encounter high gold grades in the West mine area of LaRonde 3 project

Exploration work at the LaRonde mine is focused on conversion drilling in the LaRonde 3 project below 3,100 metres depth.  The LaRonde 3 mineral reserves and indicated mineral resources currently extend to approximately 3,380 metres depth, while the inferred mineral resources continue to down to 3,800 metres.

Selected recent drill results are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release.  Pierce points for all these holes are shown on the LaRonde Composite Longitudinal Section.  All intercepts reported for the LaRonde mine show capped gold grades and uncapped silver, copper and zinc grades over estimated true widths.

Recent exploration and infill drill results from the West mine area of LaRonde 3 (below Level 311)

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Copper grade (%)	Zinc grade (%)
LR-290-104	714.5	728.4	3,452	8.3	8.3	8.3	6.7	0.33	0.01
LR-290-107	674.9	682.9	3,413	4.9	26.0	22.0	15.5	0.62	0.02

*Holes at LaRonde 3 use a capping factor of 80 g/t gold and 1,000 g/t silver.  None of the silver, copper or zinc values in this table were capped.

[LaRonde Mine Composite Longitudinal Section]

Below approximately 2.8 kilometres depth, the LaRonde mine divides into two parallel lobes called the “East mine” and the slightly offset “West mine”, as shown in the LaRonde Mine Composite Longitudinal Section.  The gold grade generally increases with depth in the deep part of the mine.  The 2019 conversion drill program has extended the core of higher gold grades in the West mine downward to 3,450 metres depth.  Recent results in this area include hole LR-290-107 that intersected 22.0 g/t gold, 15.5 g/t silver, 0.62% copper and 0.02% zinc over 4.9 metres at 3,413 metres depth.  Slightly deeper, hole LR-290-104 intersected 8.3 g/t gold, 6.7 g/t silver, 0.33% copper and 0.01% zinc over 8.3 metres at 3,452 metres depth.

These new high-grade intersections support and improve the geological model, and are expected to result in conversion of inferred mineral resources to indicated mineral resources in the western portion of the LaRonde 3 project, in the year-end 2020 update.

The 2020 exploration budget at the LaRonde mine includes $2.0 million for 9,600 metres of conversion drilling at the LaRonde 3 project, 9,500 metres of drilling to explore the potential of Zone 6 at depth and 1,500 metres of conversion drilling at LZ5.

Exploration is also planned at the adjacent Bousquet property, where the Company is achieving strong operating results at LZ5 and the LaRonde 11-3 mine development.  An exploration budget of $1.5 million in 2020 will include 6,000 metres of drilling targeting historic Bousquet zones, which exhibit good exploration potential between 2,000 and 3,000 metres depth, and 3,500 metres of drilling to explore Zones 6 and 20N at depth.  Compilation of historic data from the whole Bousquet property will continue.

The development drift that is currently being driven west from LaRonde’s level 146 to the LaRonde 11-3 project at level 149 will have the additional benefit of allowing for underground exploration drilling into previously unexplored targets in Zone 6 and 20N, starting in 2021.

LaRonde Zone 5 — Operations Continue to Exceed Expectations; Further Production and Mineral Reserve Growth Expected in 2020

The Company acquired the LZ5 project in 2003.  The property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit.  In February 2017, the LZ5 project was approved by Agnico Eagle’s Board of Directors for development.  Commercial production was achieved in June 2018.

Production costs per tonne in the fourth quarter of 2019 were C$74.  Production costs per ounce in the fourth quarter of 2019 were $840.  Minesite costs per tonne in the fourth quarter of 2019 were C$69.  Total cash costs per ounce in the fourth quarter of 2019 were $771.  Gold production in the fourth quarter of 2019 was 15,234 ounces of gold.

Production costs per tonne for the full year 2019 were C$63.  Production costs per ounce for the full year 2019 were $689.  Minesite costs per tonne for the full year 2019 were C$66.  Total cash costs per ounce for the full year 2019 were $722.  Gold production for the full year 2019 was 59,830 ounces of gold.

In the fourth quarter and for the full year 2018, the LZ5 circuit at the LaRonde mill processed ore for 55 days and 116 days respectively, as the mine achieved commercial production in June 2018 and remaining Lapa ore was still being processed on that circuit.  As a result, the operating results in the fourth quarter and for the full year 2019 are not comparable to the prior year periods.

Continued productivity improvements and successful automation implementation (autonomous mucking and hauling) led to an increase in daily tonnage to 2,600 tpd by the end of the fourth quarter of 2019.  Production in 2020 is forecast to increase to 2,800 tpd.

Given the success in mining the upper portions of the LZ5 deposit (from surface to 330 metres), mining activities will be extended to 480 metres starting in 2020.  The Company is also evaluating the potential to develop deeper portions of LZ5 (480 metres to 700 metres) and potentially mine portions of the neighboring Ellison property from the LZ5 underground infrastructure.

In 2020, the Company will continue to test and refine automated mining techniques at LZ5 with a goal to increase the tonnage mined remotely to greater than 15% of the total tonnes mined.

Canadian Malartic Mine — Main Highway By-Pass Opened and First Pre-production Ore Processed From Barnat in the Fourth Quarter of 2019

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired Osisko Mining Corporation and created the Partnership.  The Partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of

Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.  All volume numbers in this section reflect the Company’s 50% interest in the Canadian Malartic mine, except as otherwise indicated.

Canadian Malartic Mine — Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Three Months Ended	Three Months Ended
	December 31, 2019	December 31, 2018
Tonnes of ore milled (thousands of tonnes) (100%)	5,174	5,084
Tonnes of ore milled per day (100%)	59,144	55,261
Gold grade (g/t)	1.11	1.18
Gold production (ounces)	81,905	84,732
Production costs per tonne (C$)	$27	$26
Minesite costs per tonne (C$)	$26	$25
Production costs per ounce of gold produced ($ per ounce):	$668	$604
Total cash costs per ounce of gold produced ($ per ounce):	$630	$562

Production costs per tonne in the fourth quarter of 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce in the fourth quarter of 2019 increased when compared to the prior-year period due to higher contractor costs, lower deferred capitalized stripping costs and lower gold production.

Minesite costs per tonne in the fourth quarter of 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce in the fourth quarter of 2019 increased when compared to the prior-year period due to the reasons described above.

Gold production in the fourth quarter of 2019 decreased when compared to the prior-year period primarily due to lower grades resulting from less flexibility in the mining sequence.  Pre-commercial production in 2019 from the Barnat pit was 3,137 ounces of gold.

Canadian Malartic Mine — Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
Tonnes of ore milled (thousands of tonnes) (100%)	20,782	20,484
Tonnes of ore milled per day (100%)	57,669	56,121
Gold grade (g/t)	1.12	1.20
Gold production (ounces)	331,459	348,600
Production costs per tonne (C$)	$26	$25
Minesite costs per tonne (C$)	$26	$25
Production costs per ounce of gold produced ($ per ounce):	$628	$573
Total cash costs per ounce of gold produced ($ per ounce):	$606	$559

Production costs per tonne for the full year 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce for the full year 2019 increased when compared to the prior-year period due to higher contractor costs, lower deferred capitalized stripping costs and lower gold production.

Minesite costs per tonne for the full year 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce for the full year 2019 increased when compared to the prior-year period due to the reasons described above.

Gold production for the full year 2019 decreased when compared to the prior-year period due to lower grades resulting from less flexibility in the mining sequence.  A reduced mining footprint and a higher density of underground openings in the Canadian Malartic pit has limited the access to higher-grade tonnes, which will be supplemented by lower-grade stockpiles in 2020.

In the fourth quarter of 2019, pre-commercial production began at the Barnat extension project as the new Highway 117 deviation opened for traffic in early October.  Mining activities at the Barnat pit are expected to continue to ramp up during 2020.  Approximately 15,500 ounces of pre-commercial gold production are expected from the Barnat pit during the first nine months of 2020.

As part of ongoing stakeholder engagement, the Partnership is in discussions with four First Nations groups concerning a potential collaboration agreement, which will include a financial component.  As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

First Inferred Mineral Resource of 1.4 Million Ounces of Gold at East Gouldie Zone; Inferred Mineral Resource Almost Doubles at East Malartic

The Canadian Malartic property, together with the Rand Malartic and Midway properties, cover in excess of 25 kilometres along the Cadillac-Larder Lake deformation zone.

Deep drilling east of the open pit in late 2018 resulted in the discovery of a new gold-mineralized zone, located south of the East Malartic and Odyssey zones, named the East Gouldie Zone.  The East Gouldie Zone has a strike length of 1,300 metres in an east-west direction, dips 60 degrees north, and extends from 700 metres to 1,900 metres depth below surface.  East Gouldie is a silicified and carbonatized mineralized zone with fine disseminated pyrite developed in sheared greywacke units.  Exploration results from East Gouldie were last reported in the Company’s news release dated October 23, 2019.

Five drill rigs completed 15,339 metres of exploration drilling (100% basis) in the fourth quarter of 2019, aiming to reduce drill spacing in the central portion of the East Gouldie Zone (from 1,000 metres to 1,800 metres depth).  There was a total of 82,379 metres (100% basis) drilled in 2019.  This drilling allowed for the estimation of initial inferred mineral resources at East Gouldie of 1.4 million ounces of gold (12.8 million tonnes grading 3.34 g/t gold) (reflecting Agnico Eagle’s 50% interest), as of December 31, 2019.

More details are available in the Mineral Resources section of this news release.

Selected recent drill intercepts from the East Gouldie Zone are set out in the table below.  The drill hole collars are located on the Canadian Malartic and Odyssey — Local Geology Map, and the pierce points are shown on the Canadian Malartic and Odyssey — Composite Longitudinal Section.  The intercepts reported for East Gouldie show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent drill results from the East Gouldie Zone at Canadian Malartic

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEX19-135W	East Gouldie	1,871.0	1,917.0	1,631	39.3	5.1	4.2
MEX19-145WA	East Gouldie	1,848.6	1,866.0	1,626	13.6	4.1	4.0
and	East Gouldie	1,878.0	1,906.0	1,650	21.6	5.9	5.3
MEX19-149AWB	North of East Gouldie	1,680.0	1,690.7	1,546	8.6	2.6	2.6
and	East Gouldie	1,989.0	2,010.0	1,789	16.5	2.5	2.5
MEX19-152W	East Gouldie	1,592.8	1,606.0	1,153	10.9	7.0	6.7
MEX19-153	East Gouldie	1,723.8	1,756.0	1,551	29.3	3.1	3.1
MEX19-155	East Gouldie	1,650.0	1,669.4	1,392	18.1	4.0	4.0
MEX19-156	East Gouldie	1,749.0	1,805.0	1,524	49.6	3.2	3.2
MEX19-157	East Gouldie	1,720.0	1,728.0	1,241	7.0	6.4	4.6
MEX19-158A	East Gouldie	1,517.0	1,545.0	1,071	25.8	8.9	8.6
and	East Gouldie	1,551.6	1,559.1	1,084	6.9	3.9	3.9
MEX19-161	East Gouldie	1,751.0	1,770.0	1,546	17.3	5.8	5.5
ODY16-5037Ext	East Gouldie	1,736.7	1,757.0	1,481	18.1	3.2	3.2

*Results from the East Gouldie Zone use a capping factor of 15 g/t gold.

[Canadian Malartic and Odyssey — Local Geology Map]

[Canadian Malartic and Odyssey — Composite Longitudinal Section]

Recent drill results from the East Gouldie Zone continue to be positive and consistent.  In the centre of the zone within the inferred mineral resource, the highest grade intercept was in hole MEX19-158A, which intersected 8.6 g/t gold over 25.8 metres at 1,071 metres depth plus 3.9 g/t gold over 6.9 metres at 1,084 metres depth.  Other notable intercepts in the central part of the zone include hole MEX19-152W, which intersected 6.7 g/t gold over 10.9 metres at 1,153 metres depth and hole MEX19-157, which intersected 4.6 g/t gold over 7.0 metres at 1,241 metres depth.

Close to the western margin of the zone at depth, hole MEX19-156 intersected 3.2 g/t gold over 49.6 metres at 1,524 metres depth and hole MEX19-153 intersected 3.1 g/t gold over 29.3 metres at 1,551 metres depth.

To the east at this depth, within the inferred mineral resource, hole MEX19-135W intersected 4.2 g/t gold over 39.3 metres at 1,631 metres depth and hole MEX19-161 intersected 5.5 g/t gold over 17.3 metres at 1,546 metres depth.

In 2020 at East Gouldie, the aim of the drill program is to support the declaration of new inferred mineral resources at the zone and infill the current inferred mineral resources in the zone to convert them into indicated mineral resources by year-end 2020.

At the Odyssey project, the Partnership is evaluating the underground potential of several other gold deposits close to the Canadian Malartic/Barnat open pit.  These include the East Malartic, Sladen, South Sladen, Sheehan, Odyssey North and Odyssey South zones, located under and immediately east of the pit, extending approximately 2.5 kilometres to the east.

At East Malartic, the inclusion of deeper mineral resources (between 1,000 metres and 1,800 metres depth) has increased inferred mineral resources by 85% or 1.2 million ounces of gold

(reflecting Agnico Eagle’s 50% interest), bringing total inferred mineral resources at East Malartic to 2.6 million ounces of gold (39 million tonnes grading 2.05 g/t gold).  In addition, East Malartic has indicated mineral resources of 347,000 ounces of gold (5.0 million tonnes grading 2.18 g/t gold) (50% basis), as of December 31, 2019.

Mineral resources at the nearby Odyssey deposit were basically unchanged, with indicated mineral resources of 68,000 ounces of gold (1.0 million tonnes grading 2.10 g/t gold) and inferred mineral resources of 833,000 ounces of gold (11.7 million tonnes grading 2.22 g/t gold) (50% basis), as of December 31, 2019.

An internal study is progressing at the Odyssey project, with consideration being given to potential new development synergies between the various zones at East Gouldie, East Malartic, Odyssey and Canadian Malartic.  Subject to a positive development decision, initial production could potentially start in 2023.  The Partnership is evaluating scenarios to optimize the project, which include discussions with royalty holders and other stakeholders to enhance the economics of the project.  Given the Company’s robust pipeline of development projects, the Company does not currently anticipate approving the project for development unless these discussions are successful and the project economics are significantly improved.

The Company has budgeted $12.5 million (50% basis) for 112,000 metres (100% basis) of exploration and conversion drilling and studies at the Canadian Malartic properties in 2020, with the East Gouldie Zone being the highest exploration priority.

The increases in mineral resources, particularly at the East Gouldie and East Malartic zones, are anticipated to eventually replace mineral reserves currently being mined at the adjacent Canadian Malartic pit.

Goldex — Records set for Quarterly Tonnage Hauled in the Fourth Quarter of 2019; 2020 Exploration Focused on Expanding Deep 2 and South Zone Mineral Reserves

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013.  Commercial production from the Deep 1 Zone commenced on July 1, 2017.

Goldex Mine — Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2019	December 31, 2018
Tonnes of ore milled (thousands of tonnes)	684	711
Tonnes of ore milled per day	7,435	7,728
Gold grade (g/t)	1.74	1.49
Gold production (ounces)	34,963	31,508
Production costs per tonne (C$)	$44	$37
Minesite costs per tonne (C$)	$43	$36
Production costs per ounce of gold produced ($ per ounce):	$656	$625
Total cash costs per ounce of gold produced ($ per ounce):	$640	$624

Production costs per tonne in the fourth quarter of 2019 increased when compared to the prior-year period due to a higher cost structure in the South Zone, higher contractor and consumable costs and lower throughput levels.  Production costs per ounce in the fourth quarter of 2019 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production.

Minesite costs per tonne in the fourth quarter of 2019 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the fourth quarter of 2019 increased when compared to the prior-year period due to the reasons described above.

Gold production in the fourth quarter of 2019 increased when compared to the prior-year period due to higher grades.  The utilization of the Rail-Veyor continues to improve with the best quarterly performance to-date for hauled tonnage of approximately 6,621 tpd.  The lower throughput levels in the fourth quarter when compared to the prior year period were as a result of declining production from the M&E zones, which now have smaller stopes.

Goldex Mine — Operating Statistics

	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
Tonnes of ore milled (thousands of tonnes)	2,785	2,625
Tonnes of ore milled per day	7,630	7,192
Gold grade (g/t)	1.71	1.54
Gold production (ounces)	140,884	121,167
Production costs per tonne (C$)	$39	$39
Minesite costs per tonne (C$)	$39	$39
Production costs per ounce of gold produced ($ per ounce):	$586	$648
Total cash costs per ounce of gold produced ($ per ounce):	$584	$646

Production costs per tonne for the full year 2019 were the same when compared to the prior-year period.  Production costs per ounce for the full year 2019 decreased when compared to the prior-year period due to higher gold production.

Minesite costs per tonne for the full year 2019 were the same when compared to the prior-year period.  Total cash costs per ounce for the full year 2019 decreased when compared to the prior-year period due to higher gold production.

Gold production for the full year 2019 increased when compared to the prior-year period due to higher grades and higher throughput resulting from the higher utilization of the Rail-Veyor system.  A new maintenance bay is expected to be completed later this year, which could result in additional Rail-Veyor capacity.

Mining in the South Zone continued in the fourth quarter of 2019, with a total of 11 stopes mined for the full year 2019.  Stopes mined to date have shown better grades than anticipated and have confirmed dilution and recovery assumptions.  The South Zone consists of quartz veins that have higher grades than those in the primary mineralized zones at Goldex.  Mining at the South Zone is expected to average approximately 300 tpd in the first quarter of 2020, ramping up to 750 tpd in the fourth quarter of 2020 (averaging approximately 500 tpd for the full year 2020).  The Company continues to evaluate the potential for the South Zone to provide additional incremental ore feed to the Goldex mill.

Drilling at the Deep 2 Zone continued in the fourth quarter of 2019 and continues to focus on areas below the current mineral reserve limit of Level 130.

Goldex Exploration Focused on Conversion to Mineral Reserves at Deep 2 and South Zones

The Goldex Deep 1 project (the top part of the Deep Zone, between 850 and 1,200 metres depth) has been in production since July 2017.  Average daily throughput is expected to be approximately 6,000 tpd in 2020 as the establishment of the mining pyramid progresses.

An exploration ramp that began construction in 2018 from level 120 (1,200 metres depth) continues to extend into the Deep 2 Zone (the bottom part of the Deep Zone, between 1,200 and 1,800 metres depth).  The ramp reached level 130 (1,300 metres depth) at the end of 2019, and will continue toward level 140 in 2020.

Following a successful test stope in 2018, the eastern part of the South Zone was added to the mine plan for 2019 and 2020.  Additional stopes were added to the mine plan for 2020 to 2026 based on the successful conversion drilling in 2019 (discussed below).  Exploration results from Goldex were last reported in the Company’s news release dated July 25, 2018.

An intensive drilling program included 22,357 metres in the Deep 2 Zone and 45,619 metres in the South Zone in 2019, and was successful in converting mineral resources into mineral reserves.  The drill intercepts table below includes some of the results that led to the addition of 264,000 ounces of gold to the mineral reserves in the South, Deep 2 and Deep 1 zones (before mining).

These three zones are included in the Goldex mine mineral resources estimate, which comprises proven and probable mineral reserves of 1.1 million ounces of gold (21 million tonnes grading 1.61 g/t gold), measured and indicated mineral resources of 2.0 million ounces of gold (39 million tonnes grading 1.60 g/t gold) and inferred mineral resources of 1.2 million ounces of gold (25 million tonnes grading 1.50 g/t gold) as of December 31, 2019.

Selected 2019 drill results are set out in the table below, and drill hole collar coordinates are set out in a table in the Appendix of this news release.  Pierce points for all these holes are shown on the Goldex Composite Longitudinal Section.  All intercepts reported for the Goldex mine show uncapped and capped gold grades over true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Drill results from the Deep 2 and South zones at the Goldex mine in 2019

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	True width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
GD90-131	South	172.0	175.2	969	3.2	3.9	3.9
GD90-139	South	150.0	154.5	1,009	4.5	5.9	5.9
GD95-065	South	112.5	120.0	995	7.5	3.0	3.0
GD100-172	South	15	19.5	987	4.5	13.7	13.7
GD100-304	South	66.0	71.9	955	5.9	13.7	13.7
and	South	141.0	154.5	921	12.0	5.7	5.7
GD100-318	South	81.0	93.0	955	10.6	19.3	6.1
GD106-003	South	9.0	25.5	1,050	16.0	3.4	3.4
GD106-033	South	42.0	45.0	1,043	3.0	8.2	8.2
GD109-003	South	55.0	60.0	1,088	4.5	7.5	7.5
GD110-245	South	172.5	178.5	1,192	5.3	4.0	4.0
GD110-267	South	51.0	57.9	1,104	4.3	4.7	4.7
GD120-299	Deep 2	250.5	318.0	1,256	63.0	2.1	2.1
GD120-300	Deep 2	259.5	345.5	1,280	83.0	1.9	1.9
GD120-313	Deep 2	351.0	418.5	1,342	62.0	1.8	1.8
GD120-324	Deep 2	331.5	406.5	1,326	65.0	1.8	1.8
GD120-325	Deep 2	343.5	432.0	1,375	77.0	1.3	1.3
GD120-331	Deep 2	282.0	357.0	1,280	64.0	1.7	1.7
GD120-333	Deep 2	301.5	379.5	1,332	70.0	1.2	1.2
GD120-335	Deep 2	276.0	366.0	1,293	74.0	1.9	1.9
GD125-003	Deep 2	376.5	441.0	1,364	52.0	2.0	2.0
GD125-024	Deep 2	310.5	352.5	1,386	32.0	1.7	1.7

*At Deep 2 Zone, a capping factor was used for individual assays of 50 g/t gold; the cut-off grade used was 1.03 g/t gold.  At South Zone, a capping factor was used for individual assays of 85 g/t gold; the cut-off grade used was 2.59 g/t gold.

[Goldex Composite Longitudinal Section]

The main target of exploration at Goldex continues to be the Deep 2 Zone, which is estimated to have probable mineral reserves of 179,000 ounces of gold (3.4 million tonnes grading 1.63 g/t gold), indicated mineral resources of 177,000 ounces of gold (4.4 million tonnes grading 1.25 g/t gold) and inferred mineral resources of 381,000 ounces of gold (10.1 million tonnes grading 1.17 g/t gold) as of December 31, 2019; these mineral reserves and mineral resources are included in the Goldex mine estimate.

Drilling of the Deep 2 Zone is being done from level 120 and from the exploration ramp.  Recent results include hole GD125-003 that intersected 2.0 g/t gold over 52.0 metres at 1,364 metres depth and hole GD125-024 that intersected 1.7 g/t gold over 32.0 metres at 1,386 metres depth.  This drilling has allowed for the addition of 2.0 million tonnes grading 1.56 g/t gold (100,000 ounces of gold) to the mineral reserves in the Deep 2 Zone between levels 135 and 140.

The second largest target of exploration at Goldex is the South Zone, which is located in the volcanic rocks south of the Goldex main deposit.  The South Zone gold mineralization is hosted in multiple quartz-biotite-sulphide veins that have higher grades than those in the primary mineralized zones at Goldex.  Locally, there are wider mineralized areas.  The South Zone is now estimated to have proven mineral reserves of 4,000 ounces of gold (31,700 tonnes grading 3.82 g/t gold), probable mineral reserves of 103,000 ounces of gold (1.01 million tonnes grading 3.19 g/t gold), indicated mineral resources of 43,000 ounces of gold (618,000 tonnes grading 2.14 g/t gold) and inferred mineral resources of 228,000 ounces of gold (2.0 million tonnes grading 3.47 g/t gold) as of December 31, 2019; these mineral reserves and mineral resources are included in the Goldex mine estimate.

In 2019, the Company focused the drilling between 900 metres and 1,300 metres depth from the Deep 1 Zone on levels 90 to 120, and from the exploration ramp.  Recent results include hole GD100-172 that intersected 13.7 g/t gold over 4.5 metres at 987 metres depth and hole

GD110-245 that intersected 4.0 g/t gold over 5.3 metres at 1,192 metres depth.  Other recent drilling included examples of localized wider mineralized areas such as hole GD100-304 that intersected 5.7 g/t gold over 12.0 metres at 921 metres depth, hole GD100-318 that intersected 6.1 g/t gold over 10.6 metres at 955 metres depth and hole GD106-003 that intersected 3.4 g/t gold over 16.0 metres at 1,050 metres depth.  This drilling has allowed for the addition of 1.1 million tonnes grading 3.18 g/t gold (110,000 ounces of gold) to the mineral reserves in the South Zone.

The 2020 Goldex capitalized exploration program is budgeted for $6.4 million, including 32,000 metres of drilling focused on the MMx, Deep 2 and South zones and 44,000 metres of conversion drilling focused on the Deep 1, Deep 2 and South zones.  Finally, the expensed exploration program in 2020 is budgeted for $0.5 million, including 3,000 metres of drilling focussed in the deepest part of the Deep 2 Zone (between 1,500 and 1,800 metres depth).

Kirkland Lake Project — 2019 Drilling Focused on Converting and Expanding Mineral Resources at Upper Beaver and Upper Canada Deposits

The Kirkland Lake project in northeastern Ontario covers approximately 25,506 hectares (approximately 35 kilometres long by 17 kilometres wide).

The exploration drill program in the fourth quarter comprised 1,054 metres (three holes) focused on testing deeper exploration targets within the mineralized zones at Upper Canada.  The total drilling at the Kirkland Lake project in 2019 was 40,693 metres (103 holes) comprised of 27,010 metres (73 holes) at the Upper Beaver deposit and 13,683 metres (30 holes) at the Upper Canada deposit.

The Company is still investigating various opportunities and potential synergies in terms of engineering concepts for future development of the Upper Beaver and Upper Canada deposits.

Selected recent intercepts from the Kirkland Lake project are set out in the table below.  The drill hole collar coordinates are set out in a table in the Appendix of this news release.  The drill hole collars are located on the Kirkland Lake Projects — Upper Beaver and Upper Canada Local Geology Map.  All intercepts reported for the Kirkland Lake project show uncapped and capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Upper Beaver (UB) deposit and Upper Canada (UC) deposits at the Kirkland Lake project

Drill hole	Deposit	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)*	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**	Copper grade (%) (uncapped)
KLUB19-525	UB, Shallow Basalts	84.0	90.0	68	5.4	11.9	6.7	0.10
and	UB, Shallow Basalts	106.3	112.0	85	4.9	9.1	9.1	0.06
and	UB, Shallow Basalts	117.0	126.0	95	7.4	7.1	7.1	0.00
KLUB19-530	UB, Shallow Basalts	16.5	31.0	17	10.3	3.0	3.0	0.11
and	UB, Shallow Basalts	122.3	131.8	92	7.8	3.0	3.0	0.13
and	UB, Shallow Basalts	153.0	172.0	118	16.5	5.5	5.5	0.30
including	UB, Shallow Basalts	154.0	159.5	114	4.8	14.8	14.8	0.46
KLUB19-549	UB, Shallow Basalts	103.4	108.0	96	3.3	3.5	3.5	0.88
and	UB, Shallow Basalts	132.0	136.0	122	3.3	6.6	6.6	1.36
and	UB, Shallow Basalts	152.5	157.3	141	3.4	3.8	3.8	0.20
and	UB, Shallow Basalts	188.0	193.0	174	4.3	5.7	5.7	0.21
KLUB19-552	UB, Shallow Basalts	295.0	299.5	260	3.4	5.3	5.3	0.01
and	UB, Shallow Basalts	479.5	483.3	419	2.9	4.2	4.2	1.60
KLUB19-554	UB, Shallow Basalts	139.0	143.0	120	3.6	6.4	6.4	0.20
and	UB, Shallow Basalts	283.5	291.0	244	5.3	5.6	5.6	1.34
KLUC19-535	UC, Northland Zone	145.0	177.5	124	24.7	1.4	0.9
KLUC19-538	UC, C Zone	451.5	456.0	381	3.6	6.0	6.0
KLUC19-541	UC, Northland Zone	157.5	197.0	124	27.7	1.4	1.4
KLUC19-542	UC, Northland Zone	406.0	429.1	294	16.2	1.5	1.5
KLUC19-546	UC, C Zone	486.0	493.5	428	3.8	4.1	4.1
KLUC19-547	UC, Brock Zone	477.3	481.5	405	3.4	4.4	4.4
KLUC19-551	UC, B Zone	230.3	235.7	190	3.2	3.8	3.8
KLUC19-552	UC, MQ Zone	472.0	508.5	387	24.5	1.2	1.2
and	UC, MQ Zone	516.1	521.0	409	3.3	12.8	12.8
KLUC19-553	UC, Lower L zone	832.0	844.0	761	6.0	2.6	2.6

*Estimated true width values are preliminary.

**Holes in the shallow basalts at the Upper Beaver deposit use a capping factor of 30 g/t gold.  The capping factors used for holes at the Upper Canada deposit are as follows: Northland Zone (10 g/t gold), B Zone (60 g/t gold), C Zone (45 g/t gold), MQ Zone (30 g/t gold), Brock Zone (15 g/t gold) and Lower L Zone (170 g/t gold).

[Kirkland Lake Projects — Upper Beaver / Upper Canada Local Geology Map]

The Upper Beaver deposit is atypical of the Kirkland Lake district.  Gold-copper mineralization is mainly hosted in the Upper Beaver alkalic intrusive complex and surrounding basalts it intruded, and is associated with disseminated pyrite and chalcopyrite, and magnetite-sulphide veining associated with strong magmatic-hydrothermal alteration.  The mineralization occurs as elongated tabular bodies that strike northeast, dip steeply northwest and plunge 65 degrees to the northeast.  The mineralization has been defined along a 400-metre strike length from surface to a depth of 2,000 metres.  Results from the Upper Beaver deposit were last reported in the Company’s news release dated October 23, 2019.  Probable mineral reserves of 8.0 million tonnes grading 5.43 g/t gold (1.4 million ounces of gold) at underground depths have been outlined on the Upper Beaver property as of December 31, 2019, as well as substantial indicated and inferred mineral resources.

The recent drilling program at Upper Beaver targeted mineral resource conversion and extension in the portion of the deposit hosted in basalts from near-surface down to a depth of 400 metres, where multiple stacked zones of quartz and quartz-carbonate veining containing variable proportions of magnetite, chalcopyrite and molybdenite host the gold mineralization.

Recent results confirm the potential to increase inferred mineral resources or convert them to indicated mineral resources in Upper Beaver’s shallow basalts.  The results continue to display both high-grade, narrow intervals and broader zones of medium-grade mineralization.  Multiple drill holes intersected copper-gold mineralization in more than one significant mineralized zone, showing the density of stacked mineralized structures in the shallow basalts.

There were positive conversion results at shallower depths within the inferred mineral resources, as demonstrated by the following intercepts.  Hole KLUB19-525 intersected multiple gold intervals, including 6.7 g/t gold and 0.10% copper over 5.4 metres at 68 metres depth, 9.1 g/t gold and 0.06% copper over 4.9 metres at 85 metres depth and 7.1 g/t gold over 7.4 metres at 95 metres depth.  Approximately 100 metres to the north, hole KLUB19-530 intersected 3.0 g/t gold and 0.11% copper over 10.3 metres at 17 metres depth, 3.0 g/t gold and 0.13% copper over 7.8 metres at 92 metres depth and 5.5 g/t gold and 0.30% copper over 16.5 metres at 118 metres depth (including 14.8 g/t gold and 0.46% copper over 4.8 metres).  Hole KLUB19-549, located approximately 60 metres southwest of hole KLUB19-525, also confirmed the model and intersected 3.5 g/t gold and 0.88% copper over 3.3 metres at 96 metres depth, 6.6 g/t gold and 1.36% copper over 3.3 metres at 122 metres depth, 3.8 g/t gold and 0.20% copper over 3.4 metres at 141 metres depth and 5.7 g/t gold and 0.21% copper over 4.3 metres at 174 metres depth.

The Company is undertaking work at Upper Beaver that is expected to lead to an updated mineral resource estimate for the deposit at year-end 2020.  An increase in the mineral resources in the shallow basalts would have a significant positive impact on project economics, and could provide added flexibility for a future underground operation.

The Upper Canada deposit lies approximately six kilometres southwest of the Upper Beaver deposit, within a 300- to 400-metre wide strongly altered deformation corridor.  Gold mineralization is associated with intensely altered shear zones with fine pyrite and ancillary sulphide mineralization.  Results from Upper Canada were last reported in the Company’s news release dated April 25, 2019.

Recent drilling investigated the western side of Upper Canada where significant results were identified north of the C Zone.  These results include hole KLUC19-538, approximately 150 metres north of the C Zone, that intersected 6.0 g/t gold over 3.6 metres at 381 metres depth.  This area requires additional exploration.

Approximately 750 metres north of the C Zone is the Northland Zone area where recent drilling has identified the potential for near-surface, low-grade mineralization.  Positive results were obtained in hole KLUC19-541 that intersected 1.4 g/t gold over 27.7 metres at 124 metres depth.  Four hundred and fifty metres to the west, hole KLUC19-542 intersected 1.5 g/t gold over 16.2 metres at 294 metres depth.  As a result of this drilling, the strike length of the Northland Zone’s broad mineralized horizon has been extended to more than 650 metres (a 400-metre increase), with the depth increased by 120 metres to 294 metres; the Northland Zone remains open laterally and at depth.

The main Upper Canada deposit also returned interesting results this quarter.  Two distinct gold intercepts in the MQ Zone were encountered in hole KLUC19-552 supporting possible mineral resource extension, including 1.2 g/t gold over 24.5 metres at 387 metres depth and 12.8 g/t gold over 3.3 metres at 409 metres depth.

Work at Upper Canada included validating all historic information, leading to a reinterpretation of the entire deposit and updating all cost assumptions of the open pit and underground portions of the deposit.  The open pit mineral resources are found mainly in the Northland, Upper L, H and MQ zones, while the main zones supporting the underground mineral resources are the Upper L, Lower L, C and B zones.

The 2019 program has led to the conversion of inferred mineral resources into an initial indicated mineral resource, and the replacement of those converted inferred mineral resources.  As of December 31, 2019, Upper Canada has an initial indicated mineral resource of 9.7 million tonnes grading 2.23 g/t gold (693,000 ounces of gold) at open pit and underground depths.  The inferred mineral resources for Upper Canada have been maintained at approximately 17 million tonnes grading 3.22 g/t gold (1.8 million ounces of gold) at open pit and underground depths.  More details can be found in the Mineral Resources section of this news release.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit at Meadowbank) and other exploration projects, Nunavut has the potential to be a strategic operating platform with the ability to generate strong gold production and cash flows over several decades.

Meadowbank Complex — Actions Underway to Address Key Ramp Up Issues; Stronger Operational Performance Expected by the Second Quarter of 2020; First Underground Mineral Reserves Declared at Amaruq

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada.  The complex consists of the Meadowbank mine and mill, and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine.  The Meadowbank mine achieved commercial production in March 2010, and most mining activities were completed in the fourth quarter of 2019.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank mine (mining equipment, mill, tailings, camp and airstrip).  Additional infrastructure has been built at the Amaruq site (truck shop/warehouse, fuel storage and an additional camp facility).  Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing.  The Amaruq satellite deposit achieved commercial production on September 30, 2019.

Meadowbank Complex — Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2019	December 31, 2018
Tonnes of ore milled (thousands of tonnes)	709	700
Tonnes of ore milled per day	7,707	7,609
Gold grade (g/t)	2.95	2.80
Gold production (ounces)	61,660	59,664
Production costs per tonne (C$)	$143	$82
Minesite costs per tonne (C$)	$162	$83
Production costs per ounce of gold produced ($ per ounce):	$1,243	$743
Total cash costs per ounce of gold produced ($ per ounce):	$1,405	$734

Production costs per tonne in the fourth quarter of 2019 increased when compared to the prior-year period primarily due to increased costs associated with stripping and lower productivity.  Production costs per ounce in the fourth quarter of 2019 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production.

Minesite costs per tonne in the fourth quarter of 2019 increased when compared to the prior-year period primarily due to increased costs associated with stripping and lower productivity.  Total cash costs per ounce in the fourth quarter of 2019 increased when compared to the prior-year period due to the reasons described above, partially offset by higher gold production.

Gold production in the fourth quarter of 2019 increased when compared to the prior-year period due to higher throughput and grades from Amaruq.  The fourth quarter of 2019 was Amaruq’s first full quarter of production.  In addition. mining at the Portage pit at Meadowbank continued until October and ore from the stockpile at Meadowbank was also processed in the fourth quarter of 2019.

Meadowbank Complex — Operating Statistics

All metrics exclude pre-production tonnes and ounces

	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
Tonnes of ore milled (thousands of tonnes)	2,381	3,262
Tonnes of ore milled per day	7,731	8,937
Gold grade (g/t)	2.23	2.56
Gold production (ounces)	158,208	248,997
Production costs per tonne (C$)	$101	$83
Minesite costs per tonne (C$)	$103	$82
Production costs per ounce of gold produced ($ per ounce):	$1,143	$848
Total cash costs per ounce of gold produced ($ per ounce):	$1,152	$814

Production costs per tonne for the full year 2019 increased when compared to the prior-year period primarily due to increased costs associated with stripping and lower productivity.  Production costs per ounce for the full year 2019 increased when compared to the prior-year period due to the reasons described above and lower gold production.  Pre-commercial production in 2019 was 35,281 ounces of gold.

Minesite costs per tonne for the full year 2019 increased when compared to the prior-year period primarily due to increased costs associated with stripping and lower productivity.  Total cash costs per ounce for the full year 2019 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Gold production for the full year 2019 decreased when compared to the prior-year period as expected due to anticipated lower grades from the processing of the marginal ore stockpile at Meadowbank as the mine transitioned through the last few months of mining at the Meadowbank site.

The ramp up of production activities at Amaruq continued to improve but remained slower than expected in the fourth quarter of 2019.  The ramp up was impacted by previous delays in pit dewatering, which resulted in a smaller than expected area for mining activities.  This smaller “mining footprint” limited access to certain portions of the Whale Tail deposit, resulting in lower tonnage, lower grades and higher stripping costs.  In addition, mining productivity was also affected by lower than expected equipment availability as well as a longer than expected transition between the new Amaruq site with regards to site installations and internal workforce movements into new positions.

Although it is still early in the year, good progress is being made on a number of fronts and the Company is focused on ramping up operating parameters to targeted levels by the middle of the second quarter of 2020.  Key Amaruq operating parameters for the fourth quarter of 2019, 2020 year-to-date and 2020 targets are presented in the table below.

Operating Parameters	Fourth Quarter of 2019	2020 Year-to-date	2020 Target
Broken rock inventory (t)	920,000	1,150,000	1,200,000
Daily drill (m/d)	1,330	1,546	1,986
Total tonnes moved (tpd)	71,105	78,491	99,415
Ore mined (tpd)	5,430	5,783	8,645
Stripping ratio	12.1	12.6	10.5
Long haul ore moved (tpd)	5,442	6,775	8,700
Mill tonnage (tpd)	7,708	7,277	8,664

Amaruq Optimization Plan — Actions to Lower Costs and Improve Productivity

In order to optimize production and lower operating costs at Amaruq, an action plan has been put in place with a primary focus on improvements to water management, equipment availability, operational performance and wildlife management protocols.

Water management

De-watering of Whale Tail North was completed in October 2019 following the installation of additional pumping capacity to handle the larger than expected water inflows.  Construction activity as well as a grouting program to reduce water inflows at the interface between the bedrock and Whale Tail dyke are also underway to reduce the quantity of water to manage during the 2020 freshet (spring melt).  These efforts have allowed access to the Whale Tail North Lake bed area and expanded the footprint of the Whale Tail pit while reducing water management risks for 2020.

Equipment Availability (Maintenance)

Mining equipment availability and maintenance was affected by the transition of operations from the Meadowbank to the Amaruq site including the camp capacity, workforce movements, parts management and garage availability.  At the end of the fourth quarter of 2019, most of the above issues have been addressed.  All supervisory and management positions have been filled, along with additional workforce personnel to reduce backlogs.

The new warehouse was completed at Amaruq in January 2020, and material is now being transferred from Meadowbank to improve access to parts and reduce delivery time.  Internal processes are also being reviewed and optimized in order to improve maintenance performance and equipment availability.

Operational Performance

Following the slower than planned ramp up in the fourth quarter of 2019, several initiatives were launched to improve mine operations performance.  All mine management positions are now filled and improvement initiatives have been initiated to accelerate ramp up.  In parallel to this, additional continuous improvement capacity is currently being added.  Continuous improvement initiatives will continue focusing on drilling, loading and hauling (including long hauls) in order to increase the mining rate and reduce operating costs.

Wildlife Management

In the fourth quarter of 2019, stakeholder approval was sought for the concept of “project tolerant caribou” to minimize unnecessary road closures.  The concept of “project tolerant caribou” was part of the Terrestrial Environment Management Plan submitted to the authorities as part of the permitting process.  This concept was discussed and agreed to at the Terrestrial Advisory Group meeting in the fall of 2019.  Wildlife management (especially caribou) is an important priority and the Company continues to work with Nunavut stakeholders to find the best solutions to safeguard wildlife while minimizing production disruptions.

The current long haul truck fleet totals 22 units.  In addition, three contractor units are available as back up.  As noted above, work will continue in 2020 to further improve mechanical and utilization availability and productivity.

Based on the proposed optimization plan, production and costs are forecast to improve sequentially quarter-over-quarter through 2020.  The first quarter of 2020 is expected to be the weakest quarter for gold production.  Average annual gold production at Amaruq over its seven year mine life is currently forecast to be approximately 443,000 ounces at an average total cash cost per ounce of $820.

The permitting process to amend the Whale Tail project certificate (Nunavut Impact Review Board (NIRB) process) and Type A Water Licence (Nunavut Water Board (NWB) process) to include the Amaruq Phase 2 expansion is ongoing.  As part of this process, the NIRB held public hearings on the proposed expansion from August 26 to 29, 2019 in Baker Lake.  In a decision issued on October 18, the NIRB concluded that if conducted in accordance with the NIRB’s recommendations, this proposed amendment to the Whale Tail project could proceed to the Type A Water License amendment phase with the NWB.  The Minister of Northern Affairs approved the amended Project Certificate Report from the NIRB (October 18 decision) on January 20, 2020, completing the NIRB process.  The NWB water licence amendment process has been ongoing and public hearings are occurring on February 12-13, 2020.  It is expected that the Amaruq Phase 2 permitting will be completed in the third quarter of 2020.

First Underground Mineral Reserves at Whale Tail; Exploration Expands Mineralized Zones at Depth

As of December 31, 2019, mineral reserves at Amaruq have increased 15% year-over-year to approximately 3.3 million ounces of gold, divided between open-pit proven and probable mineral reserves of approximately 2.7 million ounces of gold (22.8 million tonnes grading 3.74 g/t gold) in the Whale Tail deposit and V Zone, and initial underground probable mineral reserves in the Whale Tail deposit of approximately 577,000 ounces of gold (3.3 million tonnes grading 5.43 g/t gold).

Amaruq’s combined underground and open-pit indicated mineral resources (excluding Meadowbank) are approximately 1.1 million ounces of gold (9.8 million tonnes grading 3.40 g/t gold), while combined underground and open-pit inferred mineral resources (excluding Meadowbank) are 1.5 million ounces of gold (8.6 million tonnes grading 5.47 g/t gold) as of December 31, 2019.  More details are available in the Mineral Reserves and Mineral Resources sections of this news release.

During the fourth quarter of 2019, up to five drill rigs were in operation at Amaruq, including one rig operating underground since late June from the exploration ramp, which continues to be extended.  At the end of the fourth quarter, the exploration ramp had reached a depth of 255 metres below surface and a ramp distance of 1,891 metres from the portal.

During the fourth quarter, exploration drilling consisted of two holes (1,275 metres) and conversion drilling consisted of 14 holes (4,766 metres).  For all of 2019, exploration drilling totaled 52 holes (16,136 metres) and conversion drilling totaled 86 holes (35,593 metres).  Results of the exploration program at the Amaruq project were last reported in the Company’s news release dated July 24, 2019.

Selected recent intercepts from the Amaruq project are set out in the table below.  The drill hole collars are located on the Amaruq Project Local Geology Map.  The pierce points are shown on the Amaruq Project Composite Longitudinal Section.  All intercepts reported for the Amaruq project show uncapped and capped gold grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration and conversion drill results from the Whale Tail (WT) deposit and V Zone at the Amaruq project

Drill hole	Zone	Purpose	From (metres)	To (metres)	Depth of mid-point below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ-170-006A	WT	Conversion	370.5	382.3	429	11.1	7.7	7.7
AMQ-170-008A	WT North	Conversion	509.9	514.6	561	3.6	24.4	24.4
and	WT North	Conversion	528.6	531.7	576	2.8	32.7	29.6
AMQ19-2064B	WT	Exploration	660.1	664.8	544	4.3	12.7	12.7
AMQ19-2067B	V Zone	Conversion	714.0	724.0	607	8.2	12.3	12.3
AMQ19-2069	WT	Conversion	445.5	469.8	349	23.9	9.5	9.5
including			460.5	469.8	354	9.2	16.8	16.8
AMQ19-2075	V Zone	Conversion	509.1	513.3	451	4.1	14.1	14.1
and	V Zone	Conversion	533.0	541.5	473	8.0	10.5	10.5
AMQ19-2080B	V Zone	Conversion	627.0	630.0	562	2.8	18.3	12.2
and	V Zone	Conversion	649.0	653.0	582	3.5	62.1	29.4
AMQ19-2087	V Zone	Conversion	475.2	478.5	398	3.2	58.4	31.8
AMQ19-2098A	WT North	Exploration	785.9	795.7	660	6.9	6.7	6.7
AMQ19-2099	V Zone	Conversion	630.7	634.9	549	3.6	64.3	24.7
and	V Zone	Conversion	744.0	748.0	647	3.5	36.2	18.2
AMQ19-2101	WT	Conversion	415.0	434.5	294	16.0	7.9	7.9
AMQ19-2101A	WT	Conversion	425.5	441.7	301	14.7	10.9	10.9
AMQ19-2106	V Zone	Exploration	633.5	637.0	537	3.2	16.8	9.6
AMQ19-2107	V Zone	Conversion	484.7	488.8	424	3.6	44.2	29.6
AMQ19-2111B	V Zone	Conversion	593.3	596.6	517	2.9	70.6	41.9
and	V Zone	Conversion	647.5	651.8	565	3.7	10.3	10.3
and	V Zone	Conversion	749.5	753.5	656	3.6	11.4	11.4
and	V Zone	Conversion	761.9	770.1	669	7.4	6.6	6.6

*Holes at the Whale Tail and Whale Tail North use a capping factor of 80 g/t gold. Holes at V Zone use a capping factor of 60 g/t gold.

[Amaruq Project — Local Geology Map]

[Amaruq Project — Composite Longitudinal Section]

The Whale Tail deposit has been defined over at least 2.3 kilometres of strike length and from surface to 915 metres depth.

The conversion drilling program continues to demonstrate the extension of high-grade mineralization below the proposed pit outline, while the level of confidence in the geological model continues to improve.

Drilling into the central-eastern portion of Whale Tail continues to yield good grades over significant thicknesses, with highlights such as hole AMQ19-2101A intersecting 10.9 g/t gold over 14.7 metres at 301 metres depth.

Drilling in the Whale Tail ore shoot continues to yield positive results.  Hole AMQ19-2069 intersected 16.8 g/t gold over 9.2 metres at 354 metres depth and hole AMQ-170-006A intersected 7.7 g/t gold over 11.1 metres at 429 metres depth, confirming the thickness and grade of the inflection in the ore shoot.  Hole AMQ19-2064B intersected 12.7 g/t gold over 4.3 metres at 544 metres depth, demonstrating a potential for the development of new mineral resources down plunge in the ore shoot at depth.

Hole AMQ19-2106 was drilled into a gap between Whale Tail and the V Zone and intersected 9.6 g/t gold over 3.2 metres at 537 metres depth.  This intercept is typical of V Zone mineralization but is observed at the stratigraphic contact typical of the Whale Tail mineralization, demonstrating mineral resource potential between the two deposits.

Drilling from the exploration ramp into the Whale Tail North Zone, below the existing mineral resources in the eastern part of Whale Tail, hole AMQ-170-008A intersected 24.4 g/t gold over 3.6 metres at 561 metres depth and 29.6 g/t gold over 2.8 metres at 576 metres depth.  Approximately 240 metres to the east, hole AMQ19-2098A intersected Whale Tail North yielding 6.7 g/t gold over 6.9 metres at 660 metres depth.  This is in an area well away from current mineral resources, showing the potential for the development of new mineral resources approximately 100 metres north of the Whale Tail underground mineral resources at depth.

The Whale Tail deposit remains open to the west at depth, and to the east along a shallow plunge corresponding to the main ore shoot.  A small portion of Amaruq’s current mineral reserves and mineral resources are in the Whale Tail North structure.

V Zone — Drilling Extends Ore Shoot at Depth

The V Zone consists of a series of parallel, stacked mineralized structures striking northeast from near surface to as deep as 707 metres below surface.  The dip of the structures is approximately 30 degrees near surface, and steepens to 60 to 70 degrees at depth, where there are at least two sub-parallel structures.  The V Zone ore shoot is a mineralized corridor 100 to 300 metres wide plunging shallowly to the northeast and extending from approximately 350 metres to more than 700 metres depth.  In the third and fourth quarters of 2019, conversion and exploration drilling continued to return positive results along the interpreted V Zone ore shoot.

In the western part of the V Zone, hole AMQ19-2107 intersected 29.6 g/t over 3.6 metres at 424 metres depth.  This hole and others in the area have the potential to expand mineral resources outside of the previous inferred mineral resource limit and convert other mineral resource horizons.

Recent drilling has helped to convert mineral resources in the central part of the V Zone, confirming the grades and thicknesses of the many parallel layers of mineralization between 400 and 600 metres depth.  Examples include hole AMQ19-2087 that intersected 31.8 g/t gold over 3.2 metres at 398 metres depth, hole AMQ19-2075 that intersected 14.1 g/t gold over 4.1 metres at 451 metres depth and 10.5 g/t gold over 8.0 metres at 473 metres depth, hole AMQ19-2080B that intersected 29.4 g/t gold over 3.5 metres at 582 metres depth and hole AMQ19-2067B that intersected 12.3 g/t gold over 8.2 metres at 607 metres depth.

Toward the west of the V Zone ore shoot at depth, hole AMQ19-2111B had four intercepts: 41.9 g/t gold over 2.9 metres at 517 metres depth, 10.3 g/t gold over 3.7 metres at 565 metres depth, 11.4 g/t gold over 3.6 metres at 656 metres depth and 6.6 g/t gold over 7.4 metres at 669 metres depth.  These last two intercepts added mineral resources in the deepest part of the V Zone’s western limits.  Approximately 50 metres to the east, hole AMQ19-2099 intersected 24.7 g/t gold over 3.6 metres at 549 metres depth and 18.2 g/t gold over 3.5 metres at 647 metres depth.  All these holes confirm the high grades seen in the multiple-layered mineral resources at depth.

The V Zone ore shoot remains open at depth and laterally down-plunge to the east along the favourable folded contact between volcanic and sedimentary rocks.

In 2020, at the Amaruq deposit at the Meadowbank Complex, the Company expects to spend $2.9 million for 8,400 metres of exploration drilling to test regional targets with a focus on open-pit potential.  Drilling will also test the vertical extensions of near surface mineral occurrences at Mammoth Lake.

Another $2.0 million is budgeted for 5,500 metres of exploration drilling on other properties around Amaruq to test near surface open-pit targets close to existing road infrastructure between Amaruq and Baker Lake.

Update on Amaruq Underground Project

At December 31, 2019, the Company reported an initial underground probable mineral reserve in the Whale Tail deposit of approximately 577,000 ounces of gold (3.3 million tonnes grading 5.43 g/t gold).  Work is continuing at Amaruq to evaluate the potential for an underground operation, which could run concurrently with mining the open pit deposits.  Preliminary work suggests that there is an opportunity to selectively mine portions of the higher-grade underground deposits at Amaruq in permafrost only.  This approach is expected to reduce operating and capital costs (limited heating requirements) and lower water management risk, while preserving the optionality to mine additional underground mineral reserves and/or mineral resources.

The Company believes that it is possible that underground production could begin in 2022 and run through 2026.  Initial annual gold production could be at a rate of approximately 50,000 to 60,000 ounces, and average approximately 110,000 ounces per year over the life of mine.  Additional work is being carried out to evaluate the potential to increase mineral reserves and exploit a portion of the underground mineral resources at both Whale Tail and V Zone.  A more detailed project evaluation is expected to be completed before year-end.

The Company will continue to use a phased approach to the underground development program at Amaruq in 2020.

Meliadine Mine — Mine Optimization Continues; Phase 2 Expansion Underway

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010 and is Agnico Eagle’s largest gold deposit in terms of mineral resources.  The Company owns 100% of the 111,358-hectare property.  In February 2017, the Company’s Board of Directors approved the construction of the Meliadine project.  Commercial production was declared on May 14, 2019.

Meliadine Mine — Operating Statistics

Three Months Ended
December 31, 2019
Tonnes of ore milled (thousands of tonnes)	326
Tonnes of ore milled per day	3,543
Gold grade (g/t)	7.99
Gold production (ounces)	81,607
Production costs per tonne (C$)	$241
Minesite costs per tonne (C$)	$237
Production costs per ounce of gold produced ($ per ounce)	$731
Total cash costs per ounce of gold produced ($ per ounce)	$712

Production costs per tonne in the fourth quarter of 2019 were C$241.  Production costs per ounce in the fourth quarter of 2019 were $731.  Minesite costs per tonne in the fourth quarter of 2019 were C$237.  Total cash costs per ounce in the fourth quarter of 2019 were $712.  Gold production in the fourth quarter of 2019 was 81,607 ounces of gold.

Meliadine Mine — Operating Statistics

All metrics exclude pre-production tonnes and ounces

Year Ended
December 31, 2019
Tonnes of ore milled (thousands of tonnes)	773
Tonnes of ore milled per day	3,346
Gold grade (g/t)	7.60
Gold production (ounces)	191,113
Production costs per tonne (C$)	$244
Minesite costs per tonne (C$)	$246
Production costs per ounce of gold produced ($ per ounce)	$748
Total cash costs per ounce of gold produced ($ per ounce)	$748

Production costs per tonne for the full year 2019 were C$244.  Production costs per ounce for the full year 2019 were $748.  Minesite costs per tonne for the full year 2019 were C$246.  Total cash costs per ounce for the full year 2019 were $748.  Gold production for the full year 2019 was 191,113 ounces of gold excluding pre-commercial production.  Pre-commercial production in 2019 was 47,281 ounces of gold.

In the fourth quarter of 2019, lateral development, stope mucking and production drilling performance improved steadily, reaching budgeted levels in December.  This performance resulted in approximately 3,983 tpd of ore being mined from the underground in December 2019.  This was a significant improvement over the ore tonnes mined in the third quarter of 2019.

In 2019, the Meliadine mill demonstrated the ability to exceed nameplate capacity (3,750 tpd), with maximum daily throughput reaching up to 4,950 tpd.  In the fourth quarter of 2019, the processing plant averaged approximately 3,543 tpd, with average recoveries of 94.6%.  Bottlenecks at the front end of the crushing circuit and wear issues with the apron feeder hampered maximization of throughput in the mill in the fourth quarter of 2019.

Optimization Program — Primarily Focused On Improvements to the Process Plant Area and Increasing Mining Flexibility

In order to optimize production and lower operating costs at Meliadine, an action plan has been put in place with a primary focus on improvements to the process plant area, improving mining flexibility and water management, which includes:

•                  Apron feeder and chute re-engineering to correct wear issues (in progress)

•                  Filter press corrosion mitigation (nearing completion)

•                  Paste backfill capacity optimization (in progress)

•                  Underground maintenance continuous improvement, focus on trucks and scoops (in progress)

•                  Phase 2 expansion acceleration, development of Tiriganiaq open pits (in progress)

•                  Saline water line discharge to sea (evaluation underway)

The current Meliadine water management plan includes segregation of underground de-watering and surface runoff waters in specific ponds, treatment and year-around discharge to Meliadine Lake or seasonal discharge to sea (Hudson Bay) depending on the type of water.  One of the objectives of the water management plan is to minimize the volume of water in the water containment infrastructures prior to the freshet (spring melt).  In 2019, the total dissolved solids (TDS) in the runoff water pond was higher than predicted and the volume of water that could be discharged within the prescribed TDS limit was reduced.  This water was subjected to a series of tests and was deemed non-toxic.  The Company is in discussion with the regulatory agencies to modify the discharge criteria and allow flexibility for the mine to manage precipitation variations and spring freshet (snow melt) while preserving the integrity of water containment infrastructures and protecting aquatic life.

While discharge to sea is currently done by trucks, the Company is investigating the possibility of installing a permanent waterline.  This is expected to reduce costs and the environmental impact of trucking.  Consultations are currently underway with local stakeholders and regulatory agencies and the permitting process for this change is expected to start in the second quarter of 2020.

Based on the optimization plan outlined above, production and costs are expected to improve at Meliadine in 2020 on a quarter over quarter basis.  The first quarter of 2020 is expected to be the weakest quarter for gold production.  Life of mine average annual gold production at Meliadine is currently forecast to be approximately 400,000 ounces at an average total cash cost per ounce of $688.

Exploration drilling in 2019, outlined several new mineralized areas beneath the known mineral reserves and mineral resources.  An additional 4,900 metres of drilling is planned in 2020 to follow-up on these new discoveries.

Staged Implementation of the Phase 2 Expansion Plan

The original Meliadine mine plan envisioned a 3,750 tpd mill with ore being sourced entirely from underground in years one to four.  The mill capacity for Phase 2 was expected to increase to approximately 6,000 tpd, with ore being sourced from both underground and open pits starting in year five.  The increased tonnage from the Phase 2 expansion was forecast to offset a planned decline in ore grade and keep production stable at approximately 400,000 ounces of gold per year.

The current Meliadine mill facility has demonstrated the ability to operate well in excess of the initial 3,750 tpd capacity (maximum daily rate in 2019 reached of 4,950 tpd).  As a result, the Company has decided to accelerate the Phase 2 expansion by approximately two years to utilize this extra mill capacity.  The initial source of open pit ore will be from two pits developed on the Tiriganiaq deposit.  Development of the open pits is expected to provide additional mining flexibility and provide extra water storage capacity if needed.

The Phase 2 expansion will be carried out in three stages:

1.              An increase in processing from current levels to 4,600 tpd by the fourth quarter of 2020

2.              Increased processing rate of 5,000 tpd starting in the fourth quarter of 2021

3.              An expansion to 6,000 tpd starting in the fourth quarter of 2024

Stripping of the Tiriganiaq pits commenced in the fourth quarter of 2019, and is expected to be completed in the third quarter of 2020.  The first ore from the Tiriganiaq pits is expected to be mined in the fourth quarter of 2020.

The Tiriganiaq open pits contain probable mineral reserves of 590,412 ounces of gold (3.8 million tonnes grading 4.89 g/t gold).  These pits are expected to be mined in 2020 through 2027, with production gradually ramping up over the 8-year reserve life.  The acceleration of the Phase 2 expansion results in slightly higher gold production (above Previous Guidance) in 2021 and 2022.  Production from the Tiriganiaq pit in 2020 is forecast to be approximately 16,500 ounces, all of which will be considered pre-commercial.

Capital expenditures for stage 1 of the Phase 2 expansion in 2020 are estimated to be approximately $48 million.  In 2022 and 2023, an additional $35 million is expected to be spent on processing plant upgrades.

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral reserves and mineral resources and the Company has approved an expansion to add an underground shaft and increase expected mill throughput by 25 percent to 2.0 million tonnes per annum (“mtpa”).  In Sweden, the Company has a 55 percent interest in the Barsele exploration project.

Kittila — Record Ore Production in the Fourth Quarter of 2019 and Concrete Headframe Structure Completed

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine — Operating Statistics
	Three Months Ended	Three Months Ended
	December 31, 2019	December 31, 2018
Tonnes of ore milled (thousands of tonnes)	468	462
Tonnes of ore milled per day	5,087	5,022
Gold grade (g/t)	4.14	3.93
Gold production (ounces)	55,345	49,353
Production costs per tonne (EUR)	€74	€70
Minesite costs per tonne (EUR)	€79	€73
Production costs per ounce of gold produced ($ per ounce):	$694	$738
Total cash costs per ounce of gold produced ($ per ounce):	$756	$787

Production costs per tonne in the fourth quarter of 2019 increased when compared to the prior-year period primarily due to higher contractor costs, partially offset by higher throughput levels and the timing of unsold inventory.  Production costs per ounce in the fourth quarter of 2019 decreased when compared to the prior-year period due to higher gold production, partially offset by higher contractor costs.

Minesite costs per tonne in the fourth quarter of 2019 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the fourth quarter of 2019 decreased when compared to the prior-year period due to the reasons described above.

Gold production in the fourth quarter of 2019 increased when compared to the prior-year period due to strong quarterly mill throughput, higher grades from the Rimpi Zone and higher recoveries.

Kittila Mine — Operating Statistics
	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
Tonnes of ore milled (thousands of tonnes)	1,591	1,827
Tonnes of ore milled per day	4,359	5,005
Gold grade (g/t)	4.15	3.80
Gold production (ounces)	186,101	188,979
Production costs per tonne (EUR)	€80	€73
Minesite costs per tonne (EUR)	€76	€75
Production costs per ounce of gold produced ($ per ounce):	$766	$831
Total cash costs per ounce of gold produced ($ per ounce):	$736	$853

Production costs per tonne for the full year 2019 increased when compared to the prior-year period due to lower throughput levels as a result of the scheduled mill autoclave shutdown in the second quarter of 2019 and higher contractor costs, partially offset by lower re-handling costs.  Production costs per ounce for the full year 2019 decreased when compared to the prior-year period primarily due to the higher grade ore mined and lower re-handling costs, partially offset by lower gold production and higher contractor costs.

Minesite costs per tonne for the full year 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce for the full year 2019 decreased when compared to the prior-year period due to the reasons described above.

Gold production for the full year 2019 decreased when compared to the prior-year period due to lower throughput.

In February 2018, the Company’s Board of Directors approved an expansion to increase throughput rates at Kittila to 2.0 mtpa from the current rate of 1.6 mtpa.  Permitting is ongoing for the increase in throughput.  This expansion includes the construction of a 1,044-metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades over the period from 2018 to 2021.

The expansion project is expected to increase the efficiency of the mine and maintain or decrease operating costs while providing access to the deeper mining horizons.  In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres depth, where recent exploration programs have shown promising results.

The shaft and mill expansion are continuing to advance as scheduled.  The Company anticipates that final mill tie-in work will occur during a planned four to five-week mill maintenance shutdown in the third quarter of 2020.

In the fourth quarter of 2019, Kittila expansion work continued on underground excavations for the new rock handling system and the construction of the headframe.  The ultimate height of the headframe was reached on November 1, 2019 and since then work is on-going to install the required steel structures.  Shaft sinking is expected to begin shortly, once final support and steel sets are installed in the first segment.

As a result of higher than expected costs in shaft sinking and in the rock handling system, the Kittila expansion project is now forecast to cost between 160 to 170 million euros (previous forecast was 160 million euros) and commissioning of the shaft is expected to occur in the second quarter of 2021.  The full expansion is expected to be completed in the second half of 2021.

In 2019, there was approximately $16 million of additional capital spending at Kittila related to the acceleration of costs relating to tailings storage and the expansion project.

Continuing Confirmation of Main and Sisar zones in Roura-Rimpi Areas, and Extension of Sisar Zone at Depth

Exploration at the Kittila mine is focused on extending the Main and Sisar zones northward, southward and at depth in the Roura and Rimpi areas to increase the mineral reserves in the large orebody.  Sisar is subparallel to and 50 to 300 metres east of the main Kittila mineralization.

As of December 31, 2019, Kittila’s proven and probable mineral reserves are 4.1 million ounces of gold (28.9 million tonnes grading 4.40 g/t gold).  Measured and indicated mineral resources are 1.5 million ounces of gold (18.1 million tonnes grading 2.60 g/t gold) and inferred mineral resources are 1.7 million ounces of gold (13.8 million tonnes grading 3.90 g/t gold).  More details are available in the Mineral Reserves and Mineral Resources sections of this news release.

During the fourth quarter of 2019, exploration and conversion drilling at the Kittila mine totaled 34 holes (10,842 metres).  For the full year 2019, the mine-site exploration drilling totaled 63 holes (30,668 metres) and conversion drilling totaled 31 holes (10,842 metres).

Results from the exploration program at Kittila were last reported in the Company’s news release dated October 23, 2019.

Selected recent drill results are set out in the table below, and drill hole collar coordinates are set out in a table in the Appendix.  Pierce points for all these holes are shown on the Kittila Composite Longitudinal Section.  All intercepts reported for the Kittila mine show uncapped gold grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Roura-Rimpi Main Zone and Sisar Zone at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)
RIE19-614	Sisar Central	296.0	304.3	1,170	5.7	5.8
ROD19-701	Sisar Deep	1,077.7	1,097.0	1,677	9.1	13.8
including		1,085.0	1,093.0	1,678	3.8	22.7
VUG19-510	Main Rimpi	85.0	93.0	722	7.9	4.9
and	Main Rimpi	153.0	156.0	716	3.0	9.5
and	Main Rimpi	161.0	168.0	715	6.9	4.5
VUG19-511	Main Rimpi	29.0	33.0	727	3.8	3.6
and	Main Rimpi	52.0	56.0	725	3.8	6.7
and	Main Rimpi	90.0	96.0	722	5.7	3.8
and	Sisar Top	154.0	161.0	715	6.6	6.5
VUG19-513	Sisar Top	178.4	182.2	748	3.4	5.5
VUG19-516	Main Rimpi	156.0	168.0	682	11.9	7.3
VUG19-517	Main Rimpi	0.0	4.0	729	3.8	4.2
and	Sisar Top	146.0	158.0	689	11.5	5.3

[Kittila Mine — Composite Longitudinal Section]

Deep conversion and exploration drilling of the Roura area is ongoing with one high-capacity drill rig.  Hole ROD19-701 intersected 13.8 g/t gold over 9.1 metres at 1,677 metres depth (including 22.7 g/t gold over 3.8 metres at 1,678 metres depth) in the Sisar Deep Zone, approximately 250 metres east of the Main Zone.  This intercept has extended the Sisar Deep Zone approximately 200 metres southward.

Approximately 640 metres to the north, hole RIE19-614 intersected the Sisar Zone in the contact area between Roura and Rimpi, yielding 5.8 g/t gold over 5.7 metres at 1,170 metres depth.  This intercept has confirmed and extended the Sisar Zone mineralization northward by 100 metres in this area.

The conversion drilling campaign in the Rimpi area has been successful, with conversion drill holes confirming the expected grades and widths in the Rimpi Zone between approximately 680 and 750 metres depth.

The conversion drilling encountered many separate gold-mineralized lenses located close together.  One example is hole VUG19-511, which intercepted four closely-spaced lenses: 3.6 g/t gold over 3.8 metres at 727 metres depth, 6.7 g/t gold over 3.8 metres at 725 metres depth, 3.8 g/t gold over 5.7 metres at 722 metres depth and 6.5 g/t gold over 6.6 metres at 715 metres depth.  Intercepts have confirmed both the Main Zone and the Sisar Zone mineral reserves and mineral resources in this part of the Rimpi area.

In 2020, the Company expects to spend $11.8 million for work that will include 58,000 metres of drilling focused on the Main Zone in the Roura and Rimpi areas as well as the Sisar Zone.  The goal of this program is to further explore the Kittila mineral reserve and mineral resource potential and demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila.

The drilling includes 46,000 metres of capitalized conversion drilling at the mine as described above and 12,000 metres of expensed regional exploration drilling on targets beyond the current mineral resource area.

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Mexico.  These operations have been a solid source of precious metals production (gold and silver) with stable operating costs and strong free cash flow since 2009.

Pinos Altos — Production Levels Expected to Improve in the First Half of 2020; Reyna de Plata and Cubiro Drilling Continues to Extend Mineralization

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine — Operating Statistics
	Three Months Ended	Three Months Ended
	December 31, 2019	December 31, 2018
Tonnes of ore processed (thousands of tonnes)	512	588
Tonnes of ore processed per day	5,565	6,391
Gold grade (g/t)	2.34	2.77
Gold production (ounces)	35,822	49,170
Production costs per tonne	$68	$60
Minesite costs per tonne	$70	$59
Production costs per ounce of gold produced ($ per ounce):	$966	$716
Total cash costs per ounce of gold produced ($ per ounce):	$758	$518

Production costs per tonne in the fourth quarter of 2019 increased when compared to the prior-year period primarily due to higher costs associated with underground mining and lower throughput, partially offset by the timing of inventory and lower re-handling costs.  Production costs per ounce in the fourth quarter of 2019 increased when compared to the prior-year period due to higher costs associated with underground mining and lower gold production.

Minesite costs per tonne in the fourth quarter of 2019 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the fourth quarter of 2019 increased when compared to the prior-year period due to the reasons described above and slightly lower by-product revenues.

Gold production in the fourth quarter of 2019 decreased when compared to the prior-year period due to lower grades and lower throughput.

At the Cerro Colorado underground operations, mining activities in the second quarter of 2019 encountered an area with challenging ground conditions.  To address this, the Company adjusted the mining sequence, and as a result, the mining capacity at Cerro Colorado was reduced by 75% in the third quarter of 2019.  Despite efforts to mitigate the challenging ground conditions, the change in mining sequence at Cerro Colorado continued to have adverse effect on fourth quarter production as this zone was expected to provide higher grade ore feed.

The Company is continuing to take measures to mitigate the challenging ground conditions at Cerro Colorado and increase the amount of ore extracted in the first half of 2020.  These measures include:

•                  Decreasing the speed of the mining sequence

•                  Reducing stope size by 25%

•                  Potential to add additional stopes at the Santo Nino underground

•                  Potential to add higher grades at the Sinter deposit

Despite the lower gold production in the second half of 2019, the production guidance at the Pinos Altos Complex for 2020 remains unchanged at 150,000 ounces of gold.  The action plan at Cerro Colorado is on schedule and full production is expected to re-commence in April 2020.

Pinos Altos Mine — Operating Statistics
	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
Tonnes of ore processed (thousands of tonnes)	2,007	2,218
Tonnes of ore processed per day	5,499	6,077
Gold grade (g/t)	2.55	2.69
Gold production (ounces)	155,124	181,057
Production costs per tonne	$65	$62
Minesite costs per tonne	$66	$61
Production costs per ounce of gold produced ($ per ounce):	$839	$764
Total cash costs per ounce of gold produced ($ per ounce):	$639	$548

Production costs per tonne for the full year 2019 increased when compared to the prior-year period due to lower throughput levels and higher costs associated with underground mining, partially offset by the timing of unsold inventory and lower re-handling costs.  Production costs per ounce for the full year 2019 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne for the full year 2019 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce for the full year 2019 increased when compared to the prior-year period due to the reasons described above and lower by-product revenue.

Gold production for the full year 2019 decreased when compared to the prior-year period due to lower grades and lower throughput.

In 2019, the Company began testing samples from Pinos Altos and La India relating to an ore sorting project.  To-date, sorting of open pit ore from the Sinter deposit has yielded favourable preliminary results.  Similar ore sorting pilot testing is being considered at the Company’s other operating sites.  In the fourth quarter of 2019, ore from various assets of the Company were tested at the ore sorting pilot plant at Pinos Altos.

Development of the Sinter and Cubiro satellite deposits at Pinos Altos continued to advance in the fourth quarter of 2019.  The Sinter deposit, located approximately 2.0 kilometres northwest of the Pinos Altos mine, will be mined from underground and a small open pit.  At Sinter, the development of the underground continued in the fourth quarter of 2019.  Production from the Sinter underground is expected to begin in the fourth quarter of 2020.

Exploration Continues to Extend Reyna East Zone Along Strike and at Depth; Underground Exploration and Conversion Drilling Ongoing at Cubiro

Exploration at Pinos Altos is focused on the Reyna East Zone (formerly called Reyna de Plata East) in the southeast of the property and at the Cubiro deposit in the property’s northwest, where the exploration ramp development is providing additional access for drilling exploration targets from underground.

The Cubiro deposit is located approximately 9.2 kilometres northwest of the Pinos Altos mine and 2.0 kilometres west of the Creston Mascota deposit.  Based on exploration drilling, Cubiro could potentially contribute additional ore to be processed and extend the current life of mine at Pinos Altos.  At Cubiro, 375 metres of underground ramp development was completed in the fourth quarter of 2019; a total of approximately 1,754 metres of underground ramp development has been completed to-date.  Underground exploration drilling continued in the fourth quarter of 2019.

The Company drilled 57 holes (10,748 metres) on the Pinos Altos property during the fourth quarter of 2019, for a total of 26,261 metres drilled during the full year.  Fourth quarter drilling included 19 holes (3,441 metres) at Cubiro, 15 holes (2,685 metres) at Reyna East and 23 holes (4,622 metres) at Madrono/Molino.

Results from the Reyna East and Cubiro zones were last reported in the Company’s news release dated October 23, 2019.  The current proven and probable mineral reserves at Pinos Altos are 957,000 ounces of gold and 24 million ounces of silver (14.5 million tonnes grading 2.06 g/t gold and 52.6 g/t silver); in addition, Pinos Altos has indicated mineral resources of 1.1 million ounces of gold and 26 million ounces of silver (19.6 million tonnes grading 1.68 g/t gold and 40.7 g/t silver) and inferred mineral resources of 435,000 ounces of gold and 9.0 million ounces of silver (7.0 million tonnes grading 1.93 g/t gold and 39.9 g/t silver) as of December 31, 2019.

Selected recent drill results from the Reyna East Zone and the Cubiro deposit at the Pinos Altos mine are set out in the table below.  The drill hole coordinates are set out in a table in the Appendix of this news release.  The collars are also located on the Pinos Altos Local Geology Map; pierce points for the Cubiro drilling are shown on the Cubiro Deposit Composite Longitudinal Section.  All intercepts reported for the Reyna East Zone and the Cubiro satellite deposit show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Reyna East (RE) Zone and the Cubiro satellite deposit at the Pinos Altos mine

Drill Hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
RP19-228	RE	207.0	212.1	200	3.9	8.7	5.4	86	86
RP19-233	RE	150.2	154.4	150	2.7	1.7	1.7	33	33
and	RE	166.2	198.0	177	24.4	0.7	0.7	22	22
including		175.2	183.0	177	7.1	2.0	2.0	36	36
RP19-235	RE	79.9	104.3	120	15.7	1.2	1.2	27	27
and	RE	115.6	132.0	150	10.6	2.0	2.0	36	36
RP19-244	RE	19.0	22.9	26	3.3	1.6	1.6	11	11
and	RE	51.0	65.0	74	11.5	1.2	1.2	12	12
CBUG19-002	Cubiro North	84.9	90.0	244	4.9	11.1	2.5	33	33
CBUG19-006**	Cubiro North	154.9	173.5	129	13.1	2.4	2.4	65	64
CBUG19-011	Cubiro	115.2	134.0	111	18.8	0.9	0.9	6	6
including		115.2	118.1	106	3.0	1.8	1.8	14	14
CBUG19-013	Cubiro North	137.7	140.7	362	2.5	3.4	3.4	5	5
CBUG19-019**	Cubiro	181.7	201.0	210	18.8	2.5	2.0	24	22

Cut-off value 0.30 g/t gold, maximum 3.0 metres internal dilution.

*Holes at the Reyna East Zone and the Cubiro satellite deposit use a capping factor of 10 g/t gold and 200 g/t silver.

** CBUG19-006 and CBUG19-019 have not yet completed QA/QC; check assays are underway.

[Pinos Altos — Local Geology Map]

The Reyna East Zone is located along the Reyna de Plata Fault, almost 1,500 metres to the east-southeast of the main Reyna de Plata deposit.

The Reyna East Zone contains low-sulphidation, epithermal vein-style mineralization, with gold and silver mineralization accompanied by green-clear-white quartz and calcite in veins, stockwork and breccia.  There is a direct correlation between the occurrence of green quartz veinlets and the highest gold values.

The total amount drilled at this deposit in 2019 was 11,577 metres in 88 holes, focused on exploring the deepest parts of the structure within the preliminary pit design, as well as lateral extensions along strike.  Recent step-out drilling has extended the Reyna East Zone to a total strike length of approximately 1,500 metres in a southeast direction, dipping steeply to the northeast.  The zone extends from surface to a depth of approximately 220 metres, and appears to plunge shallowly to the west.  It remains open along strike and at depth.

The highest grades and best widths have been encountered below the planned pit limit, including hole RP19-228, which intersected 5.4 g/t gold and 86 g/t silver over 3.9 metres at 200 metres depth.  Approximately 64 metres to the southeast, hole RP19-233 intersected 1.7 g/t gold and 33 g/t silver over 2.7 metres at 150 metres depth and 0.7 g/t gold and 22 g/t silver over 24.2 metres at 177 metres depth, including 2.0 g/t gold and 36 g/t silver over 7.1 metres.  Approximately 59 metres to the south, hole RP19-235 intersected 1.2 g/t gold and 27 g/t silver over 15.7 metres at 120 metres depth and 2.0 g/t gold and 36 g/t silver over 10.6 metres at 150 metres depth.

Step-out drilling to the east has located shallow mineralization, such as hole RP19-244 that intersected 1.6 g/t gold and 11 g/t silver over 3.3 metres at 26 metres depth and 1.2 g/t gold and 12 g/t silver over 11.5 metres at 74 metres depth.  The hole is approximately 812 metres east-southeast of hole RP19-235.

The recent program has resulted in the initial indicated and initial inferred mineral resources estimated at Reyna East, part of the current mineral reserves and mineral resources at Reyna de Plata (below), which are included in the whole Pinos Altos mine estimate (outlined above).  The Reyna de Plata deposit (including the Reyna East Zone) has probable mineral reserves (open pit) of 64,000 ounces of gold and 2.0 million ounces of silver (2.1 million tonnes grading 0.96 g/t gold and 29.86 g/t silver), indicated mineral resources (open pit and underground) of 159,000 ounces of gold and 4.3 million ounces of silver (4.4 million tonnes grading 1.12 g/t gold and 30.16 g/t silver) and inferred mineral resources (open pit and underground) of 121,000 ounces of gold and 3.0 million ounces of silver (2.6 million tonnes grading 1.43 g/t gold and 34.89 g/t silver), as of December 31, 2019.

Recent results show the potential of the Reyna East Zone to be extended at depth along a strike length of at least 500 metres, with the potential for underground mining scenarios.  Additional drilling is required to determine the orientation and extent of the favourable mineralized vector.  A $1.1-million program (5,000 metres) in 2020 will seek lateral extensions and the potential beneath the current limit of the mineral resources.

The Cubiro deposit is composed of multiple gold-silver-bearing white quartz-calcite veins (with barite and minor sulphides) up to 30 metres wide that strike northwest for almost 1,100 metres, with a steep dip to the southwest.  The Cubiro deposit remains open to the northwest and at depth.

The drilling program for 2019 at Cubiro began in mid-year, with 19 drill holes (3,441 metres) completed during the fourth quarter.  The total drilling at Cubiro in 2019 was 25 holes (4,539 metres).  Drilling was from underground platforms at the southeastern limit of the ramp, targeting the main Cubiro Zone and the subparallel Cubiro North Zone.  Results from the Cubiro drill campaign were last reported in the Company’s news release dated October 23, 2019.

Recent drilling has confirmed high gold grades in the Cubiro North structure and has extended the structure 100 metres to the east and at depth.  Cubiro North now extends over 150 metres along strike from surface to a depth of 350 metres.  Hole CBUG19-006, drilled towards the northeast into the Cubiro North structure, intersected 2.4 g/t gold and 64 g/t silver over 13.1 metres at 129 metres depth.  From a set-up 150 metres to the southeast, drilled northward, hole CBUG19-013 intersected 3.4 g/t gold and 5 g/t silver over 2.5 metres at 362 metres depth.  The Cubiro North results show the potential for additional mineralization toward the east and down-dip in this zone, with the opportunity to increase the mineral resources.

Drilling of the main Cubiro Zone has begun; hole CBUG19-019 encountered a wider intercept yielding 2.0 g/t gold and 22 g/t silver over 18.8 metres at 210 metres depth.  Approximately 15 metres to the east, the same wide, mineralized vein was exposed by a cross drift from the ramp (results are pending).  The main Cubiro Zone will continue to be investigated during the 2020 exploration program.

The Cubiro deposit (including Cubiro North) has indicated mineral resources of 212,000 ounces of gold and 1.4 million ounces of silver (2.4 million tonnes grading 2.78 g/t gold and 18.38 g/t silver) and inferred mineral resources of 136,000 ounces of gold and 912,000 ounces of silver (1.4 million tonnes grading 2.59 g/t gold and 19.84 g/t silver), all at underground depth, declared as part of the total Pinos Altos mineral reserves and mineral resources estimate as of December 31, 2019.  The gold grades are significantly higher at Cubiro than for the whole Pinos Altos property.

Exploration will test the potential of Cubiro North to extend toward the east and down-dip.  A $1.8-million program (10,000 metres) in 2020 will explore the current mineral resource limits, and the potential for a northwest strike extension.  Successful mineral resource expansion and conversion at Cubiro would allow for the optimization of gold production at the Pinos Altos mine and potentially an extension of the mine life.

Creston Mascota — Production Extended, Guidance Increased

The Creston Mascota heap leach open pit mine has been operating as a satellite operation to the Pinos Altos mine since late 2010.  During 2018, the mine began preparations to transition operations to the new Bravo pit and to expand the existing heap leach pad facility.  Creston Mascota open pit mineral reserves are expected to be depleted by the end of the first half of 2020, while gold leaching is expected to continue through 2020.

Creston Mascota Mine — Operating Statistics
	Three Months Ended	Three Months Ended
	December 31, 2019	December 31, 2018
Tonnes of ore processed (thousands of tonnes)	94	383
Tonnes of ore processed per day	1,022	4,163
Gold grade (g/t)	1.19	1.97
Gold production (ounces)	6,919	11,452
Production costs per tonne	$90	$24
Minesite costs per tonne	$95	$25
Production costs per ounce of gold produced ($ per ounce):	$1,217	$792
Total cash costs per ounce of gold produced ($ per ounce):	$1,073	$736

Production costs per tonne in the fourth quarter of 2019 increased when compared to the prior-year period due to lower tonnes processed and costs to facilitate the extension of the Bravo central pit.  Production costs per ounce in the fourth quarter of 2019 increased when compared to the prior-year period due to the reasons described above and lower gold production.

Minesite costs per tonne in the fourth quarter of 2019 increased when compared to the prior-year period due to the reasons described above.  Total cash costs per ounce in the fourth quarter of 2019 increased when compared to the prior-year period due to lower by-product revenue and the reasons described above.

Gold production in the fourth quarter of 2019 decreased when compared to the prior-year period due to lower tonnes processed and lower grades.  Additional ore was identified for mining in the fourth quarter of 2019 and the first half of 2020.  In order to facilitate the extension of the Bravo central pit in 2020, mining was carried out at a reduced rate in the fourth quarter of 2019.  The mining rate was negatively impacted by abnormally high rainfall, which limited access to certain portions of the Bravo pit.

Creston Mascota Mine — Operating Statistics
	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
Tonnes of ore processed (thousands of tonnes)	1,067	1,422
Tonnes of ore processed per day	2,923	3,896
Gold grade (g/t)	1.87	1.03
Gold production (ounces)	48,380	40,180
Production costs per tonne	$34	$26
Minesite costs per tonne	$33	$27
Production costs per ounce of gold produced ($ per ounce):	$740	$928
Total cash costs per ounce of gold produced ($ per ounce):	$554	$841

Production costs per tonne for the full year 2019 increased when compared to the prior-year period due to lower tonnes processed, the timing of unsold inventory and have also been affected by longer hauling distances.  Production costs per ounce for the full year 2019 decreased when compared to the prior-year period due to higher gold production, partially offset by the timing of inventory sold and higher mining costs including longer hauling distances.

Minesite costs per tonne for the full year 2019 increased when compared to the prior-year period due to reasons described above.  Total cash costs per ounce for the full year 2019 decreased when compared to the prior-year period due to the reasons described above.

Gold production for the full year 2019 increased when compared to the prior-year period primarily due to higher grades from ore from the Bravo pit processed at the Pinos Altos mill.

Mining operations are now expected to end in the first half of 2020, largely due to the discovery of additional ore outside of the mineral reserve model.

La India — Production Expected to Improve with the Commissioning of Agglomeration Units in the First Quarter of 2020; Chipriona Drilling Continues to Expand Sulphide Mineralization

The La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine — Operating Statistics
	Three Months Ended	Three Months Ended
	December 31, 2019	December 31, 2018
Tonnes of ore processed (thousands of tonnes)	1,404	1,451
Tonnes of ore processed per day	15,261	15,772
Gold grade (g/t)	0.65	0.73
Gold production (ounces)	20,616	26,308
Production costs per tonne	$12	$12
Minesite costs per tonne	$13	$13
Production costs per ounce of gold produced ($ per ounce):	$812	$677
Total cash costs per ounce of gold produced ($ per ounce):	$892	$694

Production costs per tonne in the fourth quarter of 2019 were the same when compared to the prior-year period.  Production costs per ounce in the fourth quarter of 2019 increased when compared to the prior-year period due to lower gold production and higher contractor and reagents costs.

Minesite costs per tonne in the fourth quarter of 2019 were the same when compared to the prior-year period.  Total cash costs per ounce in the fourth quarter of 2019 increased when compared to the prior-year period due to lower production, higher contractor and reagents costs and lower by-product revenue.

Gold production in the fourth quarter of 2019 decreased when compared to the prior-year period due to lower tonnes processed and lower grades.  In the fourth quarter of 2019, production continued to be affected by the high clay content of the ore, which impacted recoveries.  To mitigate this effect in the short term, belt agglomeration (adding cement to the ore delivered by conveyor from the crusher to the heap leach pad) was initiated in the third quarter of 2019, adjustments were made to the stacking sequence and irrigation rates were decreased on the leach pads to help improve percolation.

During the second half of 2019, modifications were also made to the screens and transfer chutes on the conveyors.  An automatic radial stacker was acquired to improve transfer of ore to the leach pads and two agglomeration units were ordered to improve percolation and are expected to be commissioned in March 2020.

Additional drilling is also being carried out to better define areas with higher clay content in the geological model.  These improvements are expected to result in more normal production rates in 2020.

La India Mine — Operating Statistics
	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
Tonnes of ore milled (thousands of tonnes)	5,402	6,128
Tonnes of ore milled per day	14,800	16,789
Gold grade (g/t)	0.68	0.72
Gold production (ounces)	82,190	101,357
Production costs per tonne	$12	$11
Minesite costs per tonne	$13	$12
Production costs per ounce of gold produced ($ per ounce):	$799	$682
Total cash costs per ounce of gold produced ($ per ounce):	$823	$685

Production costs per tonne for the full year 2019 were essentially the same when compared to the prior-year period.  Production costs per ounce for the full year 2019 increased when compared to the prior-year period primarily due to lower production and higher contractor and reagents costs.

Minesite costs per tonne for the full year 2019 were essentially the same when compared to the prior-year period.  Total cash costs per ounce for the full year 2019 increased when compared to the prior-year period primarily due to lower production and higher contractor and reagents costs and lower by-product revenues.

Gold production for the full year 2019 decreased when compared to the prior-year period primarily due to lower tonnes processed as a result of the high clay content of the ore as described above.

La India Exploration Focused on the Chipriona Regional Target

The regional exploration program continues to return encouraging results at the Chipriona polymetallic sulphide target, located approximately one kilometre north of the North Zone at the La India mine.  Results were last reported in the Company’s news release dated July 24,

2019.  In the second half of 2019, the regional exploration program included reconnaissance geological work in numerous prospects and drilling.  A second phase of drilling was conducted between September and November consisting of 3,455 metres in 17 drill holes in order to increase the certainty of the geologic model and to collect geotechnical data.  For the full-year 2019, Chipriona drilling totaled 50 holes (13,252 metres).

The positive drill results have led to a new indicated mineral resource and a 48% year-over-year increase of gold contained in inferred mineral resources at the Chipriona project, all at open pit depth.  As of December 31, 2019, the Chipriona deposit has indicated mineral resources of 45,000 ounces of gold, 2.1 million ounces of silver, 359 tonnes of copper and 17,000 tonnes of zinc (1.3 million tonnes grading 1.11 g/t gold, 50.99 g/t silver, 0.03% copper and 1.36% zinc) and inferred mineral resources of 238,000 ounces of gold, 29.5 million ounces of silver, 15,400 tonnes of copper and 86,900 tonnes of zinc (10.7 million tonnes grading 0.69 g/t gold, 85.44 g/t silver, 0.14% copper and 0.81% zinc).  For more details, refer to the Mineral Resources section of this news release.

Mine-site exploration at the La India property in the fourth quarter of 2019 included 25 holes (1,350 metres) at the Los Tubos Zone, as well as 20 holes (1,420 metres) of conversion drilling at the Main Zone.  Drill results for the El Realito Zone were last reported in the Company’s news release dated October 23, 2019; there was no drilling at this deposit in the fourth quarter.  For the full-year 2019, La India mine-site exploration drilling was on budget, totaling 18,330 metres; the full-year drilling comprised 11,279 metres at El Realito, 4,012 metres in the Main Zone, 2,046 metres at Los Tubos and 993 metres at El Cochi.

As of December 31, 2019, the El Realito Zone has probable mineral reserves of 106,000 ounces of gold and 485,000 ounces of silver (4.7 million tonnes grading 0.71 g/t gold and 3.24 g/t silver), measured mineral resources of 21,000 ounces of gold and 149,000 ounces of silver (1.2 million tonnes grading 0.55 g/t gold and 3.89 g/t silver), indicated mineral resources of 17,000 ounces of gold and 83,000 ounces of silver (0.7 million tonnes grading 0.71 g/t gold and 3.48 g/t silver) and inferred mineral resources of 4,000 ounces of gold and 24,000 ounces of silver (0.3 million tonnes grading 0.47 g/t gold and 2.64 g/t silver).

The budget for mine-site exploration in 2020 is $3.3 million for 17,000 metres of drilling.

Selected recent intercepts from the La India property are set out in the tables below.  The drill hole collar coordinates are set out in a table in the Appendix of this news release.  The collars are located on the La India Mine Local Geology Map.  All intercepts reported for the La India property show uncapped and capped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Recent exploration drill results from the Chipriona target at the La India property

Drill Hole	Vein	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
CHP19-099	new	88.0	99.7	86	8.3	0.2	0.2	125	97
including	stockwork	88.0	91.0	92	2.1	0.3	0.3	410	298
CHP19-103	stockwork	105.0	111.0	84	5.8	1.4	1.4	165	165
CHP19-104	new	21.0	25.5	14	4.3	2.7	2.7	95	95
CHP19-119	CHPV	121.0	145.0	83	21.8	1.4	1.1	55	55
including		134.0	140.6	84	5.9	4.0	2.8	178	178
CHP19-123	CHPV - HQV	129.0	166.0	107	34.8	1.6	1.6	95	95
including		130.0	135.0	89	4.7	3.9	3.9	323	323

*Holes at Chipriona use a capping factor of 10 g/t gold and 700 g/t silver.

Drill Hole	Vein	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Copper grade (%) (uncapped)	Zinc grade (%) (uncapped)	Lead grade (%) (uncapped)
CHP19-099	new	88.0	99.7	86	8.3	0.4	0.1	0.0
including	stockwork	88.0	91.0	92	2.1	1.0	0.4	0.0
CHP19-103	stockwork	105.0	111.0	84	5.8	0.0	0.4	0.2
CHP19-104	new	21.0	25.5	14	4.3	0.0	3.2	1.0
CHP19-119	CHPV	121.0	145.0	83	21.8	0.1	0.7	0.5
including		134.0	140.6	84	5.9	0.3	2.2	1.5
CHP19-123	CHPV - HQV	129.0	166.0	107	34.8	0.2	1.5	0.4
including		130.0	135.0	89	4.7	0.7	6.4	1.3

*Holes at Chipriona use no capping factor for base metal grades.

[La India Mine — Local Geology Map]

Mineralization at Chipriona consists of what appears to be structurally controlled gold- and silver-rich veins, stringers, stockwork and breccias with significant zinc, lead and copper content in sulphides.  Surface mapping and sampling have traced stacked structures within the Chipriona mineralized corridor, which ranges from tens of metres to a few hundred metres in width over a northwest strike length of at least 2,500 metres; 2,300 metres of this length has been confirmed through drill-testing.  Mineralization has been intersected from surface to a depth of approximately 275 metres.

The project hosts a swarm of subparallel structural pathways that are favourable hosts for sulphide-based gold-silver mineralization with base metal credits.  Significant mineralization has been intersected near surface over substantial widths; this suggests the potential for bulk mining lower-grade mineralization in stockwork zones that surround high-grade feeder zones.  Currently, the mineralization is open towards the southeast and down dip.

The 2019 drill program has helped extend the mineralization by 500 metres along strike, increasing the understanding of vein geometry along the corridor and down dip.

Hole CHP19-123 confirmed grades and widths near the southeastern edge of the current mineral resources, intersecting 1.6 g/t gold, 95 g/t silver, 0.2% copper, 1.5% zinc and 0.4% lead over 34.8 metres at 107 metres depth, including 3.9 g/t gold, 323 g/t silver, 0.7% copper, 6.4% zinc and 1.3% lead over 4.7 metres.  Almost 100 metres to the northwest, hole CHP19-119 intersected 1.1 g/t gold, 55 g/t silver, 0.7% zinc and 0.5% lead over 21.8 metres at 83 metres depth, including 2.8 g/t gold, 178 g/t silver, 2.2% zinc and 1.5% lead over 5.9 metres.  In step-out drilling 200 metres to the northwest of this hole, hole CHP19-104 intersected a new splay vein, yielding 2.7 g/t gold, 95 g/t silver, 3.2% zinc and 1.0% lead over 4.3 metres at 14 metres depth.

In the northwest portion of the deposit, hole CHP19-099 intersected a new vein in the footwall of the main corridor, yielding 0.2 g/t gold, 97 g/t silver and 0.4% copper over 8.3 metres at 86 metres depth, including 0.3 g/t gold, 298 g/t silver and 1.0% copper over 2.1 metres.

Because of the prospective nature of the Chipriona deposit, a 6,000-metre drill program is planned for the first half of 2020 aimed at confirming and extending mineralization at depth in the main Chipriona corridor and splay veins.  Another 4,000 metres of drilling is planned to test other nearby targets with characteristics similar to Chipriona.  Preliminary metallurgical testing is continuing, to determine the potential for using a processing facility to treat Chipriona and other sulphide mineralization on the property.

Santa Gertrudis — Drilling Yields Strong Results in Two Parts of Trinidad Zone; High-grade Mineralization Expanded at Amelia Deposit and Additional High-grade Structures Discovered in Espiritu Santo Deposit

Agnico Eagle acquired its 100% interest in the Santa Gertrudis gold property in November 2017.  The 44,145-hectare property is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico.

The property was the site of historic heap-leach operations that produced approximately 565,000 ounces of gold at a grade of 2.1 g/t gold between 1991 and 2000.  The project has substantial surface infrastructure including pre-stripped pits, haul roads, water sources and several buildings.  Extensive drilling and studies in 2019 have led to initial indicated mineral resources of 104,000 ounces of gold (5.1 million tonnes grading 0.64 g/t gold) at open pit depth, and an increased inferred mineral resource of 1.2 million ounces of gold (22.1 million tonnes grading 1.64 g/t gold) mainly at open pit depth, as of December 31, 2019.  More details are available in the Mineral Resources section of this news release.

Drill results for the Santa Gertrudis project were last reported in the Company’s news release dated October 23, 2019.  In the fourth quarter of 2019, 23 holes (7,069 metres) were completed in the Trinidad Zone, with drilling focused on the exploration and the development of new mineral resources.  The full-year 2019 exploration program at Santa Gertrudis totaled 143 holes (19,352 metres in Amelia and 23,426 metres in the rest of the project), compared with an initial budget of 29,000 metres of drilling.  The focus of the program was on mineral resource expansion and refining the understanding of new targets within the Trinidad Zone.

Selected recent drill results from the Santa Gertrudis project are set out in the table below.  The drill hole coordinates are set out in a table in the Appendix of this news release.  Drill collars are also shown on the Santa Gertrudis Project Local Geology Map.  All intercepts reported for the Santa Gertrudis project show uncapped and capped gold and silver grades over an estimated true width and depth of midpoint below the surface, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Trinidad Zone of the Santa Gertrudis project

Drill Hole	Deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)	Silver grade (g/t) (capped)*
SGE19-301	Amelia	440.0	449.0	335	8.7	3.6	3.6	5	5
including		440.0	444.0	333	3.9	6.7	6.7	10	10
and	Amelia	477.0	508.0	367	30.5	1.9	1.9	23	23
including		492.0	499.0	369	6.8	3.3	3.3	75	75
and	Amelia	582.0	587.0	418	4.8	4.7	4.7	19	19
SGE19-312	Espiritu Santo	343.0	347.5	211	4.0	3.3	3.3	731	224
SGE19-314	Espiritu Santo	143.0	146.0	52	3.0	6.8	6.8	42	42
and	Espiritu Santo	188.0	191.0	74	3.0	4.5	4.5	1	1
SGE19-315	Amelia	408.0	414.0	337	5.2	4.5	4.5	5	5
and	Amelia	427.0	437.0	355	8.7	2.4	2.4	7	7
including		431.0	436.0	356	4.3	4.3	4.3	12	12
and	Amelia	467.0	475.1	386	6.9	2.3	2.3	9	9
and	Amelia	488.0	512.0	410	20.4	2.9	2.9	38	38
including		494.0	499.0	407	4.2	4.0	4.0	39	39
SGE19-317	Amelia	454.0	463.0	366	8.5	3.0	3.0	11	11
and	Amelia	467.0	484.0	376	16.1	2.2	2.2	5	5
including		468.0	472.0	373	3.8	5.1	5.1	10	10
and	Amelia	490.0	499.5	389	9.1	9.4	9.4	32	32
including		490.0	494.5	386	4.3	17.8	17.2	65	65
SGE19-320	Amelia	789.0	793.0	677	3.8	47.1	13.4	583	436
and	Amelia	808.8	812.0	688	3.0	4.2	4.2	10	10
SGE19-328	Espiritu Santo	155.0	161.5	90	6.5	5.9	5.9	159	159

*Holes in the Trinidad Zone use a capping factor of 25 g/t gold and 1,000 g/t silver.  The cut-off grade used for these intervals is 0.3 g/t gold in oxide material and 1.0 g/t gold in sulphide material. The minimum estimated true width is 3.0 metres.

[Santa Gertrudis Project Local Geology Map]

[Santa Gertrudis Project — Amelia Deposit Longitudinal Section]

Recent geological mapping and surface sampling by the Company continues to find additional target areas in the Trinidad Zone.

Amelia is one of three deposits that comprise the Trinidad Zone and is the site of a previously operating open-pit gold mine.  High-grade gold mineralization can be found in multiple parallel structures that commonly correspond to lithological contacts.  The Amelia deposit has been extended 100 metres to an east-west strike length of approximately 900 metres and dips steeply to the north; it includes an ore shoot on the west side that plunges steeply to the east.  Most of the open pit (oxide) material lies between surface and 100 metres depth, while the underground material reaches below the open pit mineral resources to a depth of approximately 350 metres, but recent drilling has intersected an extension of the mineralization at 677 metres below surface.  The Amelia deposit remains open along strike and at depth.  The Company has updated the inferred mineral resources at Amelia to 1.6 million tonnes grading 1.38 g/t gold (70,000 ounces of gold) at open pit depth, as well as an initial underground inferred mineral resource of 3.1 million tonnes grading 4.58 g/t gold (451,000 ounces of gold) in the high-grade sulphide material.  The Amelia mineral resources are part of the Santa Gertrudis project estimate as of December 31, 2019.

Recent drill results demonstrate that high-grade mineralization remains open along the plunge of the ore shoot, with hole SGE19-320 intersecting 13.4 g/t gold and 436 g/t silver over 3.8 metres at 677 metres depth and 4.2 g/t gold and 10 g/t silver over 3.0 metres at 688 metres depth; the latter intercept is approximately 200 metres below the nearest designed underground stope of the current mineral resources, and is the deepest intercept to date at the Santa Gertrudis project, as shown on the Amelia Deposit Longitudinal Section.

There were shallower intercepts in the ore shoot as well.  Approximately 174 metres to the southwest, hole SGE19-301 intersected three mineralized structures: 6.7 g/t gold over 3.9 metres at 333 metres depth, 1.9 g/t gold over 30.5 metres at 367 metres depth and 4.7 g/t gold over 4.8 metres at 418 metres depth.  Approximately 130 metres farther to the southwest, hole SGE19-315 intersected four mineralized structures, including 4.5 g/t gold over 5.2 metres at 337 metres depth and 2.9 g/t gold over 20.4 metres at 410 metres depth (including 4.0 g/t gold over 4.2 metres).  Approximately 154 metres to the northwest, hole SGE19-317 intersected three mineralized structures: 3.0 g/t gold over 8.5 metres at 366 metres depth, 5.1 g/t gold over 3.8 metres at 373 metres depth and 9.4 g/t gold over 9.1 metres at 389 metres depth (including 17.2 g/t gold over 4.3 metres).  All results reported for the Amelia deposit, with the exception of drill hole SGE19-320, were designed to expand the high-grade mineralization at 80-metre step-outs; the resulting grades and widths are encouraging as they met or were better than expectations.

Espiritu Santo is a discovery made during the 2019 exploration campaign within the Trinidad Zone, approximately 500 metres east-southeast of the Amelia deposit.  Three recent drill holes discovered mineralized structures at shallow depths not previously identified.  Hole SGE19-312 intersected 3.3 g/t gold and 224 g/t silver over 4.0 metres at 211 metres depth.  Approximately 320 metres to the southwest, hole SGE19-328 intersected 5.9 g/t gold and 159 g/t silver over 6.5 metres at 90 metres depth.  Approximately 112 metres to the southeast of hole SGE19-328, hole SGE19-314 intersected 6.8 g/t gold and 42 g/t silver over 3.0 metres at 52 metres depth and 4.5 g/t gold over 3.0 metres at 74 metres depth.  This discovery increases the potential for additional gold and silver mineralization near the Amelia deposit that could add mineral resources in the next estimate.  More drilling and metallurgical testing are planned during 2020 to determine the value and potential recovery of gold and silver metals in Espiritu Santo.

The Company plans to continue its aggressive exploration program at Santa Gertrudis with 25,000 metres of drilling in 2020 budgeted at $10.4 million and focused on expanding the current mineral resources and testing new targets.  The Santa Gertrudis project contains low-grade oxide and high-grade sulphide types of mineralization that have been recognized from surface to 688 metres depth locally.  The Company believes that the Santa Gertrudis project has the potential to eventually be a similar size operation to La India.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne” and “adjusted net income” that are not standardized measures under IFRS.  These data may not be comparable to data reported by other issuers.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before deducting by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses this measure to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

All-in sustaining costs per ounce of gold produced on a by-product basis are calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry.  Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures.  The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018.  Adoption of the all-in sustaining costs metric is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers.  The Company believes that this measure provides helpful information about operating performance.  However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for unsold concentrate inventory production costs and other adjustments, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provide additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income is calculated by adjusting the net income as recorded in the consolidated statements of income for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at February 13, 2020.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated ore grades, recovery rates, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses and cash flows; the estimated timing and conclusions of technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company’s expansion plans at Kittila, Meliadine Phase 2 and Amaruq Phase 2, and the Company’s ramp up of activities at Meliadine and Amaruq, including the timing, funding, completion and commissioning thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other expenditures; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites; statements regarding the sufficiency of the Company’s cash resources; future dividend amounts and payment dates; and statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2018 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2018 (“Form 40-F”) filed with the SEC as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company’s operations at LaRonde and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including the LaRonde mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities regulatory authorities’ (the “CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  These standards are similar to those used by SEC Industry Guide 7, as interpreted by the SEC staff.  However, the definitions in NI 43-101 differ in certain respects from those under SEC Industry Guide 7.  Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.  Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which became effective February 25, 2019.  The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7.  Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the MJDS may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC’s MJDS registration statement and annual report forms.  SEC Industry Guide 7 will remain effective until all issuers are required to comply with the SEC Modernization Rules, at which time SEC Industry Guide 7 will be rescinded.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.”  In addition, the SEC has amended definitions of “proven mineral reserves” and “probable mineral reserves” in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

United States investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves.  These terms have a great amount of uncertainty as to their economic and legal feasibility.  Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this news release are or will be economically or legally mineable.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is or will ever be economically or legally mineable.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Daniel Paré, Eng., Vice-President Operations — Eastern Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to the Finland operations has been approved by Francis Brunet, Eng., Corporate Director, Business Strategy; relating to Southern Business operations has been approved by Marc Legault, Eng., Senior Vice President, Operations — U.S.A. & Latin America; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Senior Vice-President, Exploration, each of whom is a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Corporate Director, Reserves Development of the Company; relating to mineral reserves and mineral resources at the Canadian Malartic mine and other Partnership projects such as Odyssey, East Malartic and East Gouldie projects, has been approved by Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a “Qualified Person” for the purposes of NI 43-101.

Detailed Mineral Reserves and Mineral Resources Data

MINERAL RESERVES
As of December 31, 2019

OPERATION			PROVEN			PROBABLE			PROVEN & PROBABLE		
GOLD	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	Underground	100%	4,802	5.05	780	10,117	6.48	2,108	14,920	6.02	2,888
LaRonde Zone 5	Underground	100%	3,307	2.13	226	5,980	2.39	460	9,287	2.30	686
Canadian Malartic	Open Pit	50%	23,847	0.83	635	43,057	1.27	1,754	66,904	1.11	2,389
Goldex	Underground	100%	272	1.85	16	20,709	1.61	1,072	20,980	1.61	1,088
Akasaba West	Open Pit	100%	-	-	-	5,413	0.85	147	5,413	0.85	147
Amaruq	Open Pit	100%	172	1.83	10	22,600	3.76	2,731	22,773	3.74	2,741
Amaruq	Underground	100%	-	-	-	3,303	5.43	577	3,303	5.43	577
Amaruq Total			**172**	**1.83**	**10**	**25,903**	**3.97**	**3,308**	**26,075**	**3.96**	**3,318**
Meadowbank	Open Pit	100%	37	2.24	3	-	-	-	37	2.24	3
Meadowbank Complex Total			**209**	**1.90**	**13**	**25,903**	**3.97**	**3,308**	**26,112**	**3.96**	**3,320**
Meliadine	Open Pit	100%	144	3.19	15	5,671	4.72	861	5,816	4.69	876
Meliadine	Underground	100%	722	7.92	184	14,212	6.58	3,007	14,933	6.65	3,191
Meliadine Total			**866**	**7.14**	**199**	**19,883**	**6.05**	**3,868**	**20,749**	**6.10**	**4,067**
Upper Beaver	Underground	100%	-	-	-	7,992	5.43	1,395	7,992	5.43	1,395
Kittila	Underground	100%	1,444	4.55	211	27,481	4.40	3,885	28,925	4.40	4,096
Pinos Altos	Open Pit	100%	60	1.55	3	3,550	0.97	111	3,611	0.98	114
Pinos Altos	Underground	100%	3,274	2.56	270	7,573	2.35	573	10,847	2.42	843
Pinos Altos Total			**3,334**	**2.55**	**273**	**11,124**	**1.91**	**684**	**14,457**	**2.06**	**957**
Creston Mascota	Open Pit	100%	1	5.55	0	757	2.49	61	758	2.49	61
La India	Open Pit	100%	279	0.49	4	20,152	0.75	486	20,432	0.75	490
Totals			*38,361*	*1.91*	*2,357*	*198,569*	*3.01*	*19,227*	*236,930*	*2.83*	*21,585*
SILVER	Mining Method	Ownership	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	Underground	100%	4,802	17.09	2,639	10,117	18.92	6,156	14,920	18.33	8,794
Pinos Altos	Open Pit	100%	60	39.07	76	3,550	26.09	2,978	3,611	26.31	3,054
Pinos Altos	Underground	100%	3,274	59.33	6,244	7,573	62.29	15,166	10,847	61.40	21,411
Pinos Altos Total	**subtotal**		**3,334**	**58.96**	**6,320**	**11,124**	**50.74**	**18,145**	**14,457**	**52.63**	**24,464**
Creston Mascota	Open Pit	100%	1	331.49	12	757	62.65	1,525	758	63.05	1,537
La India	Open Pit	100%	279	1.64	15	20,152	2.63	1,704	20,432	2.62	1,719
Totals			*8,417*	*33.20*	*8,985*	*42,151*	*20.31*	*27,530*	*50,567*	*22.46*	*36,515*
COPPER	Mining Method	Ownership	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu	000 Tonnes	%	tonnes Cu
LaRonde	Underground	100%	4,802	0.22	10,461	10,117	0.28	28,690	14,920	0.26	39,151
Akasaba West	Open Pit	100%	-	-	-	5,413	0.48	25,891	5,413	0.48	25,891
Upper Beaver	Underground	100%	-	-	-	7,992	0.25	19,980	7,992	0.25	19,980
Totals			*4,802*	*0.22*	*10,461*	*23,522*	*0.32*	*74,561*	*28,325*	*0.30*	*85,022*
ZINC	Mining Method	Ownership	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn	000 Tonnes	%	tonnes Zn
LaRonde	Underground	100%	4,802	0.59	28,112	10,117	0.90	91,524	14,920	0.80	119,636
Totals			*4,802*	*0.59*	*28,112*	*10,117*	*0.90*	*91,524*	*14,920*	*0.80*	*119,636*

Mineral reserves are not a subset of mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so aggregate amounts may differ from column totals.  Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle uses price assumptions that are below the three-year averages.

Assumptions used for the December 31, 2019 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$per US$1.00	Mexican peso per US$1.00		US$per €1.00
Long-life operations and projects					$1.25	MXP	17.00	$1.15
Short-life operations — Creston Mascota (Bravo) and Sinter satellite operations at Pinos Altos	$1,200	$15.50	$2.50	$1.00	$1.30	MXP	18.00	Not applicable
Upper Beaver*, Canadian Malartic mine**	$1,200	Not applicable	$2.75	Not applicable	$1.25	Not applicable		Not applicable

*The Upper Beaver project has a net smelter return (NSR) cut-off value of C$125/tonne

**The Canadian Malartic mine uses a cut-off grade between 0.40 g/t and 0.43 g/t gold (depending on the deposit)

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d), as well as other information, can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, LaRonde Zone 5 & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada	February 14, 2018
Goldex, Quebec, Canada	October 14, 2012
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix

LaRonde 3 exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
LR-290-104	5346922	689272	-2,526	171	-69	780
LR-290-107	5346922	689272	-2,526	173	-65	737

*Coordinate System UTM Nad 83 Zone 17

Goldex mine exploration drill collar coordinates

	Drill collar coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
GD90-131	5331898	286752	-593	207	-24.0	210
GD90-139	5331895	286765	-594	199	-47.0	195
GD95-065	5331920	286711	-638	236	-27.0	210
GD100-172	5331752	286909	-681	188	-6.0	141
GD100-304	5331752	286909	-681	239	27.0	176
GD100-318	5331752	286909	-681	251	22.0	126
GD106-003	5331746	286799	-754	004	27.0	33
GD106-033	5331690	286927	-758	191	26.0	57
GD109-003	5331912	286761	-789	219	6.0	132
GD110-245	5331795	287021	-816	155	-24.0	264
GD110-267	5331858	286816	-792	255	-8.0	150
GD120-299	5331827	286704	-923	028	-8.0	341
GD120-300	5331827	286704	-924	028	-14.0	364
GD120-313	5331729	286848	-944	012	-15.0	464
GD120-324	5331730	286846	-944	004	-14.0	445
GD120-325	5331730	286846	-944	004	-21.0	442
GD120-331	5331792	286755	-930	024	-10.0	368
GD120-333	5331792	286755	-932	024	-21.0	435
GD120-335	5331792	286755	-930	027	-11.0	377
GD125-003	5331685	286911	-958	002	-18.0	514
GD125-024	5331685	286911	-957	008	-25.0	527

*Coordinate System NAD83, UTM Zone 18N

Kirkland Lake project exploration drill collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
KLUB19-525	5335526	591826	283	150	-53	357
KLUB19-530	5335629	591809	284	135	-47	225
KLUB19-549	5335450	591804	295	128	-67	353
KLUB19-552	5335866	591780	304	156	-62	508
KLUB19-554	5335761	591456	305	134	-59	420
KLUC19-535	5332680	586031	370	348	-51	400
KLUC19-538	5331928	586182	328	300	-60	739
KLUC19-541	5332670	585765	354	345	-46	240
KLUC19-542	5332527	585333	353	347	-44	477
KLUC19-546	5332296	585615	344	122	-61	1,026
KLUC19-547	5333149	587071	333	137	-64	846
KLUC19-551	5332832	586930	339	160	-56	588
KLUC19-552	5332515	587757	338	341	-57	600
KLUC19-553	5332873	586791	344	163	-69	1,000

*Coordinate System NAD 1983 UTM Zone 17N

Drill collar coordinates of selected drill holes at Kittila mine

	Drill collar coordinates*
Drill hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RIE19-614	7538810	2558713	-802	080	-30	357
ROD19-701	7538198	2558629	-955	091	-80	1,118
VUG19-510	7539200	2558662	-511	092	6	222
VUG19-511	7539200	2558662	-511	106	6	266
VUG19-513	7539199	2558662	-511	114	-6	237
VUG19-516	7539200	2558662	-510	093	21	233
VUG19-517	7539199	2558662	-510	111	21	272

*Finnish Coordinate System KKJ Zone 2

Reyna East Zone and Cubiro Deposit at Pinos Altos mine exploration drill collar coordinates

	Drill Collar Coordinates*
Drill Hole	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
RP19-228	3131014	767364	2,136	200	-70	249
RP19-233	3130970	767409	2,140	200	-65	210
RP19-235	3130906	767413	2,153	200	-70	153
RP19-244	3130427	768063	2,201	200	-55	90
CBUG19-002	3136388	758841	1,230	050	5	141
CBUG19-006	3136388	758841	1,231	050	25	216
CBUG19-011	3136471	758685	1,217	255	-15	171
CBUG19-013	3136293	758945	1,249	000	-48	177
CBUG19-019	3136620	758530	1,214	235	—	255

*Coordinates of drill holes are in UTM NAD27 12N.

La India property exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
CHP19-099	3180731	706334	1,560	225	-45	201
CHP19-103	3181303	706598	1,537	225	-45	573
CHP19-104	3180342	707301	1,593	225	-45	408
CHP19-119	3180164	707217	1,538	230	-50	192
CHP19-123	3180099	707289	1,531	224	-53	222

*Coordinates are in UTM NAD27 12N

Collar coordinates of selected recent exploration drill holes at the Santa Gertrudis project

	Drill collar coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
SGE19-301	3392761	542437	1,322	180	-50	753
SGE19-312	3392426	542937	1,371	180	-55	388
SGE19-314	3392085	542775	1,237	140	-50	300
SGE19-315	3392679	542336	1,337	180	-65	550
SGE19-317	3392722	542191	1,309	180	-50	600
SGE19-320	3392929	542484	1,317	190	-60	850
SGE19-328	3392189	542749	1,269	180	-45	450

*Coordinate System UTM WGS84 12N Zone

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018

Operating margin(i) by mine:
Northern Business
LaRonde mine	$111,865	$58,697	$337,192	$288,379
LaRonde Zone 5 mine	12,954	5,600	39,153	8,336
Lapa mine	—	3,868	2,033	11,927
Goldex mine	31,200	19,318	114,487	73,893
Meadowbank complex	3,303	27,985	40,804	111,995
Meliadine mine	61,970	—	127,326	—
Canadian Malartic mine(ii)	73,015	60,346	258,139	248,765
Kittila mine	39,666	22,516	117,806	80,252
Southern Business
Pinos Altos mine	28,004	36,582	119,387	132,493
Creston Mascota mine	4,041	4,794	42,222	17,403
La India mine	12,112	13,643	48,638	57,423
Total operating margin(i)	378,130	253,349	1,247,187	1,030,866
Impairment (reversal) loss	(345,821)	389,693	(345,821)	389,693
Amortization of property, plant and mine development	150,319	137,235	546,057	553,933
Exploration, corporate and other	69,687	113,694	308,209	346,292
Income (loss) before income and mining taxes	503,945	(387,273)	738,742	(259,052)
Income and mining taxes	172,250	6,383	265,576	67,649
Net income (loss) for the period	$331,695	$(393,656)	$473,166	$(326,701)
Net income (loss) per share — basic (US$)	$1.39	$(1.68)	$2.00	$(1.40)
Net income (loss) per share — diluted (US$)	$1.38	$(1.68)	$1.99	$(1.40)

Cash flows:
Cash provided by operating activities	$257,468	$140,284	$881,692	$605,650
Cash used in investing activities	$(167,211)	$(336,376)	$(873,884)	$(1,204,368)
Cash (used in) provided by financing activities	$(28,091)	$(18,099)	$10,610	$274,099

Realized prices (US$):
Gold (per ounce)	$1,489	$1,235	$1,406	$1,266
Silver (per ounce)	$17.55	$14.53	$16.38	$15.51
Zinc (per tonne)	$2,398	$2,568	$2,607	$3,034
Copper (per tonne)	$5,948	$6,126	$5,892	$6,543

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018

Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	97,470	81,022	343,154	343,686
LaRonde Zone 5 mine	15,234	10,196	59,830	18,620
Lapa mine	—	7,307	5	34,026
Goldex mine	34,963	31,508	140,884	121,167
Meadowbank complex	61,660	59,664	193,489	248,997
Meliadine mine	81,607	—	238,394	—
Canadian Malartic mine(ii)	85,042	84,732	334,596	348,600
Kittila mine	55,345	49,353	186,101	188,979
Southern Business
Pinos Altos mine	35,822	49,170	155,124	181,057
Creston Mascota mine	6,919	11,452	48,380	40,180
La India mine	20,616	26,308	82,190	101,357
Total gold (ounces)	494,678	410,712	1,782,147	1,626,669

Silver (thousands of ounces):
Northern Business
LaRonde mine	263	205	883	1,040
LaRonde Zone 5 mine	5	1	12	2
Lapa mine	—	1	1	2
Goldex mine	1	—	2	1
Meadowbank complex	15	28	86	171
Meliadine mine	7	—	18	—
Canadian Malartic mine(ii)	114	104	421	437
Kittila mine	3	4	13	13
Southern Business
Pinos Altos mine	519	631	2,161	2,368
Creston Mascota mine	97	83	580	310
La India mine	27	54	133	180
Total silver (thousands of ounces)	1,051	1,111	4,310	4,524

Zinc (tonnes)	2,445	3,168	13,161	7,864
Copper (tonnes)	929	914	3,397	4,193

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	104,197	81,831	360,698	364,816
LaRonde Zone 5 mine	17,236	9,631	56,998	17,469
Lapa mine	—	11,640	3,777	31,874
Goldex mine	36,357	31,748	141,385	120,621
Meadowbank complex	53,710	58,610	191,396	253,014
Meliadine mine	81,328	—	213,290	—
Canadian Malartic mine(ii)(iv)	83,215	84,352	315,456	330,620
Kittila mine	52,595	47,993	184,440	187,871
Southern Business
Pinos Altos mine	36,260	50,717	155,750	185,444
Creston Mascota mine	7,310	10,409	50,605	39,592
La India mine	19,225	25,067	81,539	98,464
Total gold (ounces)	491,433	411,998	1,755,334	1,629,785

Silver (thousands of ounces):
Northern Business
LaRonde mine	264	207	883	1,043
LaRonde Zone 5 mine	4	—	11	1
Lapa mine	—	1	2	2
Goldex mine	1	1	2	2
Meadowbank complex	15	26	84	170
Meliadine mine	15	—	16	—
Canadian Malartic mine(ii)(iv)	105	90	386	394
Kittila mine	5	4	14	13
Southern Business
Pinos Altos mine	522	644	2,158	2,442
Creston Mascota mine	100	75	575	301
La India mine	26	51	140	176
Total silver (thousands of ounces):	1,057	1,099	4,271	4,544

Zinc (tonnes)	1,632	1,896	12,292	8,523
Copper (tonnes)	945	926	3,390	4,195

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018

Total cash costs per ounce of gold produced — co-product basis (US$)(v):
Northern Business
LaRonde mine	$586	$649	$660	$634
LaRonde Zone 5 mine	776	642	725	733
Lapa mine(vi)	—	715	—	873
Goldex mine	640	624	584	646
Meadowbank complex(vii)	1,410	740	1,161	825
Meliadine mine(viii)	715	—	750	—
Canadian Malartic mine(ii)(ix)	655	581	626	579
Kittila mine	757	788	737	854
Southern Business
Pinos Altos mine	1,004	707	867	749
Creston Mascota mine	1,300	844	754	961
La India mine	912	724	849	712
Weighted average total cash costs per ounce of gold produced	$805	$681	$745	$710

Total cash costs per ounce of gold produced — by-product basis (US$)(v):
Northern Business
LaRonde mine	$422	$441	$464	$445
LaRonde Zone 5 mine	771	641	722	732
Lapa mine (vi)	—	713	—	872
Goldex mine	640	624	584	646
Meadowbank complex(vii)	1,405	734	1,152	814
Meliadine mine(viii)	712	—	748	—
Canadian Malartic mine(ii)(ix)	630	562	606	559
Kittila mine	756	787	736	853
Southern Business
Pinos Altos mine	758	518	639	548
Creston Mascota mine	1,073	736	554	841
La India mine	892	694	823	685
Weighted average total cash costs per ounce of gold produced	$745	$608	$673	$637

Notes:

(i) Operating margin is calculated as revenues from mining operations less production costs.

(ii) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv) The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter return royalty transferred to Osisko Gold Royalties Ltd., in connection with the Company’s acquisition of its 50% interest of the Canadian Malartic mine.

(v) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income  for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(vi) The Lapa mine’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 5 ounces of payable gold production, which were credited to the Company as a result of final refining reconciliation following the cessation of mining and processing operations at the Lapa mine.

(vii) The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 35,281 ounces of payable gold production which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(viii) The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 47,281 ounces of payable gold production which were produced prior to the achievement of commercial production on May 14, 2019.

(ix) The Canadian Malartic mine’s cost calculations per ounce of gold produced for the three months and year ended December 31, 2019 exclude 3,137 ounces of payable gold production which were produced during these periods as commercial production at the Barnat deposit has not yet been achieved.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at December 31, 2019	As at December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$321,897	$301,826
Short-term investments	6,005	6,080
Trade receivables	8,320	10,055
Inventories	580,068	494,150
Income taxes recoverable	2,281	17,805
Equity securities	86,252	76,532
Fair value of derivative financial instruments	9,519	180
Other current assets	179,218	165,824
Total current assets	1,193,560	1,072,452
Non-current assets:
Goodwill	407,792	407,792
Property, plant and mine development	7,003,665	6,234,302
Other assets	184,868	138,297
Total assets	$8,789,885	$7,852,843

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$345,572	$310,597
Reclamation provision	12,455	5,411
Interest payable	16,752	16,531
Income taxes payable	26,166	18,671
Lease obligations	14,693	1,914
Current portion of long-term debt	360,000	—
Fair value of derivative financial instruments	—	8,325
Total current liabilities	775,638	361,449
Non-current liabilities:
Long-term debt	1,364,108	1,721,308
Lease obligations	102,135	—
Reclamation provision	427,346	380,747
Deferred income and mining tax liabilities	948,142	796,708
Other liabilities	61,002	42,619
Total liabilities	3,678,371	3,302,831

EQUITY
Common shares:
Outstanding — 240,167,790 common shares issued, less 548,755 shares held in trust	5,589,352	5,362,169
Stock options	180,160	197,597
Contributed surplus	37,254	37,254
Deficit	(647,330)	(988,913)
Other reserves	(47,922)	(58,095)
Total equity	5,111,514	4,550,012
Total liabilities and equity	$8,789,885	$7,852,843

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018

REVENUES
Revenues from mining operations	$753,099	$537,821	$2,494,892	$2,191,221

COSTS, EXPENSES AND OTHER INCOME
Production(i)	374,969	284,472	1,247,705	1,160,355
Exploration and corporate development	23,750	27,572	104,779	137,670
Amortization of property, plant and mine development	150,319	137,235	546,057	553,933
General and administrative	35,432	31,361	120,987	124,873
Finance costs	26,285	25,544	105,082	96,567
(Gain) loss on derivative financial instruments	(6,828)	11,074	(17,124)	6,065
Environmental remediation	2,719	14,167	2,804	14,420
Impairment (reversal) loss	(345,821)	389,693	(345,821)	389,693
Foreign currency translation (gain) loss	(140)	2,657	4,850	1,991
Other (income) expenses	(11,531)	1,319	(13,169)	(35,294)
Income (loss) before income and mining taxes	503,945	(387,273)	738,742	(259,052)
Income and mining taxes expense	172,250	6,383	265,576	67,649
Net income (loss) for the period	$331,695	$(393,656)	$473,166	$(326,701)

Net income (loss) per share - basic	$1.39	$(1.68)	$2.00	$(1.40)
Net income (loss) per share - diluted	$1.38	$(1.68)	$1.99	$(1.40)

Weighted average number of common shares outstanding (in thousands):
Basic	239,274	234,096	236,934	233,251
Diluted	240,952	234,096	238,230	233,251

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
OPERATING ACTIVITIES
Net income (loss) for the period	$331,695	$(393,656)	$473,166	$(326,701)
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	150,319	137,235	546,057	553,933
Deferred income and mining taxes	124,491	(22,089)	152,595	(30,961)
Stock-based compensation	14,994	11,870	54,261	50,658
Impairment (reversal) loss	(345,821)	389,693	(345,821)	389,693
Foreign currency translation (gain) loss	(140)	2,657	4,850	1,991
Other	(10,587)	26,903	(10,707)	11,610
Adjustment for settlement of reclamation provision	(1,109)	(2,170)	(7,108)	(4,685)
Changes in non-cash working capital balances:
Trade receivables	278	(1,429)	1,735	1,945
Income taxes	23,406	25,359	22,223	(2,291)
Inventories	(10,362)	(13,418)	(91,436)	(52,316)
Other current assets	34,753	38,994	(2,742)	(18,326)
Accounts payable and accrued liabilities	(37,666)	(44,218)	84,844	29,034
Interest payable	(16,783)	(15,447)	(225)	2,066
Cash provided by operating activities	257,468	140,284	881,692	605,650

INVESTING ACTIVITIES
Additions to property, plant and mine development	(195,721)	(342,183)	(882,664)	(1,089,100)
Acquisition	—	—	—	(162,479)
Net proceeds from sale of property, plant and mine development	829	163	3,692	35,246
Net proceeds from sale of short-term investments	759	7,103	75	4,839
Net proceeds from sale of equity securities and other investments	35,911	1,073	43,733	17,499
Purchases of equity securities and other investments	(3,767)	(2,510)	(33,498)	(11,163)
Payments for financial assets at amortized cost	(5,222)	—	(5,222)	—
(Increase) decrease in restricted cash	—	(22)	—	790
Cash used in investing activities	(167,211)	(336,376)	(873,884)	(1,204,368)

FINANCING ACTIVITIES
Dividends paid	(34,187)	(20,821)	(105,408)	(83,961)
Repayment of lease obligations	(4,941)	(820)	(15,451)	(3,382)
Proceeds from long-term debt	—	50,000	220,000	300,000
Repayment of long-term debt	—	(50,000)	(220,000)	(300,000)
Notes issuance	—	—	—	350,000
Long-term debt financing costs	—	(930)	—	(3,215)
Repurchase of common shares for stock-based compensation plans	(274)	(3,559)	(24,669)	(30,062)
Proceeds on exercise of stock options	7,384	4,748	140,627	30,962
Common shares issued	3,927	3,283	15,511	13,757
Cash (used in) provided by financing activities	(28,091)	(18,099)	10,610	274,099
Effect of exchange rate changes on cash and cash equivalents	1,312	(4,238)	1,653	(6,533)
Net increase (decrease) in cash and cash equivalents during the period	63,478	(218,429)	20,071	(331,152)
Cash and cash equivalents, beginning of period	258,419	520,255	301,826	632,978
Cash and cash equivalents, end of period	$321,897	$301,826	$321,897	$301,826

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$42,440	$42,743	$101,523	$91,079
Income and mining taxes paid	$20,330	$9,615	$90,694	$106,568

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Year Ended December 31, 2019	Three Months Ended December 31, 2018
(thousands of United States dollars)
LaRonde mine	$49,957	$53,931	$215,012	$228,294
LaRonde Zone 5 mine	12,804	6,326	41,212	12,991
Lapa mine	—	10,541	2,844	27,870
Goldex mine	22,944	19,707	82,533	78,533
Meadowbank complex	76,641	44,330	180,848	211,147
Meliadine mine	59,669	—	142,932	—
Canadian Malartic mine(i)	54,745	51,148	208,178	199,761
Kittila mine	38,437	36,415	142,517	157,032
Pinos Altos mine	34,618	35,206	130,190	138,362
Creston Mascota mine	8,419	9,066	35,801	37,270
La India mine	16,735	17,802	65,638	69,095
Production costs per the consolidated statements of income (loss)	$374,969	$284,472	$1,247,705	$1,160,355

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced (ii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iii)  by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		97,470		81,022		343,154		343,686

Production costs	$49,957	$513	$53,931	$666	$215,012	$627	$228,294	$664
Inventory and other adjustments(iv)	7,195	73	(1,332)	(17)	11,595	33	(10,475)	(30)
Cash operating costs (co-product basis)	$57,152	$586	$52,599	$649	$226,607	$660	$217,819	$634
By-product metal revenues	(15,983)	(164)	(16,890)	(208)	(67,224)	(196)	(64,973)	(189)
Cash operating costs (by-product basis)	$41,169	$422	$35,709	$441	$159,383	$464	$152,846	$445

LaRonde Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)	December 31, 2019				December 31, 2018				December 31, 2019				December 31, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			505				515				2,057				2,108

Production costs	$49,957		$99		$53,931		$105		$215,012		$105		$228,294		$108
Production costs (C$)	C$	66,032	C$	131	C$	70,291	C$	136	C$	285,423	C$	139	C$	293,094	C$	139
Inventory and other adjustments (C$)(v)	(1,543)		(3)		(10,206)		(19)		(27,629)		(14)			(41,568)		(20)
Minesite operating costs (C$)	C$	64,489	C$	128	C$	60,085	C$	117	C$	257,794	C$	125	C$	251,526	C$	119

LaRonde Zone 5 Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		15,234		10,196		59,830		18,620

Production costs	$12,804	$840	$6,326	$620	$41,212	$689	$12,991	$698
Inventory and other adjustments(iv)	(977)	(64)	224	22	2,169	36	656	35
Cash operating costs (co-product basis)	$11,827	$776	$6,550	$642	$43,381	$725	$13,647	$733
By-product metal revenues	(77)	(5)	(14)	(1)	(185)	(3)	(21)	(1)
Cash operating costs (by-product basis)	$11,750	$771	$6,536	$641	$43,196	$722	$13,626	$732

LaRonde Zone 5 Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)	December 31, 2019				December 31, 2018				December 31, 2019				December 31, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			227				115				870				225

Production costs	$12,804		$56		$6,326		$55		$41,212		$47		$12,991		$58
Production costs (C$)	C$	16,901	C$	74	C$	8,346	C$	73	C$	54,644	C$	63	C$	17,028	C$	76
Inventory and other adjustments (C$)(v)		(1,338)		(5)		270		2		2,855		3		945		4
Minesite operating costs (C$)	C$	15,563	C$	69	C$	8,616	C$	75	C$	57,499	C$	66	C$	17,973	C$	80

Lapa Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)(vi)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Gold production (ounces)		—		7,307		—		34,026

Production costs	$—	$—	$10,541	$1,443	$2,844	$—	$27,870	$819
Inventory and other adjustments(iv)	—	—	(5,317)	(728)	(2,844)	—	1,843	54
Cash operating costs (co-product basis)	$—	$—	$5,224	$715	$—	$—	$29,713	$873
By-product metal revenues	—	—	(13)	(2)	—	—	(26)	(1)
Cash operating costs (by-product basis)	$—	$—	$5,211	$713	$—	$—	$29,687	$872

Lapa Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)	December 31, 2019				December 31, 2018				December 31, 2019				December 31, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			—				69				—				311

Production costs	$—		$—		$10,541		$153		$2,844			$—	$27,870			$90
Production costs (C$)	C$	—	C$	—	C$	13,688	C$	198	C$	3,723	C$	—	C$	35,854	C$	115
Inventory and other adjustments (C$)(v)		—		—		(6,827)		(99)		(3,723)		—		2,369		8
Minesite operating costs (C$)	C$	—	C$	—	C$	6,861	C$	99	C$	—	C$	—	C$	38,223	C$	123

Goldex Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		34,963		31,508		140,884		121,167

Production costs	$22,944	$656	$19,707	$625	$82,533	$586	$78,533	$648
Inventory and other adjustments(iv)	(551)	(16)	(56)	(1)	(289)	(2)	(219)	(2)
Cash operating costs (co-product basis)	$22,393	$640	$19,651	$624	$82,244	$584	$78,314	$646
By-product metal revenues	(12)	—	(6)	—	(33)	—	(25)	—
Cash operating costs (by-product basis)	$22,381	$640	$19,645	$624	$82,211	$584	$78,289	$646

Goldex Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)	December 31, 2019				December 31, 2018				December 31, 2019				December 31, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			684				711				2,785				2,625

Production costs		$22,944		$34		$19,707		$28		$82,533		$30		$78,533		$30
Production costs (C$)	C$	30,240	C$	44	C$	26,075	C$	37	C$	109,373	C$	39	C$	101,787	C$	39
Inventory and other adjustments (C$)(v)	(700)		(1)		(181)		(1)		(245)		—		44		—
Minesite operating costs (C$)	C$	29,540	C$	43	C$	25,894	C$	36	C$	109,128	C$	39	C$	101,831	C$	39

Meadowbank Complex	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)(vii)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		61,660		59,664		158,208		248,997

Production costs	$76,641	$1,243	$44,330	$743	$180,848	$1,143	$211,147	$848
Inventory and other adjustments(iv)	10,290	167	(177)	(3)	2,859	18	(5,769)	(23)
Cash operating costs (co-product basis)	$86,931	$1,410	$44,153	$740	$183,707	$1,161	$205,378	$825
By-product metal revenues	(273)	(5)	(371)	(6)	(1,391)	(9)	(2,685)	(11)
Cash operating costs (by-product basis)	$86,658	$1,405	$43,782	$734	$182,316	$1,152	$202,693	$814

Meadowbank Complex	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)(viii)	December 31, 2019				December 31, 2018				December 31, 2019				December 31, 2018
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Tonnes of ore milled (thousands of tonnes)			709				700				2,381				3,262

Production costs		$76,641		$108		$44,330		$63		$180,848		$76		$211,147		$65
Production costs (C$)	C$	101,041	C$	143	C$	57,511	C$	82	C$	240,014	C$	101	C$	272,140	C$	83
Inventory and other adjustments (C$)(v)	13,990		19		676		1		6,292		2		(4,477)		(1)
Minesite operating costs (C$)	C$	115,031	C$	162	C$	58,187	C$	83	C$	246,306	C$	103	C$	267,663	C$	82

Meliadine Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)(ix)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		81,607		—		191,113		—

Production costs	$59,669	$731	$—	$—	$142,932	$748	$—	$—
Inventory and other adjustments(iv)	(1,290)	(16)	—	—	389	2	—	—
Cash operating costs (co-product basis)	$58,379	$715	$—	$—	$143,321	$750	$—	$—
By-product metal revenues	(268)	(3)	—	—	(286)	(2)	—	—
Cash operating costs (by-product basis)	$58,111	$712	$—	$—	$143,035	$748	$—	$—

Meliadine Mine	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)(x)	December 31, 2019				December 31, 2018				December 31, 2019				December 31, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			326				—				773				—

Production costs		$59,669		$183		$—		$—		$142,932		$185		$—		$—
Production costs (C$)	C$	78,595	C$	241	C$	—	C$	—	C$	188,680	C$	244	C$	—	C$	—
Inventory and other adjustments (C$)(v)	(1,350)		(4)		—		—		1,409		2		—		—
Minesite operating costs (C$)	C$	77,245	C$	237	C$	—	C$	—	C$	190,089	C$	246	C$	—	C$	—

Canadian Malartic Mine(i)	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)(xi)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		81,905		84,732		331,459		348,600

Production costs	$54,745	$668	$51,148	$604	$208,178	$628	$199,761	$573
Inventory and other adjustments(iv)	(1,070)	(13)	(1,899)	(23)	(723)	(2)	1,947	6
Cash operating costs (co-product basis)	$53,675	$655	$49,249	$581	$207,455	$626	$201,708	$579
By-product metal revenues	(2,038)	(25)	(1,608)	(19)	(6,711)	(20)	(6,806)	(20)
Cash operating costs (by-product basis)	$51,637	$630	$47,641	$562	$200,744	$606	$194,902	$559

Canadian Malartic Mine(i)	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Per Tonne(iii)(xii)	December 31, 2019				December 31, 2018				December 31, 2019				December 31, 2018
	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			2,587						2,542		10,391				10,242

Production costs		$54,745		$21		$51,148		$20		$208,178		$20		$199,761		$20
Production costs (C$)	C$	70,604	C$	27	C$	67,097	C$	26	C$	274,786	C$	26	C$	258,291	C$	25
Inventory and other adjustments (C$)(v)	(3,132)		(1)		(2,240)		(1)		(2,201)		—		2,972		—
Minesite operating costs (C$)	C$	67,472	C$	26	C$	64,857	C$	25	C$	272,585	C$	26	C$	261,263	C$	25

Kittila Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		55,345		49,353		186,101		188,979

Production costs	$38,437	$694	$36,415	$738	$142,517	$766	$157,032	$831
Inventory and other adjustments(iv)	3,480	63	2,464	50	(5,314)	(29)	4,374	23
Cash operating costs (co-product basis)	$41,917	$757	$38,879	$788	$137,203	$737	$161,406	$854
By-product metal revenues	(89)	(1)	(32)	(1)	(238)	(1)	(186)	(1)
Cash operating costs (by-product basis)	$41,828	$756	$38,847	$787	$136,965	$736	$161,220	$853

Kittila Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Tonne(iii)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore milled (thousands of tonnes)		468		462		1,591		1,827

Production costs	$38,437	$82	$36,415	$79	$142,517	$90	$157,032	$86
Production costs (€)	€34,598	€74	€32,337	€70	€127,355	€80	€133,817	€73
Inventory and other adjustments (€)(v)	2,547	5	1,590	3	(5,882)	(4)	2,545	2
Minesite operating costs (€)	€37,145	€79	€33,927	€73	€121,473	€76	€136,362	€75

Pinos Altos Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		35,822		49,170		155,124		181,057

Production costs	$34,618	$966	$35,206	$716	$130,190	$839	$138,362	$764
Inventory and other adjustments(iv)	1,344	38	(432)	(9)	4,229	28	(2,767)	(15)
Cash operating costs (co-product basis)	$35,962	$1,004	$34,774	$707	$134,419	$867	$135,595	$749
By-product metal revenues	(8,822)	(246)	(9,282)	(189)	(35,322)	(228)	(36,301)	(201)
Cash operating costs (by-product basis)	$27,140	$758	$25,492	$518	$99,097	$639	$99,294	$548

Pinos Altos Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Tonne(iii)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		512		588		2,007		2,218

Production costs	$34,618	$68	$35,206	$60	$130,190	$65	$138,362	$62
Inventory and other adjustments(v)	993	2	(486)	(1)	3,074	1	(3,061)	(1)
Minesite operating costs	$35,611	$70	$34,720	$59	$133,264	$66	$135,301	$61

Creston Mascota Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		6,919		11,452		48,380		40,180

Production costs	$8,419	$1,217	$9,066	$792	$35,801	$740	$37,270	$928
Inventory and other adjustments(iv)	578	83	596	52	678	14	1,326	33
Cash operating costs (co-product basis)	$8,997	$1,300	$9,662	$844	$36,479	$754	$38,596	$961
By-product metal revenues	(1,574)	(227)	(1,237)	(108)	(9,671)	(200)	(4,818)	(120)
Cash operating costs (by-product basis)	$7,423	$1,073	$8,425	$736	$26,808	$554	$33,778	$841

Creston Mascota Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Tonne(iii)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		94		383		1,067		1,422

Production costs	$8,419	$90	$9,066	$24	$35,801	$34	$37,270	$26
Inventory and other adjustments(v)	469	5	481	1	(122)	(1)	853	1
Minesite operating costs	$8,888	$95	$9,547	$25	$35,679	$33	$38,123	$27

La India Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ii)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		20,616		26,308		82,190		101,357

Production costs	$16,735	$812	$17,802	$677	$65,638	$799	$69,095	$682
Inventory and other adjustments(iv)	2,060	100	1,242	47	4,166	50	3,084	30
Cash operating costs (co-product basis)	$18,795	$912	$19,044	$724	$69,804	$849	$72,179	$712
By-product metal revenues	(413)	(20)	(795)	(30)	(2,184)	(26)	(2,777)	(27)
Cash operating costs (by-product basis)	$18,382	$892	$18,249	$694	$67,620	$823	$69,402	$685

La India Mine	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Per Tonne(iii)	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		1,404		1,451		5,402		6,128

Production costs	$16,735	$12	$17,802	$12	$65,638	$12	$69,095	$11
Inventory and other adjustments(v)	1,893	1	980	1	2,591	1	2,109	1
Minesite operating costs	$18,628	$13	$18,782	$13	$68,229	$13	$71,204	$12

Notes:

(i) The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic mine.

(ii) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product metal revenues, inventory production costs, smelting, refining and marketing charges, other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii) Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v) This inventory and other adjustment reflects production costs associated with the portion of production still in inventory and smelting, refining and marketing charges associated with production.

(vi) The Lapa mine’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 5 ounces of payable gold production, which were credited to the Company as a result of final refining reconciliation following the cessation of mining and processing operations at the Lapa mine.

(vii) The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 35,281 ounces of payable gold production which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(viii) The Meadowbank Complex’s cost calculations per tonne for the year ended December 31, 2019 exclude 369,519 tonnes which were processed prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(ix) The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2019 exclude 47,281 ounces of payable gold production which were produced prior to the achievement of commercial production on May 14, 2019.

(x) The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2019 exclude 263,749 tonnes which were processed prior to the achievement of commercial production on May 14, 2019.

(xi) The Canadian Malartic mine’s cost calculations per ounce of gold produced for the three months and year ended December 31, 2019 exclude 3,137 ounces of payable gold production which were produced during these periods as commercial production at the Barnat deposit has not yet been achieved.

(xii) The Canadian Malartic mine’s cost calculations per tonne for the three months and year ended December 31, 2019 exclude 133,615 tonnes which were processed during these periods as achievement of commercial production at the Barnat deposit has not yet been achieved.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2018
Production costs per the consolidated statements of income (loss) (thousands of United States dollars)	$374,969	$284,472	$1,247,705	$1,160,355
Adjusted gold production (ounces)(i)(ii)(iii)(iv)	491,541	410,712	1,696,443	1,626,669
Production costs per ounce of adjusted gold production	$763	$693	$735	$713
Adjustments:
Inventory and other adjustments(v)	42	(12)	10	(3)
Total cash costs per ounce of gold produced (co-product basis)(vi)	$805	$681	$745	$710
By-product metal revenues	(60)	(73)	(72)	(73)
Total cash costs per ounce of gold produced (by-product basis)(vi)	$745	$608	$673	$637
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	213	164	185	159
General and administrative expenses (including stock options)	72	76	71	77
Non-cash reclamation provision and other	9	4	9	4
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,039	$852	$938	$877
By-product metal revenues	60	73	72	73
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,099	$925	$1,010	$950

Notes:

(i) Adjusted gold production for the year ended December 31, 2019 excludes 5 ounces of payable gold production at the Lapa mine which were credited to the Company as a result of final refining reconciliation following the cessation of mining and processing operations at the site.

(ii) Adjusted gold production for the year ended December 31, 2019 excludes 35,281 ounces of payable gold production at the Meadowbank Complex, which were produced prior to the achievement of commercial production at the Amaruq satellite deposit on September 30, 2019.

(iii) Adjusted gold production for the year ended December 31, 2019 excludes 47,281 ounces of payable gold production at the Meliadine mine, which were produced prior to the achievement of commercial production on May 14, 2019.

(iv) Adjusted gold production for the three months and year ended December 31, 2019 exclude 3,137 ounces of payable gold production at the Canadian Malartic mine, which were produced during these periods as commercial production at the Barnat deposit has not yet been achieved.

(v) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon transfer of control over metals sold to the customer. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Other adjustments are represented by the inclusion of smelting, refining and marketing charges and exclusion of charges not directly associated with the production of minerals.

(vi) Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product metal revenues, inventory production costs or smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges and other adjustments associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.